     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1999


                                                      REGISTRATION NO. 333-78029
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 6

                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             GADZOOX NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           3576                          77-0308899
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                              5850 HELLYER AVENUE
                           SAN JOSE, CALIFORNIA 95138
                                 (408) 360-4950
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  BILL SICKLER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             GADZOOX NETWORKS, INC.
                              5850 HELLYER AVENUE
                           SAN JOSE, CALIFORNIA 95138
                                 (408) 360-4950
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               JUDITH M. O'BRIEN, ESQ.                                WILLIAM D. SHERMAN, ESQ.
               BRUCE M. MCNAMARA, ESQ.                                JUSTIN L. BASTIAN, ESQ.
                THOMAS I. SAVAGE, ESQ.                                ROCHELLE A. KRAUSE, ESQ.
               MICHAEL L. HUSKINS, ESQ.                                GARY A. TRUJILLO, ESQ.
           WILSON SONSINI GOODRICH & ROSATI                           MORRISON & FOERSTER LLP
               PROFESSIONAL CORPORATION                                  755 PAGE MILL ROAD
                  650 PAGE MILL ROAD                              PALO ALTO, CALIFORNIA 94304-1018
           PALO ALTO, CALIFORNIA 94304-1050                                (650) 813-5600
                    (650) 493-9300

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

        As soon as practicable after the effective date of this Registration
                                   Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 16, 1999


                                3,500,000 Shares
                                  gadzoox LOGO
                             GADZOOX NETWORKS, INC.

                                  Common Stock
                               ------------------


     Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $18.00 and $20.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "ZOOX."


     The underwriters have an option to purchase a maximum of 525,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.

                                                                               UNDERWRITING
                                                                 PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                                                  PUBLIC       COMMISSIONS       GADZOOX
                                                              --------------  --------------  --------------
Per Share............................................         $               $               $
Total................................................         $               $               $

     Delivery of the shares of common stock will be made on or about
                     , 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                    HAMBRECHT & QUIST

                                       MORGAN KEEGAN & COMPANY, INC.

           The date of this prospectus is                     , 1999.

                               ------------------

                               TABLE OF CONTENTS

                                   Page
                                   ----
PROSPECTUS SUMMARY...............    3
RISK FACTORS.....................    6
SPECIAL NOTE REGARDING
  FORWARD-LOOKING
  STATEMENTS.....................   18
USE OF PROCEEDS..................   18
DIVIDEND POLICY..................   18
CAPITALIZATION...................   19
DILUTION.........................   20
SELECTED FINANCIAL DATA..........   21
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS......   22
BUSINESS.........................   36

                                   Page
                                   ----
MANAGEMENT.......................   54
CERTAIN TRANSACTIONS.............   65
PRINCIPAL STOCKHOLDERS...........   70
DESCRIPTION OF CAPITAL STOCK.....   73
SHARES ELIGIBLE FOR
  FUTURE SALE....................   76
UNDERWRITING.....................   78
NOTICE TO CANADIAN RESIDENTS.....   80
LEGAL MATTERS....................   81
CHANGE IN INDEPENDENT
  ACCOUNTANTS....................   81
EXPERTS..........................   81
ADDITIONAL INFORMATION...........   82
INDEX TO FINANCIAL STATEMENTS....  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL                      , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THE
OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     The following summary highlights information we present more fully elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors described under the heading "Risk Factors" and elsewhere in this prospectus. Except where we state otherwise, all information in this prospectus
(1) reflects the conversion of all outstanding shares of our preferred stock into 13,907,399 shares of common stock effective automatically upon the closing of this offering, (2) reflects the conversion of $7,994,250 of our convertible note into 1,045,000 shares of common stock upon the closing of this offering, and (3) assumes no exercise of the underwriters' over-allotment option.

                             GADZOOX NETWORKS, INC.

     We are a leading provider of products that connect computer systems to data storage devices. Our products are designed to enable computers to access larger amounts of data, faster and more reliably than previously possible. We believe that this capability will become more and more critical since the amount of data that businesses require in order to operate is increasing at a rapid rate. According to International Data Corporation (September 1998), multiuser disk storage grew significantly from approximately 10,000 trillion bytes in 1994 to approximately 116,000 trillion bytes in 1998, and will reach approximately 1,400,000 trillion bytes in 2002. This is driven by the growth in data-intensive environments and applications such as the Internet, e-commerce, data warehousing, data mining and enterprise resource planning.

     Historically, data storage devices have only been connected to a single computer system. Our products enable data storage devices to be connected to multiple computer systems. Our products enable the creation of networks made up of computers and storage devices which have become known as "storage area networks," or SANs. We helped pioneer the development of storage area networks by taking the concepts used to connect computers to one another in local area networks and applying them to the connection of computers and data storage devices. Our products complement local area network and wide area network products and are based on fibre channel technology. Fibre channel technology is a set of specifications which were designed to enable computing devices to exchange larger amounts of data more reliably and at higher speeds than possible using existing technologies. Fibre channel technology has been endorsed and adopted by leading computer and data storage companies such as Compaq Computer Corporation, EMC Corporation, Hewlett-Packard Company, IBM Corporation, Seagate Technology and Sun Microsystems.

     We have led the storage area network market in the introduction of a number of storage area network products including our high-speed fibre channel hub, our fibre channel managed hub, our fibre channel switch to support data backup without a server, our modular switch and our storage area network management software application. Hubs and switches are devices that direct the flow of data from one computing device to another. We sell our products primarily through leading original equipment manufacturers including Hewlett-Packard Company, Compaq Computer Corporation, Avid Technology Corporation and Data General Corporation. Additionally, we believe that we have built one of the largest networks of distributors and resellers to serve the storage area network market. According to International Data Corporation (January 1999), our installed base of fibre channel networking ports represents the largest share of the total hub and switch ports shipped in the two years ended December 31, 1998. We believe we have the largest installed base of SAN networking ports.

     Our storage area network products are designed to provide the following solutions to the limitations of traditional computer-storage connectivity methods:

     - Capacity Scalability, the ability to connect millions of data storage devices to more effectively support the growth of data;

     - Increased Performance, the ability to transmit data faster between computers and storage devices to provide rapid access to data;

     - Manageability, the ability to monitor and control the function of storage area network devices from remote locations to reduce the cost and complexity of transmitting data and troubleshooting failures;

     - Data Availability and Disaster Tolerance, the ability to provide multiple copies of data and alternate routes for accessing data to help ensure continuous access in the event of system failures or site disasters;

     - Interoperability, the ability to simplify the installation of storage area network products and enhance the protection of existing user investments;

     - Modular Scalability, the ability to upgrade capabilities with a building block approach to extend data storage capacity and enhance data availability;

     - Increased Network Stability, the ability to provide dependable connections to help ensure reliable access to data; and

     - Advanced Data Management, the ability to provide a platform for the development of new methods that further increase data availability and reliability.

     We believe that storage area networks enabled by our products can form the foundation for more effective management of the growth in data. Just as local area networks formed a platform for the development of client-server computing, we believe that storage area networks have the potential to enable the development of a distributed data management architecture. We plan to leverage our technological expertise, our market leadership and strong partnerships to drive the development of this architecture and create new opportunities for our business.

     Our principal executive offices are located at 5850 Hellyer Avenue, San Jose, California 95138, and our telephone number is (408) 360-4950. Our fiscal year ends on March 31 of each year.

     The Gadzoox logo and Gadzoox(R) are registered trademarks of our company. Bitstrip(TM), Gibraltar(TM), Denali(TM), Reflex(TM), PerfectPort(TM), Capellix(TM), IntraCom(TM), Nomad(TM) and Ventana(TM) are trademarks of our company. This prospectus contains other trademarks and trade names of our company and other entities. Our website on the Internet is located at http://www.gadzoox.com. Information contained on our website does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered..........3,500,000 shares

Common stock to be outstanding
  after this offering.........24,587,393 shares(1)

Use of proceeds...............General corporate purposes, including capital expenditures, working capital and potential acquisitions

Nasdaq National Market
symbol........................ZOOX

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               QUARTER ENDED
                                                         YEAR ENDED MARCH 31,                    JUNE 30,
                                             ---------------------------------------------   -----------------
                                             1995    1996     1997       1998       1999      1998      1999
                                             -----   -----   -------   --------   --------   -------   -------
                                                                                                (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Net revenues.............................  $  --   $ 104   $   823   $  9,811   $ 24,821   $ 5,406   $ 9,211
  Loss from operations.....................  $(316)  $(881)  $(3,856)  $(10,013)  $(15,706)  $(3,524)  $(3,094)
  Net loss.................................  $(310)  $(856)  $(2,089)  $ (9,640)  $(15,932)  $(3,545)  $(3,236)
  Basic net loss per share.................                  $ (0.59)  $  (2.41)  $  (3.33)  $ (0.79)  $ (0.58)
  Weighted average shares used in computing
     basic loss per share(2)...............                    3,551      3,995      4,789     4,468     5,626
  Pro forma basic net loss per share
     (unaudited)...........................                                       $  (0.91)  $ (0.21)  $ (0.17)
  Weighted average shares used in computing
     pro forma basic net loss per share
     (unaudited)(1)(2).....................                                         17,594    16,789    19,533


                                                                            JUNE 30, 1999
                                                              -----------------------------------------
                                                                                           PRO FORMA
                                                              ACTUAL     PRO FORMA(3)    AS ADJUSTED(4)
                                                              -------    ------------    --------------
                                                                             (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 8,845      $ 8,845          $69,815
  Working capital...........................................   13,156       13,156           74,126
  Total assets..............................................   25,274       25,274           86,244
  Long-term obligations.....................................   15,047       15,047            7,053
  Total stockholders' equity................................    2,950        2,950           71,914


-------------------------
(1) Based on the number of shares of common stock outstanding as of June 30, 1999 (on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into 13,907,399 shares of common stock effective automatically upon the closing of this offering). Excludes 6,225,254 shares which may be issued upon exercise of outstanding options and warrants or which may be issued under our various stock compensation plans, or upon conversion of a portion of our convertible note. For additional information regarding these shares, see Footnote 1 to the table in "Capitalization."

(2) See Note 2 of Notes to the Financial Statements for an explanation of the determination of the number of shares used in computing basic net loss and pro forma basic net loss per share data.

(3) Reflects the conversion of all outstanding shares of our preferred stock into 13,907,399 shares of common stock effective automatically upon the closing of this offering.


(4) The pro forma as adjusted amounts reflect (1) the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $19.00 per share and the application of the net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses), (2) the conversion of all outstanding shares of our preferred stock into 13,907,399 shares of common stock effective automatically upon the closing of this offering and (3) the conversion of $7,994,250 of our convertible note into 1,045,000 shares of common stock upon the closing of this offering.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Risks and uncertainties, in addition to those we describe below, that are not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks occurs, our business, operating results and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. See "Special Note Regarding Forward-Looking Statements."

WE HAVE INCURRED SIGNIFICANT LOSSES IN EVERY FISCAL YEAR SINCE OUR INCEPTION AND MAY NEVER BECOME PROFITABLE.

     We have incurred significant losses since inception and expect to continue to incur losses on both a quarterly and annual basis for the foreseeable future. As of June 30, 1999, our accumulated deficit was $32.3 million. For the fiscal year ended March 31, 1999, our net loss was $15.9 million, and for the quarter ended June 30, 1999, our net loss was $3.2 million. Although our net revenues have grown in recent quarters, we may not be able to sustain this growth, and we may not realize sufficient net revenues to achieve profitability. We also expect to incur significant product development, sales and marketing and administrative expenses and, as a result, we will need to generate increased net revenues to achieve profitability. Further, even if we achieve profitability, given the competition in, and the evolving nature of the storage area market, we may not be able to sustain or increase profitability on a quarterly or annual basis.

DUE TO OUR LIMITED OPERATING HISTORY, WE MAY HAVE DIFFICULTY ACCURATELY PREDICTING REVENUES FOR FUTURE PERIODS AND APPROPRIATELY BUDGETING FOR EXPENSES, AND, BECAUSE MOST OF OUR EXPENSES ARE FIXED IN THE SHORT-TERM, WE MAY NOT BE ABLE TO DECREASE OUR EXPENSES IN A TIMELY MANNER TO OFFSET ANY UNEXPECTED SHORTFALL IN REVENUES.

     We have generated net revenues for less than five years and, thus, we have only a short history from which to predict future net revenues. This limited operating experience, combined with the rapidly evolving nature of the storage area network market in which we sell our products, reduces our ability to accurately forecast our quarterly and annual revenue. Further, we plan our operating expenses based primarily on these revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue. For example, in July 1998, Digital Equipment Corporation cancelled orders for our Bitstrip product, which resulted in a corresponding decrease in net revenues. If a similar situation were to occur in the future, we may incur additional unexpected losses which could seriously harm our business. For further financial information relating to our business, see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE HAVE A HISTORY OF QUARTERLY AND ANNUAL FLUCTUATIONS IN OUR NET REVENUES AND OPERATING RESULTS, AND EXPECT THESE FLUCTUATIONS TO CONTINUE, WHICH MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

     Our quarterly and annual net revenues and operating results have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control. The primary factors that may cause our quarterly net revenues and operating results to fluctuate include the following:

     - fluctuations in demand for our products and services;

     - the timing of customer orders and product implementations, particularly large orders from our customers;

     - our ability to develop, introduce, ship and support new products and product enhancements;

     - the rate of adoption of storage area networks as an alternative to existing data storage and management systems;

     - announcements and new product introductions by our competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

     - decreases in the prices at which we can sell our products;

     - our ability to obtain sufficient supplies of components, including sole or limited source components, at expected prices; and

     - the mix of our hub and switch products sold and the mix of distribution channels through which they are sold.

     Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may drop.

THE STORAGE AREA NETWORK MARKET IN WHICH WE COMPETE IS NEW AND UNPREDICTABLE, AND IF THIS MARKET DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE, OUR BUSINESS WILL SUFFER.

     The market for storage area networks and related hub and switch products has only recently begun to develop and is rapidly evolving. Because this market is new, it is difficult to predict its potential size or future growth rate. Our products are used exclusively in storage area networks. Accordingly, widespread adoption of storage area networks as an integral part of data-intensive enterprise computing environments is critical to our future success. Potential end-user customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like storage area networks. Our success in generating net revenues in this emerging market will depend on, among other things, our ability to:

     - educate potential original equipment manufacturer customers, distribution channel partners and end users about the benefits of storage area networks and hub and switch technology;

     - maintain and enhance our relationships with leading original equipment manufacturer customers and channel partners; and

     - predict and base our products on standards which ultimately become industry standards.

     In addition, storage area networks are often implemented in connection with deployment of new storage systems and servers. Accordingly, our future success is also substantially dependent on the market for new storage systems and servers.

WE HAVE LIMITED PRODUCT OFFERINGS AND OUR BUSINESS MAY SUFFER IF DEMAND FOR ANY OF THESE PRODUCTS DECLINES OR FAILS TO DEVELOP AS WE EXPECT.

     We derive a substantial portion of our net revenues from a limited number of products. Specifically, in fiscal 1999, we derived approximately 75% of our net revenues from our Gibraltar hub products and approximately 16% of our net revenues from our Bitstrip hub product. We expect that net revenues from our hub products will continue to account for a substantial portion of our total net revenues for the foreseeable future. As a result, for the foreseeable future, we will continue to be subject to the risk of a dramatic decrease in net revenues if demand for these products declines. Therefore, continued and widespread market acceptance of these products is critical to our future success.

     Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

     - growth and changing requirements of the storage area network and hub and switch product market;

     - performance, quality, price and total cost of ownership of our products;

     - availability, price, quality and performance of competing products and technologies; and

     - successful development of our relationships with existing and potential original equipment manufacturer customers and distribution channel partners.

OUR BUSINESS WILL SUFFER IF WE FAIL TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT MEET THE CHANGING NEEDS OF OUR CUSTOMERS.

     Our future success depends upon our ability to address the rapidly changing storage area network market including changes in relevant industry standards and the changing needs of our customers by developing and introducing high-quality, technologically-progressive, cost-effective products, product enhancements and services on a timely basis. For example, in May, 1999, we announced the launch of our Capellix switch and plan to announce other switching products. We expect to begin commercial shipment of the Capellix switch product in the third calendar quarter of 1999. Our future net revenues growth will be dependent on the success of these and other new products, and we may not be able to develop and introduce these or other new products successfully in the timeframe we expect. Further, we cannot be certain of the demand for, and market acceptance of, these and other new products. In addition, we must manage successfully the introduction of new or enhanced products to minimize disruption in our customers' ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet our customers' demands. Our net revenues may be reduced if we fail to develop product enhancements, if we fail to introduce new products or if any new products or product enhancements that we develop and introduce are not broadly accepted.

WE WILL BE UNABLE TO MANUFACTURE OR SELL OUR PRODUCTS IF OUR SOLE PRODUCT MANUFACTURER IS UNABLE TO MEET OUR MANUFACTURING NEEDS.

     Sanmina Corporation, a third-party manufacturer for numerous companies, manufactures all of our products at its Santa Clara, California facility. Sanmina Corporation is not obligated to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order which has been accepted by Sanmina Corporation. If Sanmina Corporation experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our net revenues and our competitive position and reputation.

     Further, our business would be harmed if we fail to effectively manage the manufacture of our products. We generally place orders with Sanmina Corporation at least two months prior to scheduled delivery of products to our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate manufacturing capacity from Sanmina Corporation or adequate quantities of components to meet our customers' delivery requirements or we may accumulate excess inventories. In addition, we anticipate that we may relocate our manufacturing operations to Sanmina Corporation's manufacturing facility in Guntersville, Alabama during the second half of fiscal 2000. We could experience difficulties and disruptions in the manufacture of our products while we transition to this new facility. Manufacturing disruption could prevent us from achieving timely delivery of products and could result in lost net revenues.

     Additionally, we must coordinate our efforts with those of our suppliers and Sanmina Corporation to rapidly achieve volume production. Although we have not experienced supply problems with Sanmina Corporation, we have experienced delays in product deliveries from one of our former contract manufacturers. Moreover, we may in the future need to find a new contract manufacturer that can manufacture our products in higher volume and at lower costs. We may not find a contract manufacturer that meets our needs. Additionally, qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. If we are required or choose to change contract manufacturers, we may lose net revenues and our customer relationships may suffer.

BECAUSE WE DEPEND ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS, WE ARE SUSCEPTIBLE TO SUPPLY SHORTAGES THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We depend upon a single source for each type of our application-specific integrated circuits, or ASICs, and limited sources of supply for several key components, including power supplies, chassis and optical transceivers. We have in the past experienced and may in the future experience shortages of, or difficulties in acquiring, these components. If we are unable to buy these components, we will not be able to manufacture our products on a timely basis.

BECAUSE WE ORDER COMPONENTS AND MATERIALS BASED ON ROLLING FORECASTS, WE MAY OVERESTIMATE OR UNDERESTIMATE OUR COMPONENT AND MATERIAL REQUIREMENTS, WHICH COULD INCREASE OUR COSTS OR PREVENT US FROM MEETING CUSTOMER DEMAND.

     We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our business and operating results.

BECAUSE WE DEPEND ON A FEW KEY ORIGINAL EQUIPMENT MANUFACTURER CUSTOMERS, THE LOSS OF ANY OF THESE CUSTOMERS COULD SIGNIFICANTLY REDUCE OUR NET REVENUES.

     We depend on a few key original equipment manufacturer customers. In fiscal 1999, approximately 84% of our net revenues came from five customers with sales to Compaq Computer Corporation, Digital Equipment Corporation and Hewlett-Packard Company each accounting for more than 10% of our net revenues. For the quarter ended June 30, 1999, approximately 76% of our net revenues came from three customers with Compaq Computer Corporation (which now incorporates all sales previously reported separately for Digital Equipment Corporation), Hewlett-Packard Company and Bell Microproducts, Inc. each accounting for more than 10% of our net revenues. In fiscal 1998, approximately 69% of our net revenues came from sales to Hewlett-Packard Company and Digital Equipment Corporation. Although we intend to expand our original equipment manufacturer customer base, we anticipate that our operating results will continue to depend on sales to a relatively small number of customers. None of our current customers have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our net revenues. For example, in July 1998, Digital Equipment Corporation cancelled orders for our Bitstrip product, and in December 1998, Hewlett-Packard Company unexpectedly reduced orders for our Gibraltar 10-port product. Digital Equipment Corporation's order cancellation resulted in a reduction of anticipated net revenues by approximately 12% for the fiscal year ended March 31, 1999.

OUR RELIANCE ON ORIGINAL EQUIPMENT MANUFACTURER CUSTOMERS AND DISTRIBUTION CHANNEL PARTNERS AND THE LENGTHY PROCESS REQUIRED TO ADD THESE PARTNERS MAY IMPEDE THE GROWTH OF OUR NET REVENUES.

     We rely on original equipment manufacturer customers and distribution channel partners to distribute and sell our products. As a result, our success depends substantially on (1) our ability to initiate, manage and expand our relationships with significant original equipment manufacturer customers, (2) our ability to attract distribution channel partners that will sell our products and (3) the sales efforts of these original equipment manufacturer customers and distribution channel partners.

     Our original equipment manufacturer customers typically conduct significant evaluation, testing, implementation and acceptance procedures before they begin to market and sell new technologies, including our products. Based on our experience with our larger original equipment manufacturer customers, this evaluation process is lengthy and has historically been as long as nine months. This process is also complex and may require significant sales, marketing and management efforts on our part. The complexity of this process increases if we must qualify our products with multiple customers at the same time. In addition, once our products have been qualified, the length of the sales cycle of each of our original equipment manufacturer customers may vary depending upon whether our products are being bundled with another product or are being sold as an option or add-on. Sales to distribution channel partners may also require lengthy sales and marketing cycles. As a result, we may expend significant resources in developing partner relationships before recognizing any revenue.

     We may not be able to manage and expand our relationships with original equipment manufacturer customers and distribution channel partners successfully and they may not market our products successfully. Moreover, our agreements with original equipment manufacturer customers and distribution channel partners have no minimum purchase commitments. Our failure to manage and expand our relationships with original equipment manufacturer customers and distribution channel partners or their failure to market our products could substantially reduce our net revenues and seriously harm our business.

OUR OPERATING RESULTS MAY SUFFER BECAUSE OF COMPETITION IN THE STORAGE AREA NETWORK MARKET, AS WELL AS ADDITIONAL COMPETITION FROM DATA NETWORKING COMPANIES AND ENTERPRISE SOFTWARE DEVELOPERS.

     The market for our storage area network hub and switch products is competitive, and is likely to become even more competitive. In the storage area network market, our current competitors include Ancor Communications, Inc., Brocade Communications Systems, Inc., Emulex Corporation and Vixel Corporation. In addition to these companies we expect new storage area network competitors to emerge. In the future, we may also compete against data networking companies which may develop storage area network products. Furthermore, although we currently offer products that complement the software products offered by Legato Systems, Inc. and Veritas Software Corporation, they and other enterprise software developers may in the future compete with us. We also compete with providers of data storage solutions that employ traditional storage technologies, including small computer system interface-based technology such as Adaptec, Inc., LSI Logic Corporation and QLogic Corporation.

     Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. Some of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, more established distribution channels or substantially greater resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. Moreover, we have only recently begun to offer storage area network switch products. Therefore, we may not be able to compete successfully in the storage area network switch product market.

IF WE CANNOT INCREASE OUR SALES VOLUMES, REDUCE OUR COSTS OR INTRODUCE HIGHER MARGIN PRODUCTS TO OFFSET ANTICIPATED REDUCTIONS IN THE AVERAGE UNIT PRICE OF OUR PRODUCTS, OUR OPERATING RESULTS MAY SUFFER.

     Although we have not experienced an overall decrease in the average selling prices of our products, we anticipate that as products in the storage area market become more commoditized, the average unit price of our products may decrease in the future in response to changes in product mix, competitive pricing pressures, new product introductions by us or our competitors or other factors. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our net revenues will decline. In addition, to maintain our gross margins, we must continue to reduce the manufacturing cost of our products. Further, as average unit prices of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our gross margins, our business could be seriously harmed, particularly if the average selling price of our products decreases significantly.

OUR PRODUCTS ARE COMPLEX AND MAY CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS, WHICH COULD LEAD TO AN INCREASE IN OUR COSTS OR A REDUCTION IN OUR NET REVENUES.

     Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and we have from time to time found errors in existing products, and we may from time to time find errors in our existing, new or enhanced products. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our or another vendor's storage area network products, could adversely affect sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

IF WE DO NOT HIRE, RETAIN AND INTEGRATE HIGHLY SKILLED MANAGERIAL, ENGINEERING, SALES, MARKETING, FINANCE AND OPERATIONS PERSONNEL, OUR BUSINESS MAY SUFFER.

     Our success depends to a significant degree upon the continued contributions of our key personnel in engineering, sales, marketing, finance and operations, many of whom would be difficult to replace. We do not maintain key person life insurance on most of our key personnel and do not have employment contracts with any of our key personnel. The loss of the services of any of our key personnel could have a negative impact on our business.

     We also believe that our success depends to a significant extent on the ability of our key personnel to operate effectively, both individually and as a group. Many of our employees have only recently joined us. If we are unable to integrate new employees in a timely and cost-effective manner, our operating results may suffer.

     We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales, marketing, finance and operations personnel. Competition for these people is intense, especially in the San Francisco Bay area where our operations are headquartered. In particular, we have experienced difficulty in hiring qualified ASIC, software, system, test and customer support engineers and we may not be successful in attracting and retaining individuals to fill these positions. If we are unable to attract or retain qualified personnel in the future, or if we experience delays in hiring required personnel, particularly qualified engineers and sales personnel, our ability to develop, introduce and sell our products could be harmed. In addition, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We may be subject to such claims in the future as we seek to hire qualified personnel. Any claim of this nature could result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

WE HAVE EXPERIENCED A PERIOD OF RAPID GROWTH, AND IF WE ARE NOT ABLE TO SUCCESSFULLY MANAGE THIS AND FUTURE GROWTH, OUR BUSINESS MAY SUFFER.

     We have recently experienced a period of rapid growth. At March 31, 1997, we had a total of 38 employees, and at June 30, 1999, we had a total of 146 employees. We plan to continue to hire new employees to expand our operations significantly to pursue existing and potential market opportunities. This growth will place a significant demand on our management and our operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. Our key personnel have limited experience managing this type of growth. If we cannot manage growth effectively, our business could suffer.

BECAUSE OUR INTELLECTUAL PROPERTY IS CRITICAL TO THE SUCCESS OF OUR BUSINESS, OUR OPERATING RESULTS WOULD SUFFER IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

     Because our products rely on proprietary technology and will likely continue to rely on technological advancements for market acceptance, we believe that the protection of our intellectual property rights will be critical to the success of our business. To protect our intellectual property rights, we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information.

     Despite our efforts to protect our proprietary rights, unauthorized parties may copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and the steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. For a more complete discussion of the protection of our intellectual property, see "Business -- Intellectual Property." If we are unable to protect our intellectual property from infringement, other companies may be able to use our intellectual property to offer competitive products at lower prices. We may not be able to effectively compete against these companies.

WE RELY HEAVILY ON OUR INTELLECTUAL PROPERTY, AND EFFORTS TO PROTECT IT MAY CAUSE US TO BECOME INVOLVED IN COSTLY AND LENGTHY LITIGATION WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future either to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting litigation could subject us to significant liability for damages and could cause our proprietary rights to be invalidated. Litigation, regardless of the merits of the claim or outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

     - stop using the challenged intellectual property or selling our products or services that incorporate it;

     - obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may not be available on reasonable terms, or at all; and

     - redesign those products or services that are based on or incorporate the challenged intellectual property.

     If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, and our net revenues would be substantially reduced.

IF WE, OUR KEY SUPPLIERS OR OUR CUSTOMERS FAIL TO BE READY FOR THE YEAR 2000 CALENDAR CHANGE, OUR BUSINESS MAY BE DISRUPTED AND OUR NET REVENUES MAY DECLINE.

     The year 2000 issue refers to the potential for disruption to business activities caused by system failures or miscalculations that are triggered by advancement of date records past the year 1999. A failure due to year 2000 issues involves numerous risks including:

     - potential product warranty or other claims from our customers;

     - negative impact on market demand for storage area networks or related hub and switch products until preparations for the calendar change by existing and potential customers are complete;

     - manufacturing, information, facility and development systems problems, both those that are unique to us and those that affect geographical areas where our business and employees reside.

     Although we have completed testing our products' readiness for the year 2000 calendar change and believe that our products are ready for that event, we may yet discover that our current products, any of our new products or any product enhancements we develop in the future have problems because of the year 2000 calendar change. In this event, our business may be adversely affected and our customer relationships may suffer. We have not completed our internal year 2000 risk assessment. We may find that our internal systems are not ready for the year 2000 calendar change. In this event, our business may be adversely affected and we may experience delays or disruptions in sales or deliveries of our product. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS AFFECTING OUR BUSINESS EVOLVE RAPIDLY, AND IF WE CANNOT DEVELOP PRODUCTS THAT ARE COMPATIBLE WITH THESE EVOLVING STANDARDS, OUR BUSINESS WILL SUFFER.

     Our products must comply with industry standards. For example, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission. Internationally, our products are also required to comply with standards established by authorities in various countries. Any new products and product enhancements that we introduce in the future must also meet industry standards at the time they are introduced. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business.

     Our products comprise only a part of the entire storage area network. All components of the storage area network must comply with the same standards in order to operate efficiently together. We depend on companies that provide other components of the storage area network to support the industry standards as they evolve. Many of these companies are significantly larger and more influential in effecting industry standards than we are. Some industry standards may not be widely adopted or they may not be implemented uniformly, and competing standards may emerge that may be preferred by original equipment manufacturer customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could suffer.

WE PLAN TO INCREASE OUR INTERNATIONAL SALES ACTIVITIES WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS.

     For the quarter ended June 30, 1999, 31.7% of our net revenues were from international sales activities, and for the fiscal year ended March 31, 1999, 20.5% of our net revenues were from international sales activities. We plan to increase our international sales activities. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully continue international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

     - multiple protectionist, adverse and changing governmental laws and regulations;

     - reduced or limited protections of intellectual property rights;

     - potentially adverse tax consequences resulting from changes in tax laws; and

     - political and economic instability.

     To date, none of our international net revenues and costs have been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and thus less competitive in foreign markets. A portion of our international net revenues may be denominated in foreign currencies in the future, which would subject us to risks associated with fluctuations in those foreign currencies.

WE MAY BECOME INVOLVED IN COSTLY AND TIME-CONSUMING LITIGATION THAT MAY SUBSTANTIALLY INCREASE OUR COSTS AND THEREBY HARM OUR BUSINESS.

     We may from time to time become involved in various lawsuits and legal proceedings which arise in the ordinary course of our business. For example, in May 1999, a former employee filed a complaint against us. We believe this claim is without merit and that resolution of this claim will not have a material adverse effect on our financial condition. However, litigation is subject to inherent uncertainties, and an adverse result in this or other matters that may arise from time-to-time may harm our business.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR STOCKHOLDERS' EQUITY AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.

     As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our market or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway, we may buy businesses, products or technologies in the future. In the event of any future purchases, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;

     - incur debt; or

     - assume liabilities.

     These purchases could also involve numerous risks, including:

     - problems integrating the purchased operations, technologies or products;

     - unanticipated costs;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees of purchased organizations.

     We may not be able to successfully integrate any businesses, products, technologies or personnel that we might purchase in the future.

OUR PRINCIPAL STOCKHOLDERS HAVE SIGNIFICANT VOTING POWER AND MAY TAKE ACTIONS THAT MAY NOT BE IN THE BEST INTERESTS OF OUR OTHER STOCKHOLDERS.

     Upon completion of this offering, our executive officers and directors and their affiliates will beneficially own, in the aggregate, approximately 63.9% of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring or merging with us. For a full presentation of the equity ownership of these stockholders, see "Principal Stockholders."

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

     - authorizing our board of directors to issue preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three-year terms;

     - prohibiting cumulative voting in the election of directors;

     - requiring super-majority voting to effect significant amendments to our certificate of incorporation and bylaws;

     - limiting the ability of stockholders to call special meetings;

     - prohibiting stockholder actions by written consent; and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     Certain provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. This initial public offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control, including the following:

     - actual or anticipated fluctuations in our operating results;

     - changes in market valuations of other technology companies;

     - announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - losses of major original equipment manufacturer customers, value added resellers or distributors;

     - additions or departures of key personnel; and

     - sales of common stock in the future.

     In addition, the stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

     You should read the "Underwriting" section for a more complete discussion of the factors which were considered in determining the initial public offering price of our common stock.

IF WE ARE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS, WE MAY BE UNABLE TO DEVELOP OR ENHANCE OUR PRODUCTS, TAKE ADVANTAGE OF FUTURE OPPORTUNITIES OR RESPOND TO COMPETITIVE PRESSURES OR UNANTICIPATED REQUIREMENTS, EACH OF WHICH WOULD MATERIALLY HARM OUR BUSINESS.

     We believe that the net proceeds of this offering, together with our existing cash balances, credit facilities and cash flow expected to be generated from future operations, will be sufficient to meet our capital requirements at least through the next 12 months. However, we may be required, or could elect, to seek additional funding prior to that time. In the event we are required to raise additional funds we may not be able to do so on favorable terms, if at all. Further, if we issue new equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. For additional information on our anticipated future capital requirements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK PRICE.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. You should read "Shares Eligible for Future Sale" for a full discussion of shares that may be sold in the public market in the future.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR SHARES.


     The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $16.08 in the book value per share of our common stock from the price you pay for our common stock. For additional information on this calculation, see "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following: (1) anticipated development and release of new products, including in particular our Capellix switch, (2) anticipated sources of future revenues, (3) anticipated product return rates, (4) future third-party manufacturing arrangements, (5) anticipated expenditures for research and development, sales and marketing and general and administrative expenses, (6) the adequacy of our capital resources to fund our operations and (7) our assessment of our readiness to address, and risks relating to, year 2000 issues. These statements are only predictions.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

                                USE OF PROCEEDS


     We expect to receive net proceeds of approximately $60,970,000 from the sale of the 3,500,000 shares of common stock (approximately $70,247,000 if the underwriters exercise their over-allotment option in full), at an assumed initial public offering price of $19.00 per share, after deducting the underwriting discount and estimated offering expenses.


     We expect to use the net proceeds from this offering for working capital and general corporate purposes, including expenditures for research and development of new products, sales channel development and other corporate purposes. In addition, we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our current or future business and product lines. We are not currently negotiating any acquisitions and we have no agreements with any third party for any acquisition. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, under our existing credit facility, we cannot pay dividends without our bank's consent, with limited exceptions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our capitalization and short-term debt as of June 30, 1999 on the following three bases:

     - on an actual basis;

     - on a pro forma basis to reflect the conversion of all outstanding shares of our preferred stock into 13,907,399 shares of common stock effective automatically upon the closing of this offering; and


     - on a pro forma as adjusted basis to reflect (1) the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $19.00 per share and the application of the net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses), (2) the conversion of all outstanding shares of our preferred stock into 13,907,399 shares of common stock effective automatically upon the closing of this offering, and (3) the conversion of $7,994,250 of our convertible note into 1,045,000 shares of common stock.


     You should read this table in conjunction with our Financial Statements and the Notes thereto and Selected Financial Data included elsewhere in this prospectus.


                                                                         JUNE 30, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                  (IN THOUSANDS, EXCEPT SHARE
                                                                      AND PER SHARE DATA)
                                                                          (UNAUDITED)
Current portion of long-term obligations....................  $  1,531    $  1,531      $   1,531
                                                              --------    --------      ---------
Long-term obligations, less current portion.................    15,047      15,047          7,053
Stockholders' equity:
  Preferred stock, $0.005 par value per share: 16,500,000
     shares authorized, 13,907,399 shares outstanding,
     actual; 10,000,000 shares authorized, no shares
     outstanding pro forma and pro forma as adjusted........        69          --             --
  Common stock, $0.005 par value per share: 40,000,000
     shares authorized, 6,134,994 shares outstanding,
     actual; 40,000,000 shares authorized, 20,042,393 shares
     outstanding, pro forma; 150,000,000 shares authorized,
     24,587,393 shares outstanding, pro forma as
     adjusted(1)............................................        31         100            122
  Additional paid-in capital................................    37,283      37,283        106,225
  Deferred compensation.....................................    (2,103)     (2,103)        (2,103)
  Accumulated deficit.......................................   (32,330)    (32,330)       (32,330)
                                                              --------    --------      ---------
          Total stockholders' equity........................  $  2,950    $  2,950      $  71,914
                                                              --------    --------      ---------
          Total capitalization..............................  $ 19,528    $ 19,528      $  80,498
                                                              ========    ========      =========


-------------------------
(1) The number of shares of common stock outstanding after this offering excludes the following:

     - 4,356,731 shares issuable upon exercise of outstanding stock options as of June 30, 1999 with a weighted average exercise price of $1.81 per share;

     - 1,069,174 shares reserved for issuance under our Amended and Restated 1993 Stock Plan, 1999 Director Stock Option Plan and 1999 Employee Stock Purchase Plan as of June 30, 1999;

     - up to 751,500 shares issuable upon conversion of the balance of our convertible note at a conversion price per share of $7.65; and

     - 47,849 shares issuable upon exercise of warrants outstanding as of June 30, 1999 with a weighted average exercise price of $5.96 per share.

    For additional information regarding these shares, see "Management -- Stock Plans," "Certain Transactions," "Description of Capital Stock -- Warrants" and Note 10 of the Notes to Financial Statements.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. In the table below, we have calculated net tangible book value per share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock.


     The pro forma net tangible book value of our company at June 30, 1999, was $2,950,000, or $0.15 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock after giving effect to the conversion of all outstanding shares of our preferred stock into 13,907,399 shares of common stock effective automatically upon the closing of this offering. After giving effect to the sale of the 3,500,000 shares of common stock at an assumed initial public offering price of $19.00 per share (less underwriting discounts and commissions and estimated offering expenses) and conversion of approximately $7,994,250 of our convertible note (including accrued interest), our pro forma as adjusted net tangible book value at June 30, 1999, would be $71,914,000 or $2.92 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $2.77 per share to existing stockholders and an immediate dilution of $16.08 per share to new investors, or approximately 85% of the assumed offering price of $19.00 per share. The following table illustrates this per share dilution:



Assumed public offering price per share.....................           $19.00
  Pro forma net tangible book value per share at June 30,
     1999...................................................  $0.15
  Accretion per share attributable to conversion of our
     convertible note.......................................   0.37
  Increase per share attributable to this offering..........   2.40
                                                              -----
Pro forma as adjusted net tangible book value per share
  after the offering........................................             2.92
                                                                       ------
Dilution per share to new investors.........................           $16.08
                                                                       ======



     The following table shows on a pro forma as adjusted basis at June 30, 1999, after giving effect to the sale of the 3,500,000 shares of common stock at an assumed initial public offering price of $19.00 per share (before underwriting discounts and estimated offering expenses), conversion of approximately $7,994,250 of our convertible note (including accrued interest) and conversion of all preferred stock into common stock for the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:



                                       SHARES PURCHASED          TOTAL CONSIDERATION       AVERAGE
                                    -----------------------   -------------------------     PRICE
                                    NUMBER(1)    PERCENTAGE      AMOUNT      PERCENTAGE   PER SHARE
                                    ----------   ----------   ------------   ----------   ---------
Existing stockholders.............  20,042,393       82%      $ 34,038,859       31%       $ 1.70
Conversion of convertible note....   1,045,000        4          7,994,250        8        $ 7.65
New investors.....................   3,500,000       14         66,500,000       61        $19.00
                                    ----------      ---       ------------      ---
          Total...................  24,587,393      100%      $108,533,109      100%
                                    ==========      ===       ============      ===


-------------------------
(1) The number of shares of common stock outstanding after this offering excludes 6,225,254 shares which may be issued upon exercise of outstanding options and warrants or which may be issued, under our various stock compensation plans, and upon conversion of a portion of our convertible note. For additional information regarding these shares, see Footnote 1 to the table in "Capitalization."

                            SELECTED FINANCIAL DATA

     You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and the Notes thereto included elsewhere in this prospectus. The statement of operations data for the years ended March 31, 1997, 1998 and 1999 and the balance sheet data at March 31, 1998 and 1999 are derived from, and are qualified by reference to, the audited Financial Statements and Notes thereto appearing elsewhere in this prospectus. The statements of operations data for the years ended March 31, 1995 and 1996 and the balance sheet data as of March 31, 1995, 1996 and 1997 are derived from, and are qualified by reference to, financial statements not appearing in this prospectus. The statement of operations data for the quarters ended June 30, 1998 and June 30, 1999 and balance sheet data as of June 30, 1999 are unaudited. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with the audited Financial Statements and the Notes thereto appearing elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

                                                                                                 QUARTER ENDED
                                                       YEAR ENDED MARCH 31,                        JUNE 30,
                                       ----------------------------------------------------   -------------------
                                         1995       1996       1997       1998       1999       1998       1999
                                       --------   --------   --------   --------   --------   --------   --------
                                                                                                  (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Net revenues.......................  $     --   $    104   $    823   $  9,811   $ 24,821   $ 5,406    $ 9,211
  Cost of revenues...................        --         68        483      7,898     18,638     4,181      5,414
                                       --------   --------   --------   --------   --------   -------    -------
  Gross margin.......................        --         36        340      1,913      6,183     1,225      3,797
                                       --------   --------   --------   --------   --------   -------    -------
  Operating expenses:
    Research and development.........       230        458      2,168      7,178     13,928     3,112      3,917
    Sales and marketing..............        --        126      1,126      2,974      5,765     1,347      1,888
    General and administrative.......        86        333        902      1,774      1,649       262        764
    Amortization of deferred
      compensation...................        --         --         --         --        547        28        322
                                       --------   --------   --------   --------   --------   -------    -------
        Total operating expenses.....       316        917      4,196     11,926     21,889     4,749      6,891
                                       --------   --------   --------   --------   --------   -------    -------
  Loss from operations...............      (316)      (881)    (3,856)   (10,013)   (15,706)   (3,524)    (3,094)
  Interest income, net of interest
    expense..........................         6         25        259        373       (226)      (21)      (142)
  Sale of electronic test equipment
    rights, net......................        --         --      1,508         --         --        --         --
                                       --------   --------   --------   --------   --------   -------    -------
  Net loss...........................  $   (310)  $   (856)  $ (2,089)  $ (9,640)  $(15,932)  $(3,545)    (3,236)
                                       ========   ========   ========   ========   ========   =======    =======
  Basic net loss per share...........                        $  (0.59)  $  (2.41)  $  (3.33)  $ (0.79)   $ (0.58)
                                                             ========   ========   ========   =======    =======
  Weighted average shares used in
    computing basic loss per
    share(1).........................                           3,551      3,995      4,789     4,468      5,626
                                                             ========   ========   ========   =======    =======
  Pro forma basic net loss per share
    (unaudited)......................                                              $  (0.91)  $ (0.21)   $ (0.17)
                                                                                   ========   =======    =======
  Weighted average shares used in
    computing pro forma basic net
    loss per share (unaudited)(1)....                                                17,594    16,789     19,533
                                                                                   ========   =======    =======

                                                                                                      QUARTER
                                                               YEAR ENDED MARCH 31,                    ENDED
                                                  -----------------------------------------------    JUNE 30,
                                                   1995      1996      1997      1998      1999        1999
                                                  -------   -------   -------   -------   -------   -----------
                                                                                                    (UNAUDITED)
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents, and short-term
    investments.................................  $   690   $ 1,729   $ 7,067   $ 4,624   $12,202     $ 8,845
  Working capital...............................      674     1,647     6,895     6,385    15,912      13,156
  Total assets..................................      772     2,108     8,825    14,942    28,598      25,274
  Long-term obligations, less current portion...       --        --        16     1,426    15,057      15,047
  Total stockholders' equity....................      710     1,859     7,820     8,169     5,659       2,950

-------------------------
(1) See Note 2 of Notes to the Financial Statements for an explanation of the determination of the weighted average common and common equivalent shares used to compute net loss per share and pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our Financial Statements and the Notes thereto included elsewhere in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future period. Certain statements in this discussion and analysis are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. See "Special Note Regarding Forward-Looking Statements."

OVERVIEW

     We are a leading provider of hardware and software products for storage area networks, or SANs. Our SAN products are designed to leverage the capabilities of fibre channel technology to enable companies to better manage the growth in mission-critical data by overcoming the limitations of the traditional captive storage architecture. We sell our SAN products, primarily through leading original equipment manufacturers, including Hewlett-Packard Company, Compaq Computer Corporation, Avid Technology Corporation and Data General Corporation. We also sell our products through distribution channel partners.

     We were founded in April 1992 and initially developed electronic test equipment. Since October 1995, we have focused on developing fibre channel network products that address the needs of the SAN market. In fiscal 1997, we sold our patent rights to the electronic test equipment. Prior to fiscal 1998, our operating activities related primarily to increasing our research and development capabilities, designing and developing the hardware and software products which we currently sell and staffing our administrative, marketing and sales organizations. Since our inception, we have incurred significant losses, and as of March 31, 1999, we had an accumulated deficit of $29.1 million, and for the fiscal year ended March 31, 1999 our net loss was $15.9 million. As of June 30, 1999, we had an accumulated deficit of $32.3 million and our net loss for the quarter ended June 30, 1999 was approximately $3.2 million. We have not achieved profitability on a quarterly or annual basis and anticipate that we will incur net losses for the foreseeable future. We expect to continue to incur significant sales and marketing, product development and administrative expenses, and as a result, we will need to generate significant net revenues to achieve and maintain profitability. Although our net revenues have grown, we may not be able to sustain these growth rates, and we may not realize sufficient net revenues to achieve profitability.

     We currently derive substantially all of our net revenues from sales of a limited number of products within the same product line. During fiscal 1999, substantially all of our net revenues were derived from sales of our hub products. Although we plan to begin selling our Capellix switch products during the second quarter of fiscal 2000, we expect that substantially all of our net revenues in fiscal 2000 will continue to be generated from sales of our hub products. We may not be successful in our efforts to diversify our product base and introduce switch products to our customers.

     We depend on a few key customers. In fiscal 1999, approximately 84% of our net revenues came from five customers with sales to Compaq Computer Corporation, Digital Equipment Corporation and Hewlett-Packard Company each accounting for more than 10% of our net revenues. For the quarter ended June 30, 1999, approximately 76% of our net revenues came from three customers with Compaq Computer Corporation (which now incorporates all sales previously reported separately for Digital Equipment Corporation),

Hewlett-Packard Company and Bell Microproducts, Inc. each accounting for more than 10% of our net revenues. In fiscal 1998, approximately 69% of our net revenues came from sales to two customers. While we are seeking to diversify our customer base and expand the portion of our net revenues which is derived from sales through various channels, we anticipate that our operating results will continue to depend on volume sales to a relatively small number of original equipment manufacturer customers and distribution channel partners. We may not be successful in our efforts to diversify our customer base.

     We record product net revenues upon shipment, with the exception of sales to several distribution channel partners whose product return rates we cannot reasonably estimate. Where product return rates cannot be reasonably estimated, revenue is recognized upon sell-through to the end user by the distribution channel partner. Allowances for estimated sales returns are provided at the time of revenue recognition.

     Our gross margins are affected by fluctuations in demand for our products, the mix of products sold, the mix of sales channels through which our products are sold, the timing and size of customer orders and product implementations, new product introductions both by us and by our competitors, changes in our pricing policies and those of our competitors, component costs, and the volume manufacturing pricing we are able to obtain from our contract manufacturer.

     Although we enter into general sales contracts with our customers, none of our customers are obligated to purchase any amount of our products pursuant to these contracts. We rely on our customers to submit purchase orders for specific quantities of our products. All of our sales contracts contain provisions regarding the following:

     - products and pricing;

     - order dates, rescheduling and cancellations;

     - warranties and repair procedures; and

     - marketing and/or sales support and training obligations.

     Our original equipment manufacturer contracts generally contain additional provisions regarding product technical specifications, labeling and boxing instructions and other customization instructions. Several of our original equipment manufacturer sales contracts contain favored pricing provisions as well as confidentiality provisions. Two of our original equipment manufacturer sales contracts provide the original equipment manufacturer the right to manufacture our product in the event of a material default we are unable to cure within a specified time period.

     Our contracts with our distribution channel partners generally contain additional provisions for stock rotation, which provide for a right of return for up to 10% of the value of purchases during the prior three months, to be offset with an immediately deliverable order in an amount equal to or greater than the stock to be rotated. For these customers, we record a sales return reserve equal to the amount returnable. Two of our distribution channel partners have broader rights of return. For those two distribution channel partners, we defer recognition of revenues until their right of return has lapsed. Although we also provide a reserve for general product returns, we have not experienced significant product returns from any of our customers. However, our past product return experience may not be indicative of future product return rates.

     We currently outsource substantially all of our manufacturing to Sanmina Corporation, a third-party manufacturer. Our agreement with Sanmina Corporation provides for two months of rolling purchase orders and rolling forecasts for the nine months immediately following the purchase order period. Purchase prices are negotiable throughout the three-year contract period. We are liable for materials that Sanmina Corporation purchases on our behalf that we cannot use, cannot be cancelled before receipt or are unique parts otherwise unusable by Sanmina Corporation. The agreement restricts our ability to reschedule orders and allows us to cancel existing orders subject to penalties of up to the total purchase price. Sanmina Corporation provides warranties on workmanship and pass-through warranties on component parts. Sanmina Corporation purchases most of the key components used to manufacture our products. We obtain some of these key components, such as our application specific integrated circuits, or ASICs, from sole sources and other components, such as power supplies and chassis, from limited sources. If we inaccurately forecast demand for our products, Sanmina Corporation may be unable to provide us with adequate manufacturing capacity. In addition, Sanmina Corporation may not be able to obtain adequate supplies of components to meet our customers' delivery requirements. Alternatively, excess inventories may be accumulated by Sanmina Corporation for our account. In order to reduce the costs of sales, we anticipate that we may relocate our manufacturing operations from Sanmina Corporation's manufacturing facility in Santa Clara, California to its manufacturing facility in Guntersville, Alabama during the second half of fiscal 2000. Additionally, we may consider moving the outsourced manufacturing to other new locations or to a new contract manufacturer. These relocations could be time consuming and expensive and there can be no assurance that such moves would not disrupt the manufacturing of our products. Such disruptions could cause us to lose net revenues and damage our customer relationships.

RESULTS OF OPERATIONS

     The following table sets forth financial data for the fiscal years indicated as a percentage of net revenues:

                                                                       QUARTER ENDED
                                         YEAR ENDED MARCH 31,             JUNE 30,
                                      --------------------------    --------------------
                                       1997      1998      1999       1998        1999
                                      ------    ------    ------    --------    --------
                                                                        (UNAUDITED)
SUMMARY OF OPERATIONS DATA:
  Net revenues......................   100.0%    100.0%    100.0%    100.0%      100.0%
  Cost of revenues..................    58.7      80.5      75.1      77.3        58.8
                                      ------    ------    ------     -----       -----
  Gross margin......................    41.3      19.5      24.9      22.7        41.2
                                      ------    ------    ------     -----       -----
  Operating expenses:
     Research and development.......   263.4      73.1      56.1      57.6        42.5
     Sales and marketing............   136.8      30.3      23.2      24.9        20.5
     General and administrative.....   109.6      18.1       6.7       4.9         8.3
     Amortization of deferred
       compensation.................      --        --       2.2       0.5         3.5
                                      ------    ------    ------     -----       -----
          Total operating
            expenses................   509.8     121.5      88.2      87.9        74.8
                                      ------    ------    ------     -----       -----
  Loss from operations..............  (468.5)   (102.0)    (63.3)    (65.2)      (33.6)
  Interest income, net of interest
     expense........................    31.5       3.8      (0.9)     (0.4)       (1.5)
  Sale of electronic test equipment
     rights, net....................   183.2        --        --        --          --
                                      ------    ------    ------     -----       -----
  Net loss..........................  (253.8)%   (98.2)%   (64.2)%   (65.6)%     (35.1)%
                                      ======    ======    ======     =====       =====

YEARS ENDED MARCH 31, 1997, 1998 AND 1999

Net Revenues

     We began volume shipments of our SAN product line in fiscal 1997, and recognized $823,000 of net revenues for that year from continued sales of our Bitstrip product hub and initial sales of our Gibraltar 10-port hub. Net revenues increased to $9.8 million in fiscal 1998 through sales of the Bitstrip product and our Gibraltar 10-port and 12-port products. In fiscal 1999 we began sales of our Gibraltar 6-port hub and Denali switch and recognized $24.8 million in net revenues. Net revenues increased in each of these years, primarily due to a broadening of our product line, additions of new original equipment manufacturer customers and an expansion of our sales through our distribution channel partners.

Gross Margin

     Gross margin increased from $340,000 in fiscal 1997 to $1.9 million in fiscal 1998 to $6.2 million in fiscal 1999. Gross margin as a percentage of net revenues decreased from 41.3% in fiscal 1997 to 19.5% in fiscal 1998 and increased to 24.9% in fiscal 1999. The decrease in gross margin as a percentage of net revenues from fiscal 1997 to fiscal 1998 was primarily due to the introduction of new products with low initial sales volumes and manufacturing difficulties experienced by our previous contract manufacturer. The increase in gross margin as a percentage of net revenues from fiscal 1998 to fiscal 1999 was primarily due to higher sales volumes, resulting in economies of scale and cost savings due to our transition to Sanmina Corporation for contract manufacturing.

     Our gross margins for sales of products manufactured by our prior contract manufacturer were approximately 22% for the quarter ended March 31, 1998, approximately 23% for the quarter ended June 30, 1998, and approximately 25% for the quarter ended September 30, 1998. During the quarter ended December 31, 1998, we began shifting our manufacturing to Sanmina Corporation. Gross margins on sales during the December 1998 quarter were lower than expected because sales of our higher margin Bitstrip product were lower than expected and Sanmina Corporation had not yet fully assumed all of our manufacturing obligations. During the quarter ended March 31, 1999, Sanmina Corporation assumed all of our manufacturing obligations, including purchasing substantially all components. We do not believe that past cost savings are indicative of cost savings in the future.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants and outside service providers, material costs for prototype and test units and other expenses related to the design, development, testing and enhancements of our products. We expense our research and development costs as they are incurred. Research and development expenses increased from $2.2 million in fiscal 1997 to $7.2 million in fiscal 1998 and to $13.9 million in fiscal 1999. These increases were primarily due to additional research and development personnel, including the addition of our strategic research and development team and our two ASIC development teams primarily devoted to our development of the Capellix and other switch products. As net revenues have increased, these expenses have declined as a percentage of net revenues from 263.4% in fiscal 1997 to 73.1% in fiscal 1998 and to 56.1% in fiscal 1999. We believe that a significant level of investment for product research and development is required to remain competitive. Accordingly, we expect to continue to devote substantial resources to product research and development such that research and development expenses will increase in absolute dollars.

Sales and Marketing Expenses

     Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer engineering support functions, as well as costs associated with trade shows, promotional activities and travel expenses. Sales and marketing expenses increased from $1.1 million in fiscal 1997 to $3.0 million in fiscal 1998 and to $5.8 million in fiscal 1999. As net revenues have increased, these expenses have declined as a percentage of net revenues from 136.8% in fiscal 1997 to 30.3% in fiscal 1998 and to 23.2% in fiscal 1999. The increase in absolute dollars in each of these years was primarily due to the hiring of additional sales and marketing personnel and the expansion of our sales and marketing efforts. We intend to expand our sales and marketing operations and efforts substantially, both domestically and internationally, in order to increase market awareness and to generate sales of our products. However, we cannot be certain that any increased expenditures will result in higher net revenues. In addition, we believe our future success depends upon establishing successful relationships with a variety of channel partners. We believe that continued investment in sales and marketing is critical to our success and expect these expenses to increase in absolute dollars in the future.

General and Administrative Expenses

     General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, information technology, facilities and human resources personnel, recruiting expenses, professional fees and costs associated with expanding our information systems. General and administrative expenses increased from $902,000 in fiscal 1997 to $1.8 million in fiscal 1998 and decreased to $1.6 million in fiscal 1999. The increase in absolute dollars from fiscal 1997 to fiscal 1998 was primarily due to increased staffing and associated expenses necessary to manage and support our increased scale of operations. During fiscal 1997 and fiscal 1998, administrative services were provided to functional departments from a central administration pool. The decrease in general and administrative expenses in absolute dollars in fiscal 1999 was primarily due to the transfer of several employees from the general and administrative area to other departments, such as sales, marketing, manufacturing and research and development. As revenues have increased, these expenses have declined as a percentage of net revenues from 109.6% in fiscal 1997 to 18.1% in fiscal 1998 and to 6.7% in fiscal 1999. We expect these expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business, expansion of our information infrastructure and our operation as a public company.

Amortization of Deferred Compensation

     In connection with the grant of stock options to employees, we recorded deferred compensation within stockholders' equity of approximately $3.0 million, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. We recorded amortization of deferred compensation of $547,000 during fiscal 1999. At March 31, 1999, the remaining deferred compensation of approximately $2.4 million will be amortized as follows: $1.3 million during fiscal 2000, $670,000 during fiscal 2001, $350,000 during fiscal 2002 and $120,000 for fiscal 2003. The amortization expense relates to options awarded to employees in all operating expenses categories. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited. See Note 10 of the Notes to the Financial Statements.

Interest Income, Net of Interest Expense

     Interest income, net of interest expense related to our debt and lease obligations and includes income from our cash investments net of expenses related to our financing obligations. Interest income, net of interest expense totaled $259,000 in fiscal 1997 and $373,000 in fiscal 1998. Interest expense, net of interest income, totaled $226,000 in fiscal 1999. The increase from fiscal 1997 to fiscal 1998 was primarily due to interest income from proceeds from issuances of our preferred stock, partially offset by increased interest charges on debt and capital lease obligations. The interest expense, net of interest income during fiscal 1999 was primarily due to the interest accrued but not paid in cash on our convertible note issued in September 1998.

Income Taxes

     As of March 31, 1999, we had approximately $26.8 million of federal and $3.3 million of state net operating loss carryforwards for tax purposes available to offset future taxable income. Such net operating loss carryforwards expire through 2014. We have not recognized any benefit from the future use of loss carryforwards for these periods or for any other periods since inception because management's estimate of the realizability of the tax benefits of the loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance for us to recognize such benefits currently.

THREE MONTHS ENDED JUNE 30, 1999 AND 1998

Net Revenues

     Net revenues for the quarter ended June 30, 1999 were $9.2 million, an increase of $3.8 million, or 70%, compared with net revenues of $5.4 million for the quarter ended June 30, 1998. The increase in net revenues from the quarter ended June 30, 1998 to June 30, 1999 was primarily due to greater sales to original equipment manufacturers and distribution channel partners.

Gross Margin

     Gross margins increased to $3.8 million, or 41.2% of net revenues, during the quarter ended June 30, 1999 from gross margins of $1.2 million, or 22.7% of net revenues during the quarter ended June 30, 1998. Our gross margin increased primarily due to the following factors:

     - Our economies of scale increased in the quarter ended June 30, 1999 primarily due to higher net revenues and cost savings achieved by Sanmina Corporation, our current contract manufacturer.

     - Approximately 28% of our net revenues came from sales to distribution channel customers during the quarter ended June 30, 1999 compared to approximately 6% of our net revenues from our distribution channel customer sales during the quarter ended June 30, 1998. Selling prices to distribution channel customers are typically higher than selling prices to our OEM customers.

     - During the quarter ended June 30, 1999, we sold fewer units of the lower margin Gibraltar GL product than in previous quarters.

     Gross margins achieved during the quarter ended June 30, 1999 may not be indicative of gross margins in future quarters.

Research and Development Expenses

     Research and development expenses were $3.9 million for the quarter ended June 30, 1999, an increase of $805,000, or 26%, over research and development expenses of $3.1 million for the quarter ended June 30, 1998. During the quarter ended June 30, 1999, our research and development efforts focused primarily on the design and development of the Capellix storage switch, two new ASIC chips and several new products and product enhancements. We expect to begin commercial shipment of our Capellix storage switch product during the quarter ending September 30, 1999.

Sales and Marketing Expenses

     Sales and marketing expenses were $1.9 million for the quarter ended June 30, 1999, an increase of $541,000, or 40%, over sales and marketing expenses of $1.3 million for the quarter ended June 30, 1998. Sales and marketing expenses in the quarter ended June 30 have historically been higher primarily due to the Networld+Interop tradeshow in that quarter. We have added personnel to our sales and marketing departments to facilitate growth in our net revenues and to enable us to further develop our distribution channel through the development of sales tools, in-depth training in technology, and sales support.

General and Administrative Expenses

     General and administrative expenses were approximately $764,000 for the quarter ended June 30, 1999, an increase of $502,000, or 192%, over general and administrative expenses of approximately $262,000 for the quarter ended June 30, 1998. This growth in general and administrative expense was primarily due to the addition of new accounting, finance and information systems personnel.

Amortization of Deferred Compensation

     In connection with the grant of stock options to employees, we amortized approximately $322,000 in deferred compensation during the quarter ended June 30, 1999. The amount of deferred compensation expense during the quarter ended June 30, 1998 was approximately $28,000.

Interest Income, Net of Interest Expense

     Interest income, net of interest expense was approximately $142,000 for the quarter ended June 30, 1999, an increase of $121,000, or 576%, over interest income, net of interest expense of approximately $21,000 for the quarter ended June 30, 1998. The increase was primarily due to interest accrued but not paid on our convertible note issued in September 1998.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the nine quarters in the period ending June 30, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with our audited Financial Statements and Notes thereto appearing elsewhere in this prospectus. These operating results are not necessarily indicative of the results of any future period.

                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                               JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                 1997       1997        1997       1998       1998       1998        1998       1999       1999
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT AS A PERCENTAGE OF NET REVENUES)
STATEMENTS OF OPERATIONS
  DATA:
  Net revenues...............  $   651     $ 1,573    $ 3,238    $ 4,349    $ 5,406     $ 5,851    $ 5,983    $ 7,581    $ 9,211
  Cost of revenues...........      631       1,299      2,580      3,388      4,181       4,412      4,550      5,495      5,414
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
  Gross margin...............       20         274        658        961      1,225       1,439      1,433      2,086      3,797
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
  Operating expenses:
    Research and
      development............    1,133       1,590      1,877      2,578      3,112       3,411      3,750      3,655      3,917
    Sales and marketing......      590         495        776      1,113      1,347       1,240      1,577      1,601      1,888
    General and
      administrative.........      376         414        423        561        262         301        434        652        764
    Amortization of deferred
      compensation...........       --          --         --         --         28          87        184        248        322
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
         Total operating
           expenses..........    2,099       2,499      3,076      4,252      4,749       5,039      5,945      6,156      6,891
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
  Loss from operations.......   (2,079)     (2,225)    (2,418)    (3,291)    (3,524)     (3,600)    (4,512)    (4,070)    (3,094)
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
         Total other income (expense)...     121      112     112      28       (21)        (40)       (51)      (114)      (142)
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
  Net loss...................  $(1,958)    $(2,113)   $(2,306)   $(3,263)   $(3,545)    $(3,640)   $(4,563)   $(4,184)   $(3,236)
                               =======     =======    =======    =======    =======     =======    =======    =======    =======

AS A PERCENTAGE OF NET
  REVENUES:
  Net revenues...............    100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
  Cost of revenues...........     97.0        82.6       79.7       77.9       77.3        75.4       76.0       72.5       58.8
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
  Gross margin...............      3.0        17.4       20.3       22.1       22.7        24.6       24.0       27.5       41.2
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
  Operating expenses:
    Research and
      development............    174.0       101.1       58.0       59.3       57.6        58.3       62.7       48.2       42.5
    Sales and marketing......     90.6        31.5       24.0       25.6       24.9        21.2       26.4       21.1       20.5
    General and
      administrative.........     57.8        26.3       13.0       12.9        4.9         5.1        7.2        8.6        8.3
    Amortization of deferred
      compensation...........       --          --         --         --        0.5         1.5        3.1        3.3        3.5
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
         Total operating
           expenses..........    322.4       158.9       95.0       97.8       87.9        86.1       99.4       81.2       74.8
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
  Loss from operations.......   (319.4)     (141.5)     (74.7)     (75.7)     (65.2)      (61.5)     (75.4)     (53.7)     (33.6)
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
         Total other income (expense)...    18.6      7.2     3.5     0.6      (0.4)       (0.7)      (0.9)      (1.5)      (1.5)
                               -------     -------    -------    -------    -------     -------    -------    -------    -------
  Net loss...................   (300.8)%    (134.3)%    (71.2)%    (75.1)%    (65.6)%     (62.2)%    (76.3)%    (55.2)%    (35.1)%
                               =======     =======    =======    =======    =======     =======    =======    =======    =======

     Net revenues increased in each of the nine quarters ended June 30, 1999. These quarterly increases were primarily due to the introduction of our Gibraltar 12-port and 6-port products, increased sales of our Bitstrip and Gibraltar 10-port products, and the addition of new original equipment manufacturer and distribution customers. These increases may not be indicative of future quarterly revenues.

     Gross margins have generally increased in each of the nine quarters ended June 30, 1999 with the exception of a decrease in the quarter ended December 31, 1998. This decrease was primarily due to lower than anticipated sales of our Bitstrip product and the transition from our prior contract manufacturer to Sanmina Corporation. During the quarter ended December 31, 1998 Sanmina Corporation had not assumed full turnkey manufacturing.

     Gross margins increased to $3.8 million, or 41% of net revenues, during the quarter ended June 30, 1999 from gross margins of $1.2 million, or 22.7% of net revenues during the quarter ended June 30, 1998. Our gross margin increased primarily for the following reasons:

     - Our economies of scale increased in the quarter ended June 30, 1999 through higher net revenues and cost savings achieved through Sanmina Corporation, our current contract manufacturer.

     - Approximately 28% of our net revenues came from sales to distribution channel customers during the quarter ended June 30, 1999 compared to approximately 6% of our net revenues from our distribution channel customer sales during the quarter ended June 30, 1998. Selling prices to distribution channel customers are typically higher than selling prices to our OEM customers.

     - During the quarter ended June 30, 1999, we sold fewer units of the lower margin Gibraltar GL product than in previous quarters.

     Gross margins achieved during the quarter ended June 30, 1999 may not be indicative of gross margins in future quarters.

     Research and development expenses have generally increased in each of the nine quarters ended June 30, 1999 primarily due to the addition of personnel and costs incurred for the development of the Capellix switch and other new products. We expect research and development costs to continue to increase in absolute dollars.

     Sales and marketing expenses have generally increased due to our increasing net revenues. Additionally, sales and marketing expenses in the June and December quarters have historically been higher primarily due to the Networld+Interop tradeshow in the quarters ended June 30, and the Comdex tradeshow during the quarters ended December 31. We expect sales and marketing costs to continue to increase in absolute dollars.

     General and administrative expenses increased for each of the five quarters ended June 30, 1999. During this period of time, administrative personnel provided functions to all departments from a centralized pool of personnel. During the four quarters ended March 31, 1998, we transferred several employees from the general and administrative area to other departments such as sales, marketing, and research and development resulting in a decrease in general and administrative costs, and a corresponding increase in research and development and sales and marketing. During the quarter ended December 31, 1998, we moved to a new corporate headquarters facility in northern California, incurred moving costs and wrote off the unamortized portion of leasehold improvements from the prior facility. We increased our facility size from approximately 27,000 square feet to approximately 53,000 square feet, increasing facility costs during the quarters ended March 31, 1999 and June 30, 1999 over facility costs in prior quarters.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of convertible preferred stock, the issuance of a convertible note and equipment financings.

     In fiscal 1999, we used $15.7 million in cash for operations, an increase of 33% from $11.8 million used in fiscal 1998. This increase was primarily due to an increase in our net loss from $9.6 million in fiscal 1998 to $15.9 million in fiscal 1999, partially offset by increased non-cash charges in fiscal 1999.

     In fiscal 1999, we used $1.6 million in cash from investing activities to acquire property and equipment. In fiscal 1998, we received proceeds of $6.9 million from the sale of available-for-sale securities and used $1.4 million of cash to acquire property and equipment.

     In addition to convertible preferred stock, we have used debt and leases to partially finance our operations and capital purchases and plan to continue this practice. In fiscal 1999, we generated $24.9 million in cash from financing activities, an increase of 132.7% from the $10.7 million generated in fiscal 1998. This increase was primarily due to an increase in private sales of convertible preferred stock and the issuance of a convertible note.

     In September 1998, we entered into a $15.0 million convertible note agreement with Seagate Technology, Inc. Under this agreement, Seagate Technology purchased a convertible note in the aggregate principle amount of $15.0 million, which bears simple interest on the unpaid principal balance at a rate equal to 5.75% per annum with principal and interest maturing on September 18, 2001. We have the option to convert any portion of the then outstanding balance of principal and interest on this convertible note into shares of our Series G preferred stock, or common stock after completion of this offering, at a price of $7.65 per share.

     The agreement also provides that, without our consent, conversion of the convertible note may not result in Seagate Technology holding more than 19.9% of our outstanding shares of common stock. Accrued interest is converted prior to any principal owing under this convertible note. See "Certain Transactions." In the event of a default, as defined in the convertible note agreement, Seagate Technology may declare all outstanding interest and principal immediately due and payable in cash. We may, upon 30 days written notice to Seagate Technology, prepay the convertible note in whole or in part.

     In October 1998, we converted approximately $59,000 of interest and approximately $1.8 million of principal of the convertible note into 242,694 shares of Series G preferred stock. Upon the closing of this offering, those 242,694 shares of Series G preferred stock will convert into 242,694 shares of our common stock. As of June 30, 1999, the total amount of outstanding principal and accrued interest on the convertible note was $13,743,225. We intend to convert a portion of the unpaid principal and interest on our convertible note sufficient to maintain Seagate Technology's holdings of our common stock at 19.9%. In this prospectus we have assumed, based upon the number of shares of our common stock outstanding as of June 30, 1999, that we will convert approximately $7,994,250 of our convertible note into 1,045,000 shares of our common stock. Accordingly, following the conversion of this amount, there would be $5,748,975 of our convertible note outstanding, which would be convertible into 751,500 shares of our common stock. For a more complete discussion of the convertible note and our agreement with Seagate Technology, see "Certain Transactions."

     In fiscal 1998 and 1999, we acquired $3.3 million in equipment under capitalized leases. At March 31, 1999, we had $2.4 million in capitalized lease obligations outstanding.

     In January 1998, we entered into a revolving credit agreement with a bank, which provided for maximum borrowings of an amount not to exceed the lower of 70% of eligible accounts receivable or $5.0 million. On March 15, 1999, we renewed this agreement, which expires on February 1, 2000. Currently, there are no borrowings under this line of credit. Borrowings under this line of credit are secured by all of our assets and bear interest at the bank's prime rate plus 0.5% per annum (approximately 8.25% at March 31, 1999). The agreement requires that we maintain certain financial ratios and levels of tangible net worth and also restricts our ability to pay cash dividends. See Note 8 of Notes to the Financial Statements.

     Cash, cash equivalents and short-term investments totaled $8.8 million at June 30, 1999, down from $12.2 million at March 31, 1999. Cash, cash equivalents and short-term investments totaled $8.8 million at June 30, 1999. The decrease from March 31, 1999 was primarily due to cash used in operations of $2.8 million and capital expenditures of $603,000.

     Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and expense associated with expanding our distribution channels, and other factors. We expect to devote substantial capital resources to continue our research and development efforts, to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. We believe that the proceeds from this offering together with our existing cash balances, credit facilities and cash flows expected to be generated from future operations will be sufficient to fund our operations for at least the next 12 months. However, we may require additional financing within this time frame and additional funding, if needed, may not be available on terms acceptable, or at all.

YEAR 2000 READINESS

The Year 2000 Issue

     The year 2000 issue refers to the potential for disruption to business activities caused by system failures or miscalculations which are triggered by advancement of date records past the year 1999. For example, if software that uses the calendar year in computations is not ready for the millennial calendar change, it may interpret a 21(st) century date as a 20(th) century date (for example, mistaking 2001 for 1901).

Readiness of Our Products

     We have designed our products to be ready for the year 2000 calendar change. We represent to our customers that each hardware, software and firmware product supplied by us will accurately process date data from, into and between the 20(th) and 21(st) centuries and the years 1999 and 2000, including leap year calculations, when used in accordance with the product documentation provided by us. We also represent to our customers that upon notification of any year 2000 problems with our products, we will remedy it by product repair or replacement.

     We do not represent to our customers that the storage area networks and local area networks that incorporate our products will not have problems with year 2000 issues, since these networks incorporate hardware and software products supplied by other companies. We cannot evaluate the readiness of our products for year 2000 with the innumerable combinations possible with other companies' products. We may, therefore, face claims or complaints based on year 2000 problems related to our customers' networks, even when we are not the source of their problem. We are not aware of any such claims or complaints about us or other companies building products for storage area networks, but we may incur the cost of legal or other defense and explanation of our product regardless of the merits of such claims.

Readiness of Our Systems and Facilities

     Our business may be affected by year 2000 issues. We plan to complete our systems updates, upgrades and replacements of non-ready systems by Fall 1999. Systems include internal hardware and software as well as external services provided by other companies, including contract manufacturing, product development, information processing and facility services. We will prepare contingency plans for unexpected internal system failures and failures of external systems. We are not currently aware of any unresolved year 2000 problems relating to any of our internal systems. We do not believe that we have any significant systems that are not year 2000 compliant. The majority of our software, hardware and operating systems have been acquired as new product in the last two years. Most of it is shrink wrapped product and is still maintained by existing vendors. We do not believe that we have any significant systems that contain embedded chips that are not year 2000 compliant. Most of our hardware is made of branded components and has been acquired in the last two years from manufacturers which are still in business. We are not using legacy hardware or software that would be more likely to have calendar issues because of its age.

Cost of Product and Internal Systems Preparation

     Based on our assessment to date, we do not expect the total cost of year 2000 preparation and remediation to be material to our business. To date, our costs of analysis of our year 2000 readiness have not been material.

Risks

     An internal or external business disruption caused by the year 2000 issue could interrupt our operations and damage our relationships with our customers. An internal disruption unique to us could give a comparative advantage to our competitors. Failure of our internal systems and critical external services to be ready for the year 2000 could delay order processing, issuing invoices or development and shipment of products. The cost of recovery from failures could be significant.

     Our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems. This situation could divert funds and resources otherwise available for new product purchase. In addition, some customers may wait to purchase our products until after the year 2000, which may reduce our net revenues in the near future.

     We are unable to determine at this time whether these or other year 2000 failures will occur and will have a material impact on our business, results of operations, or financial condition. This inability is particularly due to the potential scope of the year 2000 problem and the inability to assure the readiness of external service providers, including utilities, government entities and other vendors. We have not developed, and we have no current plans to develop in the near future, a contingency plan to deal with the effects of this worst case scenario.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Comprehensive Income," which we adopted in fiscal 1999. SFAS No. 130 requires companies to report a new, additional measure of income on the statement of operations or to create a new financial statement that has the new measure of income on it. "Comprehensive Income" is to include amounts which have been previously excluded from net income and reflected instead in equity. Comprehensive loss for each of the three years ended March 31, 1999 approximated net loss.

     In June 1997, the Financial Accounting Standards Board also issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information," which we adopted in fiscal 1999. SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. We are organized and operate as one operating segment: the design, development, manufacturing, marketing and selling of SAN products. During fiscal 1997, product net revenues amounted to 95% of total net revenues, in fiscal 1998 they amounted to 99%, and in fiscal 1999 they amounted to 98%. We sell our SAN products internationally.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," which we adopted in fiscal 1999. SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria has been met. The adoption did not have a material impact on our financial position or results of operations.

     In April 1998, the American Institute of Certified Public Accountants issued SOP No. 98-5 "Reporting on the Costs of Start-Up Activities," which we adopted in fiscal 1999. SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were previously capitalized must be written off when SOP No. 98-5 is adopted. The adoption did not have a material impact on our financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires certain accounting and reporting standards for derivative financial instruments and hedging activities. We are subject to SFAS No. 133 since on July 1, 1999. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not believe that the adoption of SFAS No. 133 will have a material impact on our financial position or results of operations.

     In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2, amended by SOP 98-4, through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We do not expect the adoption of SOP 98-9 to have a significant effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET INTEREST RATE SENSITIVITY

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of June 30, 1999, all of our investments were in money market funds. See Note 2 of the Notes to the Financial Statements.

     We have operated primarily in the United States and all sales to date have been made in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

                                    BUSINESS

OVERVIEW

     We are a leading provider of hardware and software products that enable the creation of networks made up of computers and data storage devices which have become known as "storage area networks," or SANs. We helped pioneer the development of SANs by taking the concepts used to connect computers to one another in local area networks and applying those same concepts to the connection of computers and data storage devices. Our SAN products are based on fibre channel technology, a set of specifications designed to enable computing devices to exchange large amounts of data. We have designed our products to leverage the capabilities of fibre channel technology to enable companies to better manage the growth of mission-critical data by overcoming the limitations of the traditional captive storage architecture, and creating a foundation for data centralization.

     We believe that we have developed the most comprehensive line of products in the SAN industry. These products include (1) the Bitstrip active hub, a gigabit fibre channel hub, which provides a cost-effective solution for entry-level SANs; (2) the Gibraltar line of hubs, a managed hub designed to provide centralized management of a SAN; (3) the Denali area switch, a fibre channel switch to support data backup without a server; (4) the Capellix chassis switch, a switch that can be configured to perform multiple functions by adding hardware; and (5) the Ventana SAN Manager, a SAN management software application which provides monitoring and control of SAN devices.

     We began commercial shipments of our SAN products in October 1995. Our primary customers include original equipment manufacturer customers and distribution channel partners. Our original equipment manufacturer customers include Hewlett-Packard Company, Compaq Computer Corporation, Data General Corporation and Avid Technology, Inc. Additionally, we have developed a two-tier distribution channel comprised of distributors and resellers including Andataco, Inc., Bell Microproducts, Inc., Decision Support Systems, Inc., Merisel, Inc., Rorke Data, Inc. and Tokyo Electron Limited. According to International Data Corporation (January 1999), our installed base of fibre channel networking ports represents the largest share of the total hub and switch ports shipped in the two years ended December 31, 1998. We believe we have the largest installed base of SAN networking ports.

     We believe that the SAN infrastructure created by our network products forms the foundation for a new data management architecture. Just as the infrastructure created by local area networks, or LANs, formed a platform for the development of client-server computing, we believe that the SAN infrastructure has the potential to enable the development of a distributed data management architecture. We plan to leverage our technological expertise, our market leadership and the strength of our partnerships to drive the development of this architecture and create new opportunities for our business.

INDUSTRY BACKGROUND

Growth of Enterprise Data

     The volume of data generated in today's business environment continues to grow at a significant rate. International Data Corporation (September 1998) estimates that multiuser disk storage grew from approximately 10,000 terabytes in 1994 to approximately

116,000 terabytes in 1998, and will reach approximately 1,400,000 terabytes in 2002. This growth in the volume of enterprise data has been fueled by a number of factors, including:

     - the emergence and rapid growth of data-intensive applications such as e-commerce, online transaction processing, web-serving, digital video and other multimedia applications and enterprise resource planning;

     - the increasing importance of digital information as a strategic business asset;

     - the need for redundant depositories of data to enable continuous access;

     - advances in storage technology and the resulting decline in the cost of storage capacity; and

     - a trend toward distributing data in the enterprise client-server environment.

Traditional Captive Storage Architecture

     The growth of the amount of enterprise data has resulted in a corresponding need to manage, share, back-up and make data widely accessible. This need has traditionally been addressed by connecting individual high-performance computers, known as servers, to dedicated storage devices. This approach results in a "captive" storage architecture where storage devices are connected to only one server, and not to any of the other servers utilized by an enterprise. These connections are made through the use of the small computer system interface, or SCSI, technology.
  [GRAPHIC: Graphical representation of the traditional storage architecture.]

     The traditional captive storage architecture has several significant limitations, including:

     - Capacity Constraints. Small computer system interface technology cannot typically support more than 15 individual disk drives. In general, to add additional storage capacity, additional servers must be added, which is costly and inefficient.

     - Performance Constraints. The bandwidth, or rate at which data can be transmitted, of commercially-available small computer system interface technology is fixed at 40 or 80 megabytes per second. Accordingly, the addition of a new storage device may not result in a proportional increase in performance because the available bandwidth may be fully utilized by the amount of data already flowing between the server and the existing storage devices. Further, the addition of new storage devices may actually degrade performance as more devices compete to utilize available bandwidth.

     - Lack of Management. Small computer system interface technology does not have any inherent capability to manage connections, storage or data. As a result, servers are burdened with management tasks. This is cumbersome because there is no centralized monitoring and control. This is also inefficient because server bandwidth is spent managing data and not serving clients, generating a need for more servers. Because of this lack of centralized management, we believe the cost of managing storage exceeds the cost of the storage devices themselves.

     - Lack of Availability and Disaster Tolerance. In general, a small computer system interface-connected device can only be accessed by its dedicated server. If the server becomes unavailable for any reason, such as a breakdown of the server or a disaster affecting the entire data center, data on its connected storage devices becomes inaccessible. This lack of fault and disaster tolerance makes the enterprise vulnerable to server or data center failures. Because the small computer systems interface standard typically limits the distance between servers and storage devices to 25 meters, redundant storage devices in remote locations are generally not practical or cost-effective. As a result, sustained data availability in a captive storage architecture following a system failure or disaster is difficult to achieve.

Development of Fibre Channel

     In 1994, the American National Standards Institute approved the fibre channel standard as an open standard technology specifically for high performance, input/output intensive environments such as server-storage connectivity. Commercially available fibre channel products offer over 1 gigabit per second of bandwidth. Multiple fibre channel links of up to 10 kilometers each may be interconnected to enable long distances between servers and storage devices. Fibre channel technology also enables hundreds of storage devices and servers to be interconnected.

The Need for a New Storage Architecture

     Despite the greater bandwidth and capacity offered by fibre channel, fibre channel alone does not address the data management, data availability and disaster tolerance issues resulting from the growth of enterprise data. A new storage architecture comprised of a new model for connecting storage devices with servers and a foundation for distributing data management applications is needed.

THE GADZOOX SOLUTION

     We sell hardware and software products that create storage area networks, or SANs, for the intelligent management of enterprise data. To address limitations of the traditional captive storage architecture, we pioneered the development of the SAN by leveraging the capabilities of fibre channel to create a new network architecture that is designed to enable multiple storage devices to be connected to multiple servers. We believe the combination of our technical innovation and our market vision has influenced and will continue to impact the evolution of the SAN market. According to International Data Corporation (January 1999), our installed base of fibre channel networking ports represents the largest share of the total hub and switch ports shipped in the two years ended December 31, 1998. We believe we have the largest installed base of SAN networking ports.

     We developed some of the first storage area network devices and introduced products that are designed to manage data from within a SAN without relying on servers. Our products include an active hub, a hub with intelligent diagnostics, an area switch and a chassis switch for SANs. Utilizing the proven principles of centralized network management for local area networks, we were also the first to deliver managed network devices and management software for SANs. These devices are designed to centralize the monitoring, diagnosis and control of a storage area network.

     Our storage area network solution is based on the following topology:
        [GRAPHIC: Graphical representation of the topology of the SAN.]

     Our storage connectivity products address the limitations of traditional captive storage architectures in the following ways:

Capacity Scalability

     Our hub, switch and SAN management products are designed to allow users to scale servers and storage capacity independently to meet their individual needs. For example, our proprietary PerfectPort feature is designed to enable the reliable linking of multiple hubs and switches to scale storage capacity. As a result, our products help users realize fibre channel's ability to connect hundreds of storage devices or subsystems to multiple servers. This is more cost-effective than the traditional captive storage architecture, which requires businesses to purchase one or more servers to facilitate the addition of storage devices.

Increased Performance

     Our products are designed to provide access to data at speeds exceeding 1 gigabit per second. In addition, our Capellix switch has greater port capacity and a faster switching backplane than the 8-port and 16-port SAN switches currently available in the market. This enables higher performance and more cost effective scaling because more devices can be connected through a single Capellix switch with higher available bandwidth than can be connected through existing switches. Our products leverage the multiple server/multiple storage device topology of SANs to allow multiple users simultaneous access to stored data over independent paths within the SAN. This permits faster access to data by more users than is possible in a traditional captive storage architecture.

Manageability

     Our management products are designed to provide centralized monitoring and control of storage and networking devices in a distributed SAN environment. For example, our proprietary management features and Ventana SAN Manager software are designed to minimize downtime by monitoring, detecting, isolating and troubleshooting faults as they occur. Our products leverage the SAN environment to facilitate the sharing of storage resources, such as tape backup devices and disk arrays, or disk drives grouped together to provide added storage capacity. Our products also leverage the SAN environment to reduce the total cost of ownership of storage networks. We believe that centralized management results in a total cost of ownership model where the cost of data management is significantly less than the cost of the storage devices themselves.

Data Availability and Disaster Tolerance

     Our products are designed to further enhance SANs by allowing network administrators to specify primary and secondary data transmission pathways known as failover links. SANs are substantially more fault tolerant than the traditional captive storage architecture because access to storage devices on a SAN is independent of any single server. As a result, even if one or more servers fail, data stored on SAN storage devices is still accessible by other servers connected to the SAN. In addition, because fibre channel allows devices to be located farther apart physically than small computer system interface technology, storage devices on the same SAN can be placed in remote locations to increase disaster tolerance.

     Our products offer the following additional benefits and features:

Interoperability

     Our products leverage the fibre channel arbitrated loop protocol. This protocol is the most widely-deployed fibre channel standard. As a result, we believe our products are compatible with substantially all major fibre channel servers and storage subsystems. This interoperability allows customers to install our products into their existing small computer system interface technology, which allows them to better preserve their investment in the equipment that they already own.

Modular Scalability

     The modular design of our products allows users to scale and upgrade the capabilities of their SANs as required. Our customers are able to meet their evolving storage and performance needs through the incremental installation or upgrade of hubs, switches and SAN management features.

Increased Network Stability

     Our proprietary Reflex feature is integrated in all of our products and is designed to automatically bypass faulty links and devices to help ensure network stability. Our proprietary PerfectPort feature is designed to increase the reliability of each fibre channel link to our hub or switch products. This enhances the reliability of the SAN. In addition, the use of PerfectPort in each link enables all devices in the SAN to be interconnected without limitation in the number of network devices or the distance between SAN devices.

Platform for Advanced Data Management

     Our products are designed to allow storage devices to share data without the intervention of a server. This feature creates a platform that helps enable third-party applications such as serverless backup, an application that allows backups to be performed over a SAN without a server. Serverless backup helps alleviate servers and local area networks of backup traffic so they can more effectively serve clients.

STRATEGY

     Our objective is to maintain and extend our leadership position in the SAN market by continuing to deliver enhanced and innovative network products. Key elements of this strategy include the following:

Leverage Technological Leadership

     We intend to leverage our technological leadership and expertise to introduce high-quality, cost-effective products and product enhancements to meet the needs of the evolving SAN market. We have significant technological expertise in both storage and networking. Several of our employees were involved in the establishment of the original fibre channel standards, which allowed us to have early insight into the potential of fibre channel as the enabling technology for SANs. We believe that this technological expertise has been instrumental in developing our SAN architecture and introducing innovative products. We intend to continue to devote substantial resources to our product development efforts.

     We remain committed to advancing the standardization of SAN capabilities through our participation in industry standards organizations, trade groups and strategic partnerships. Today, our technical personnel are members of more than 11 standards organizations and chair four working groups that are developing new open standards.

Develop Products Consistent with SAN Evolution

     We develop and introduce products timed to the development of the SAN market. Recognizing that the SAN architecture was a new storage connectivity paradigm, we targeted our initial product development efforts to the introduction of active hubs as the basic building block of SANs. As the SAN architecture began to gain market acceptance, we introduced managed hubs and SAN management software to allow centralized monitoring and control in larger distributed environments. We then introduced area switches that support applications such as remote backup, serverless backup and remote SAN to SAN connectivity. In May 1999, we announced the launch of Capellix, our chassis switch. When configured with storage switch plug-in modules, the Capellix switch is designed to provide highly scalable switching capabilities without the need to change other elements of the SAN such as servers and storage devices.

     In preserving compatibility with existing SAN devices, the need to reengineer systems to accommodate the more complex fibre channel fabric protocol is diminished. By focusing on the delivery of products consistent with SAN evolution, we believe that we have been a significant factor in the emergence of the SAN market. As the SAN architecture gains wider market acceptance, we intend to continue to introduce products designed to enable greater capabilities.

Leverage Modular Architecture

     We intend to continue to design products that can be upgraded to provide a broad range of features, enhancements and services to our growing installed base. This represents a significant opportunity because we believe that we have the largest installed base of SAN ports. The modular design of our products allows users to scale and upgrade the capabilities of their SANs as required. Our products serve as a foundation that facilitates growth by supporting downloadable agents, "plug-in" expansion modules and upgradable software applications.

Develop Data Management Architecture

     We plan to leverage the SAN infrastructure to develop a new data management architecture. Although the SAN architecture addresses a number of problems resulting from the growth of enterprise data, we believe that its role will continue to evolve over time. Similar to the way that the local area network architecture evolved from a connectivity method for the sharing of data and printers into an infrastructure that enabled the advent of client-server computing, we believe the SAN architecture holds the potential of enabling further changes in the way data is managed. By eliminating the dependency between individual servers and the access to storage, the SAN architecture enables the removal of data management applications from the server. In doing so, server processing capacity can be applied to business critical applications while data management functions are distributed within the SAN infrastructure, thereby creating a distributed data management environment.

     We believe that the improvements in reliability and security resulting from a distributed data management environment can enhance overall data availability. Correspondingly, the elevated role of an intelligent SAN infrastructure can result in higher-value SAN product segments. To influence these evolutionary steps, we plan to work with industry standards organizations, original equipment manufacturer customers, distribution channel partners and strategic partners to develop, standardize and promote a distributed SAN-based data management architecture.

Focus on Key Original Equipment Manufacturer Customers and Expand Distribution Channel

     We intend to continue to focus on our original equipment manufacturer customer relationships and to expand distribution channels to develop new markets. We believe that by continuing to partner with leading original equipment manufacturer customers, we are well-positioned to introduce new products and develop new markets. Our original equipment manufacturer customers currently include the following:

Compaq Computer Corporation         Fujitsu Limited
Hewlett-Packard Company             Hitachi Limited
Data General Corporation            Groupe Bull, S.A.
Avid Technology Corporation         MTI Technology Corporation
NEC Limited

     While our original equipment manufacturer customers have accounted for the majority of our net revenues, we believe that our success depends in part on the successful creation of an open market channel through distributors and resellers. To this end, we have developed a network of over 60 leading distributor and reseller partners in 15 countries. We offer comprehensive training and marketing program support to our partners through our Gadzoox Associates in Networking (GAIN) program. We intend to enter into agreements with additional distributors and resellers, both in the United States and abroad, to increase our geographic coverage and address new vertical markets. We expect that sales through our distribution channels will constitute an increasing portion of our total sales.

Work Closely with Strategic Partners and Industry Alliances

     We intend to continue working closely with leaders in the storage, networking and computing industries to develop new and enhanced SAN products. We believe that establishing strategic relationships with technology partners is essential to facilitate the efficient and reliable integration of their capabilities into SAN solutions. To this end, we have developed strategic relationships and industry alliances with leading technology companies, including the following:

ATL Products, Inc.
  (data backup applications)
Compaq Computer Corporation
  (storage management)
EMC Corporation
  (Sponsor of FibreAlliance for   Internet Engineering Task
  Force standards)
Exabyte Corporation
  (data backup applications)
Legato Systems, Inc.
  (data backup applications)
Microsoft Corporation
  (server clustering and web-based
  management)
Seagate Technology, Inc.
  (storage device interface
  technologies)
Sun Microsystems, Inc.
  (storage management architecture)
Veritas Software Corporation
  (storage management architecture)

Employ Reusable Elements

     Our products incorporate reusable application specific integrated circuits
(ASIC) cores and firmware agents, or small software applications used to carry out specific functions. This allows us to accelerate time-to-market, reduce development costs and leverage interoperability with existing products. We intend to continue developing reusable elements and leverage them in order to quickly respond to changes in market requirements.

PRODUCTS

     We offer a comprehensive line of products, consisting of SAN hubs, switches and management software. Our products are designed to address the needs of our existing and potential customers and enable the adoption and growth of SANs for a broad range of markets and applications.

Network Products

     Our line of network products currently includes active hubs, managed hubs, area switches and chassis switches. We believe that our product line is the most comprehensive in the SAN market. Designed as a set of modular building blocks, our products enable the cost-effective installation, scaling and extension of SAN capacity, performance and management capabilities.

     The following table summarizes the key features and benefits of our networking products:

          ------------------------------------------------------------------------------------------------
                           FIRST
                           COMMERCIAL      DESCRIPTION                               BENEFITS
          PRODUCT NAME     SHIPMENT
---------------------------------------------------------------------------------------------------------------------------------

     ENTRY-LEVEL HUB

                                           - Gigabit fibre channel hub               - Enables a cost-effective solution for
                                           - 9-port active hub                         entry-level SANs
          Bitstrip         October 1995                                              - Compact, simple design enhances ease
                                                                                       of installation and use
          ------------------------------------------------------------------------------------------------
                                           - Entry-level managed hub                 - Enables cost-effective centralized
          Gibraltar GL     May 1998        - 6-port managed hub                        management of work-group environments
                                                                                     - Management via Ventana
---------------------------------------------------------------------------------------------------------------------------------

     HIGH-END HUB

                                           - Managed hub                             - Enables efficient scalability for
          Gibraltar C/XM   February 1997   - 10-port managed hub                       enterprise environments
                                                                                     - Management via Ventana
          ------------------------------------------------------------------------------------------------
                                           - Modular managed hub                     - Provides modular management and
                                           - 12-port managed hub                       scalability for high-capacity
          Gibraltar GS     August 1997                                                 enterprise environments
                                                                                     - Management via Ventana
---------------------------------------------------------------------------------------------------------------------------------

     ENTRY-LEVEL SWITCH

                                           - Switch that supports embedded backup    - Protocol compatibility with existing
                                             agents for serverless backup              SAN devices enhances ease of
                                           - 3-port area switch                        installation
          Denali GM        September 1998                                            - Supports remote backup and mirroring
                                                                                       topologies to enhance disaster
                                                                                       tolerance
                                                                                     - Management via Ventana
---------------------------------------------------------------------------------------------------------------------------------

     HIGH-END SWITCH

                                           - Multi-protocol chassis switch           - High bandwidth backplane enables more
                                           - Modular chassis-based design              effective scalability than 8-port or
                                           - Scalable from 6 ports to 34 ports         16-port switches
                                           - 28-gigabit per second switching         - Designed to be integrated without
                                             backplane                                 reengineering or changes to existing
          Capellix              (1)        - Innovative, standards- based storage      devices
                                             switch technology                       - "Plug-in" modules provide
                                           - Supports multiple fibre channel and       configuration flexibility
                                             networking protocols through protocol   - Modular hardware and agent design
                                             plug in modules                           offers upgradability and extensibility
                                                                                     - Management via Ventana
---------------------------------------------------------------------------------------------------------------------------------

(1) Capellix is currently in Beta evaluation with several of our key original equipment manufacturer partners. We expect to begin commercial shipments in the third calendar quarter of 1999. However, we cannot assure that shipments of Capellix will begin in this timeframe.

Management Products

     Our modular, upgradable management products are designed to enable users to deploy management capabilities as required and enhance the ability to maintain compliance with future management standards. To minimize the requirement for multiple connections from managed hubs and switches to a management console, our products employ our proprietary IntraCom proxy management system. Unlike other products that impose distance limitations or require multiple connections, our proxy management system is designed to enable a single managed "master" device to manage other "slave" devices over existing fibre channel links without impacting the flow of data.

     The following table summarizes the key features and benefits of our management products:

          -------------------------------------------------------------------------------------
                             FIRST
                           COMMERCIAL
          PRODUCT NAME      SHIPMENT   DESCRIPTION                BENEFITS
-----------------------------------------------------------------------------------------------

     MANAGEMENT APPLICATION

                                       - SAN management appli-    - Centralizes network and
                                         cation                     data management
                                       - Monitors, detects,       - Enhances data
                                       isolates and               availability
                                       troubleshoots faults as
          Ventana SAN                    they occur               - Designed to integrate
           Manager          May 1997                              into enterprise platforms
                                                                   such as OpenView,
                                                                   Unicenter, and Tivoli
                                                                  - Provides intuitive
                                                                    graphical management
                                                                    interface
-----------------------------------------------------------------------------------------------

     MANAGEMENT MODULE

                                       - Management module for    - Converts any Gibraltar
                                         Gibraltar GL and GS        GS/GL hub into an
          Gibraltar                     hubs                       IntraCom proxy "master"
           IntraCom
           Management      April 1998  - Field installable and    - Allows addition of SAN
            Module                       upgradable                 management as required
                                                                  - Management via Ventana
-----------------------------------------------------------------------------------------------

CUSTOMERS

     We began commercial shipment of our SAN products in fiscal 1996, and as of June 30, 1999 have shipped products to over 130 organizations in 15 countries.

Original Equipment Manufacturer Customers

     Our primary customers are original equipment manufacturers. The following is a list of our top five original equipment manufacturer customers based on net revenues in fiscal 1999:

Hewlett-Packard Company             Digital Equipment Corporation
Compaq Computer Corporation         Avid Technology Corporation
Data General Corporation

     In fiscal 1999, Hewlett-Packard Company's Enterprise Storage Solution Division represented 28% of our net revenues, Compaq Computer Corporation represented 15% of our net revenues and Hewlett-Packard Company's Network Server Division represented 14% of our net revenues. In fiscal 1998, Hewlett-Packard Company's Enterprise Storage Solution Division represented 58% of our net revenues, Compaq Computer Corporation represented 5% of our net revenues and Hewlett-Packard Company's Network Server Division represented less than 1% of our net revenues.

Distribution Channel Partners

     Our other customers include distribution channel partners comprised of distributors and resellers. Our top four distribution channel partners based on net revenues in fiscal 1999 were as follows:

Bell Microproducts, Inc.            Ideal Hardware plc
Tokyo Electron Limited              Itochu Limited

     In addition, we have recently shipped products to distributors and resellers such as Merisel, Inc., Andataco, Inc., Cranel, Inc. and Agate Technology Pty Limited.

SALES, MARKETING AND CUSTOMER SERVICE

     Our sales and marketing strategy is focused on the development of the SAN market through relationships with original equipment manufacturer customers and distribution channel partners. By maintaining a balance of both of these indirect models, we believe that we can leverage each of their strengths to help the market evolve and to enhance our ability to address a large end-user base.

     As of June 30, 1999, our sales and marketing organization consisted of a total of 31 people, including field sales representatives, systems engineers, applications engineers, customer service personnel, product marketing, product management, channel marketing, marketing communications and market research personnel. Our field sales personnel are located in Austin, Texas, Boston, Massachusetts, Houston, Texas and Swallowfield, England.

Original Equipment Manufacturers

     Historically, we have focused on sales to original equipment manufacturer customers because we believed that they were most capable of influencing the development of the early SAN market. We believe that by partnering with leading original equipment manufacturer customers, we will continue to be well-positioned to introduce new products and develop new markets. We work closely with our original equipment manufacturer customers as we develop new products and rely on these original equipment manufacturer customers for market feedback.

     Our original equipment manufacturer focus targets the manufacturers of Unix and Windows NT servers and high-end disk and tape storage subsystems. Original equipment manufacturer customers have been a key to our growth in the various stages of the emerging market and have represented a significant portion of our revenues. We believe that this is largely due to the ability of our original equipment manufacturer customers to deliver complete, factory-configured solutions, which are installed and serviced by their dedicated technical support organization. Even as the technology of a given solution matures and becomes suitable to transition to an open market integration model, the evolutionary nature of the SAN market should enable us to continue to present our original equipment manufacturer customers with the opportunity to integrate and deploy new capabilities as they are developed. To help ensure the successful deployment of these capabilities, we plan to continue to strengthen our original equipment manufacturer customer relationships and focus on the advancements of technology and standards.

Distribution Channel Partners

     As the SAN market has matured, we have developed a two-tier distribution channel that is comprised of distributors and resellers. We believe that our channel, consisting of over 60 partners in 15 countries as of June 30, 1999, is one of the largest in the SAN market. We believe that as the market for SANs matures, open-market sales through distributors will represent an increasing percentage of our sales.

     In addition to delivering more mature enterprise applications and solutions to the open market, distributors enable us to more effectively pursue a number of vertical markets. Vertical markets and applications such as e-commerce, Internet service providers, digital video, digital publishing, oil and gas exploration and medical imaging are targets of our channel partners.

     In October 1998, we announced the launch of a two-tier distribution marketing program. Our Gadzoox Associates in Networking (GAIN) program addresses the SAN market development challenges and opportunities. By providing our partners with a comprehensive set of sales tools and in-depth training in technology, products, interoperability and applications, we believe that we enhance their ability to identify sales opportunities and successfully deploy solutions. In addition to partner development activities, we also actively work on end-user education. With the goal of generating awareness and end-user demand for SAN solutions, we have participated in a number seminars with partners such as ATL Products, Inc., Data General Corporation, Exabyte, Inc., Hewlett-Packard Company, Legato Systems, Inc., Meta Group, Inc., Microsoft Corporation, Seagate Software, Inc., Veritas Software Corporation and Seagate Technology, Inc. We plan to continue these educational seminars in conjunction with our channel partners and strategic partners as an important component of the GAIN program.

Customer Service

     Our customer service organization provides product and technical support to our original equipment manufacturer customers and distribution channel partners. Through our indirect sales model and our partner training programs we minimize the need for a large end-user support organization. We provide direct self-service support for our products through our website. As of June 30, 1999, our customer service organization included two full-time employees. We plan to augment that staff as required in the future.

TECHNOLOGY

     We believe that we possess a high level of multi-disciplinary technological expertise, which we utilize in designing our products. This expertise includes fibre channel technology, local area network and wide area network technologies, core ASIC design, system design and software design. We believe that our expertise in these technologies provide us with competitive advantages in time-to-market, cost-to-market, interoperability and product capabilities.

Fibre Channel and Other Networking Technologies

     Fibre channel has been adopted by and is being supported by most major computer and storage device manufacturers including International Business Machines Corporation, Sun Microsystems, Inc., Hewlett-Packard Company, Compaq Computer Corporation, Seagate Technology, Inc. and EMC Corporation.

     There are two main industry standards for the fibre channel protocol: fibre channel arbitrated loop (FC-AL) and fibre channel switched fabric (FC-SW), commonly known as "Fabric." Based on the cost-effective nature and wide industry deployment of the fibre channel arbitrated loop protocol, we elected to base the design of our initial hub and switch products on that standard. As the needs of the market evolve and as more third-party products are developed to interoperate with other protocols, including Fabric, we plan to introduce products and modular enhancements that support these protocol standards. As fibre channel standards are enhanced and new industry standards are developed, we expect to contribute to these developments by leveraging our technical expertise in areas such as small computer system interface technology, next generation input/output
(NGIO), ethernet, asynchronous transfer mode (ATM) and transmission control protocol/Internet protocol (TCP/IP).

     We believe that knowledge in fibre channel technology is critical in achieving and maintaining a leadership position. We employ a number of technologists that have been significant contributors in the development and standardization of fibre channel. Based on their expertise, we believe that we possess insight and understanding of the capabilities and limitations of the technology.

Core ASIC Design

     We design our own core ASICs and employ personnel with expertise in semiconductor process and design methods. Our proprietary ASICs are manufactured using gallium arsenide (GaAs) and complementary metal-oxide semiconductor (CMOS) technologies. We have successfully designed proprietary GaAs ASICs clocked at over 1 gigahertz. We have a strategic and business partnership with GaAs foundry Vitesse Semiconductor, Inc. Our CMOS ASIC staff possesses expertise in ASIC architecture, design and test. We have a CMOS foundry relationship with LSI Logic Corporation.

System Design

     We employ our own computer aided design (CAD) engineers and design our printed circuit boards (PCBs). Our system design team has expertise in the containment of high-frequency electromagnetic interference (EMI), which is inherent in high-speed networking devices. We have expertise in chassis design, including design for manufacturability, testability, usability, reliability and low cost.

Software

     As of June 30, 1999, our engineering staff included 16 software engineers with expertise in embedded firmware, distributed agents and graphical user interface technologies. The team has experience in programming for several microprocessor and operating environments. We have considerable experience in software implementation to support fibre channel protocol standards such as fibre-channel physical layer (FC-PH), fiber-channel arbitrated loop (FC-AL), small computer system interface over fibre channel (FCP), fibre-channel fabric loop attach (FC-FLA), fibre channel general services (FC-GS) and fibre-channel switch (FC-SW). We have also demonstrated development capabilities in proprietary and standard SAN management protocols.

     Our team also possesses expertise in the areas of graphical user interface software and network management middleware. We employ personnel with expertise in a variety of application development environments and tools. Our graphical user interface development efforts focus on the Microsoft Windows(R) family of operating systems, as well as platform-independent applications, through the Java programming environment.

MANUFACTURING

Contract Manufacturing

     Our manufacturing strategy focuses on the use of contract manufacturing sites for the material procurement, assembly, test, packaging, warehousing and shipment of our products to our customers. Based on its strength in the volume manufacture of high-speed data networking equipment, we selected Sanmina Corporation as our contract manufacturing partner. Using a contract manufacturer allows us to reduce costly investment in manufacturing capital and inventory warehousing. To reduce our cost of sales, we anticipate that we may relocate our manufacturing operations to Sanmina Corporation's manufacturing facility in Guntersville, Alabama during the second half of fiscal 2000. In the future we may need to find a new contract manufacturer that can manufacture our products in higher volume and at a lower cost. As our needs and the needs of our customers continue to evolve, we plan to reassess our manufacturing requirements on a periodic basis and address changes as we deem necessary. See "Risk
Factors -- We will be unable to manufacture or sell our products if our sole product manufacturer is unable to meet our manufacturing needs."

     While our contract manufacturer manages material procurement for the majority of the components that are incorporated in our products, we continue to manage the evaluation and selection of certain key components. These components include our proprietary ASICs, power supplies, chassis and optical transceivers. In addition to the management of key components, our internal manufacturing expertise is focused on product testability, manufacturability and the transfer of products from development to manufacturing.

     Although we use standard parts and components for our products where possible, we currently purchase several key components used in the manufacture of our products from single or limited sources. Our principal single source components include ASICs, optical transceivers and power supplies. See "Risk Factors -- Because we depend on sole source and limited source suppliers for key components, we are susceptible to supply shortages that could adversely affect our operating results."

ISO 9001

     In April 1999, we received recommendation for ISO 9001 registration from SGS International Certification Services, Inc. ISO 9001 is an international set of quality assurance standards for companies involved in the design, development, manufacturing, installation and servicing of products or services. These standards are set by the International Organization for Standardization
(ISO), an international federation of national standards bodies. To be recommended for ISO 9001 certification, a company must be audited by an ISO accredited auditing company and must meet or surpass the ISO standards. We believe that our customers value the processes, control and traceability that are required to achieve ISO 9001 certification.

RESEARCH AND DEVELOPMENT

     Our research and development expenses were $13.9 million in fiscal 1999, $7.2 million in fiscal 1998 and $2.2 million in fiscal 1997. For the quarter ended June 30, 1999, our research and development expenses were $3.9 million compared to $3.1 million for the quarter ended June 30, 1998. We believe that our research and development efforts are essential to our ability to deliver innovative products that address the needs of the market and help evolve the capabilities of SANs. As of June 30, 1999, our staff included personnel with expertise in several key areas, including 4 people engaged in standards and architecture, 2 people engaged in advanced technologies, 14 people engaged in ASIC design, 16 people engaged in software design, 12 people engaged in manufacturing engineering, 30 people engaged in product development and engineering and 9 people in purchasing, administrative and supporting functions.

     We recognize the need to integrate new and enhanced technologies into our products and to continue to extend the open SAN architecture. Research and development programs that we are currently involved in include 2 and 4 gigabit per second ASIC cores and transceivers, high availability clustering architectures, SAN management application programming interfaces (APIs), distributed SAN management agents, and the integration of SAN, local area network and wide area network technologies. In addition to the development of proprietary core technologies, we plan to continue partnerships with other leading providers of SAN technologies, products and services to jointly develop architectures and industry standards.

     Our product development efforts may not result in commercially viable products, and our products may be made obsolete by changing technology or new product announcements by other companies. See "Risk Factors -- We have limited product offerings and our business may suffer if demand for any of these products declines or fails to develop as we expect."

COMPETITION

     The competitive environment in the SAN market is still developing. We anticipate that the market for our products will be highly competitive, continually evolving and subject to rapid technological change. New SAN products are being introduced by various server and storage providers, and existing products will be continually enhanced. We face competition primarily from other manufacturers of SAN hub and switch products, including Emulex Corporation and Vixel Corporation in the SAN hub market and Ancor Communications, Inc., Brocade Communications Systems, Inc. and Vixel Corporation in the SAN switch market. Furthermore, although we currently offer products that are complementary to SAN software products offered by companies such as Legato Systems, Inc. and Veritas Software Corporation, they and other enterprise software developers may in the future compete with us. We also compete with providers of data storage solutions that employ traditional technologies, including SCSI-based technology, such as Adaptec, Inc., LSI Logic Corporation and QLogic Corporation.

     In addition, as the market for SAN products grows, we may face competition from traditional networking companies and other manufacturers of networking equipment. These networking companies may enter the SAN market by introducing their own products, acquiring an existing SAN infrastructure provider or by entering into an alliance with an existing SAN provider. It is also possible that original equipment manufacturer customers could develop and introduce products competitive with our product offerings. We believe the competitive factors in the SAN market include the following:

     - product performance and features;

     - product reliability and interoperability;

     - price;

     - strength of distribution channel;

     - ability to meet delivery schedules; and

     - customer service and technical support.

     Some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger installed base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. In addition, some of our current and potential competitors have already established supplier or joint development relationships with divisions of our current or potential customers. These competitors may be able to leverage their existing relationships to discourage these customers from purchasing additional products from us or persuade them to replace our products with their products. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. We may not have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully in the future. Additionally, we may not be able to compete successfully against current or future competitors and competitive pressures may materially harm our business.

INTELLECTUAL PROPERTY

     Our success depends on our proprietary technology. We rely on a combination of patents, trademarks, and trade secrets, as well as confidentiality agreements and other contractual restrictions with employees and third parties, to establish and protect our proprietary rights. We currently hold two United States patents with respect to our SAN-related technology. We also have six pending patents in the United States with respect to our technology and are seeking patent protection for certain aspects of technology in selected international locations. However, it is possible that patents may not be issued for these applications. All of our software products are copyrighted with our banners and notices. We have been granted registration of two trademarks in the United States. Despite precautions, third parties could copy or otherwise obtain and use our products or technology without authorization, or develop similar technology independently. The measures we undertake may not be adequate to protect our proprietary technology, and these measures may not preclude competitors from independently developing products with functionality or features similar to our products. There can be no assurance that the precautions we take will prevent misappropriation or infringement of our technology. Failure to protect our intellectual property could materially harm our business.

     It is possible that litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of our resources and could materially harm our business. From time to time, we have received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. Infringement or other claims could be asserted or prosecuted against us in the future, and it is possible that past or future assertions or prosecutions could harm our business. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause delays in the development and release of our products, or require us to develop non-infringing technology or enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all. For these reasons, infringement claims could materially harm our business.

BACKLOG

     At June 30, 1999, backlog for our products was approximately $7.9 million, of which 81%, or approximately $6.4 million, is scheduled for delivery to customers during the September 1999 quarter, compared to backlog of approximately $2.8 million at June 30, 1998, of which 73%, or approximately $2.0 million, was scheduled for delivery to customers during the September 1998 quarter. Typically, our original equipment manufacturer customers forecast expected purchases on a three to six month rolling basis, as compared to distribution channel partners which order as required with minimal order fulfillment time. All orders are subject to cancellation or delay by the customers with limited or no penalty. Therefore, our backlog is not necessarily indicative of actual sales for any succeeding period.

EMPLOYEES

     As of June 30, 1999, we had 146 employees, 146 of whom were full-time. 67 employees were engaged in research and development, 20 were in engineering services, 31 were in sales and marketing, 12 were in manufacturing and 16 were in finance, administration and information services. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

     Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and we may not be able to retain our key personnel in the future.

LITIGATION

     From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. For example, in May 1999, a former employee filed a complaint against us. Our management believes this claim is without merit and that resolution of this claim will not have a material adverse effect on our financial position or statements of operations. However, litigation is subject to inherent uncertainties, and an adverse result in this or other matters may arise from time to time that may harm our business. See "Risk Factors -- We rely heavily on our intellectual property, and efforts to protect it may cause us to become involved in costly and lengthy litigation which could seriously harm our business."

FACILITIES

     Our corporate headquarters facility, of approximately 65,000 square feet, is located in San Jose, California. We lease our corporate headquarters facility pursuant to a lease agreement that expires in November 2005. Of this space, approximately 12,000 square feet are not available for us to occupy until October 1999. We believe this existing facility is adequate for our needs through September 2000.

     We lease approximately 23,000 square feet in San Jose, California, pursuant to a lease that expires in January 2001. We vacated this facility in October 1998 when we moved to our corporate headquarters facility. We sublease approximately 19,000 square feet of this facility to sub-tenants pursuant to subleases which expire in January 2001.

     Our Southern California research and development facility of approximately 7,800 square feet is located in Placentia, California. The lease on this facility expires in October 1999, and we are currently seeking to extend that lease or locate a suitable new facility. Although we believe a suitable facility can be obtained to meet our future requirements, we cannot be certain that we will be able to find such a facility on commercially reasonable terms.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding our executive officers and directors as of May 31, 1999:

            NAME               AGE                      POSITION
            ----               ---                      --------
Bill Sickler.................  50    President, Chief Executive Officer and Director
Dr. Alistair Black...........  37    Chief Technology Officer and Director
Howey Chin...................  40    Chief Strategy Officer
Christine E. Munson..........  49    Chief Financial Officer, Vice President of
                                     Administration
Kurt Chan....................  43    Vice President of Development
Wayne Rickard................  40    Senior Vice President, Research and Development
Kent Bridges.................  53    Vice President of Worldwide Sales
David Tang...................  37    Vice President of Marketing
William Hubbard..............  55    Vice President of Manufacturing
Dr. Milton Chang(1)..........  56    Director
Dr. Denny R. S. Ko(2)........  59    Director
Peter Morris(2)..............  43    Director
Robert Kuhling(1)............  50    Director
Stephen J. Luczo.............  42    Director

-------------------------
(1) Member of the compensation committee.

(2) Member of the audit committee.

     Bill Sickler has served as our President, Chief Executive Officer and a director since April 1996. From March 1995 to April 1996, Mr. Sickler was executive director of software business development for Seagate Technology, Inc., a software developer and manufacturer of disk drives. From December 1992 to March 1995, he was president and chief executive officer of Networking Computing, Inc., a provider of network management software for local area networks. Mr. Sickler is a director of Savoir Technology Group, Inc., a distributor of computer, storage and networking equipment. Mr. Sickler holds a B.S. in engineering from Princeton University and an M.B.A. from the University of California, Berkeley.

     Dr. Alistair Black co-founded Gadzoox in April 1992 and has served as a director and our Chief Technology Officer since April 1996 and as Chief Executive Officer, Chief Financial Officer and a director from April 1992 through April 1996. Dr. Black received his B.S. in electrical engineering from the University of California, Berkeley and his M.S. and Ph.D. in electrical engineering from Stanford University.

     Howey Chin has served as our Chief Strategy Officer since March 1998. Mr. Chin served as our Vice President of Marketing from September 1995 to March 1998. From February 1991 to September 1995, he worked at Vitesse Semiconductor Corporation as director of marketing for the standard products group and served as a representative on the Fibre Channel Standards Committee. Mr. Chin was the original editor of the Jitter Working Group and co-editor of the 10-Bit Interface Group and is a board member of the Fibre Channel Loop Community, an organization that promotes fibre channel. Mr. Chin holds a B.S. in electrical engineering from Mississippi State University.

     Christine E. Munson has served as our Chief Financial Officer and Vice President of Administration since February 1997. From May 1996 through February 1997, Ms. Munson worked for NetCarta Corporation, a computer software company, as chief financial officer. From April 1993 through May 1996, Ms. Munson was the chief financial and administrative officer for the California Culinary Academy, Inc., a culinary arts school. Ms. Munson is a certified public accountant and holds a B.S. in business from San Jose State University.

     Kurt Chan has served as our Vice President of Development since December 1995. Prior to joining us, Mr. Chan worked for Hewlett-Packard Company, a computer hardware company, from December 1978 to December 1995 in a variety of engineering and management positions, most recently as program manager, storage and subsystems. From June 1994 to June 1995, Mr. Chan served as the technical editor and facilitator for the Private Loop Disk Profile, which provides the standards upon which current fibre channel storage implementations are based. Mr. Chan holds a B.S. in electrical engineering from San Jose State University.

     Wayne Rickard has served as our Senior Vice President of Research and Development and General Manager of our Placentia, California Research and Development facility since January 1999. Mr. Rickard previously served as Vice President of Research and Development and General Manager at the Placentia facility from April 1996 to January 1999. From September 1981 until joining us in April 1996, Mr. Rickard worked at Emulex Corporation, a data networking company, where he last served as senior director of engineering from April 1994 through April 1996. Mr. Rickard has been active in the development of many fibre channel standards and in developing Internet protocol over fibre channel. Mr. Rickard holds a B.S. in electrical engineering from California State University, Fullerton and an M.B.A. from Pepperdine University.

     Kent Bridges joined us in December 1996 as Vice President of Worldwide Sales. From December 1994 to September 1996, he served as vice president of worldwide sales at ZietNet Corporation, an asynchronous transfer mode networking company. Mr. Bridges holds a B.S. in marketing and finance from Brigham Young University.

     David Tang has served as our Vice President of Marketing since March 1998 and served as our Director of Business Development from December 1996 to March 1998. From September 1994 to November 1996, Mr. Tang served as senior manager of strategic marketing for Quantum Corporation, a computer data storage company. Mr. Tang studied electrical engineering at the University of Delaware and is a graduate of Stanford University's Executive Institute for High Technology Business Management.

     William Hubbard has served as our Vice President of Manufacturing since September 1997. From May 1995 to July 1997, Mr. Hubbard served as vice president, manufacturing for Gregory Associates, a contract manufacturing company. From March 1994 to May 1995, Mr. Hubbard was vice president of operations for Hughes Lan Networks, a supplier of local area networking equipment. Mr. Hubbard holds a B.S. in manufacturing technology from Montana State University and an M.S. in Management Science and Engineering from Worchester Polytechnic Institute.

     Dr. Milton Chang has served as a director of our company since its inception in April 1992. Dr. Chang is chairman of the board of directors of New Focus, Inc., a company that supplies photonics tools for laser applications, which he founded in 1990. From 1996 to 1998, Dr. Chang served on the Visiting Committee for Advanced Technology of the

National Institute of Standards and Technology. Dr. Chang is a member of the board of directors for both Euphonix, Inc. and IRIDEX Corporation. Dr. Chang holds a B.S. in electrical engineering from the University of Illinois and an M.S. and Ph.D. in electrical engineering from the California Institute of Technology.

     Dr. Denny R. S. Ko has served as a director of our company since December 1994. Dr. Ko has been managing general partner of DynaFund Ventures, a venture capital firm, since August 1997. Dr. Ko is also the chairman of the board of directors of Dynamics Technology, Inc., a technical research, engineering and consulting company, which he founded in 1976. Dr. Ko holds a B.S. in mechanical engineering from National Taiwan University, an M.S. in aeronautics from the University of California, Berkeley and a Ph.D. in aeronautics and applied mathematics from the California Institute of Technology.

     Peter Morris has served as a director of our company since September 1996. Mr. Morris is a general partner at New Enterprise Associates, a venture capital firm, where he has been employed since 1992. Mr. Morris holds a B.S. in electrical engineering and an M.B.A. from Stanford University.

     Robert Kuhling has served as a director of our company since September 1996. Mr. Kuhling has been a general partner of venture capital funds managed by ONSET Ventures since 1987. He is a director of Conceptus, Inc. and Euphonix, Inc. as well as several private companies. Mr. Kuhling holds an M.B.A. from Harvard University and an A.B. in economics from Hamilton College.

     Stephen J. Luczo has served as a director of our company since June 1997. Mr. Luczo currently serves as chief executive officer, president and director of Seagate Technology, Inc., a maker of information storage devices. Mr. Luczo joined Seagate Technology in October 1993 as senior vice president, corporate development and was promoted to executive vice president, corporate development in March 1995, where he served until September 1997. He was promoted to president and chief operating officer of Seagate Technology in September 1997, and served in the latter capacity until August 1998. In July 1998, Mr. Luczo was promoted to chief executive officer and appointed to the board of directors. Mr. Luczo also serves on the board of directors of Veritas Software Corporation. Prior to the merger of Veritas Software Corporation and Seagate Software, Inc., Mr. Luczo also served as chairman of the board of directors of Seagate Software. Prior to becoming Seagate Software's chairman in July 1997, Mr. Luczo served as Seagate Software's chief operating officer between March 1995 and July 1997. Mr. Luczo received a M.B.A. from Stanford University Graduate School of Business, after completing his undergraduate work at Stanford University where he received his A.B. degree in economics and psychology.

BOARD OF DIRECTORS

     We currently have seven directors. During fiscal 1999, our board of directors met six times. Currently all directors hold office until the next annual meeting of stockholders or until their successors are duly elected. Our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Board Committees

     Our board of directors currently has an audit committee and a compensation committee. The audit committee consists of Dr. Ko and Mr. Morris. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits. The compensation committee consists of Dr. Chang and Mr. Kuhling. The compensation committee makes recommendations to the board of directors regarding our stock plans and the compensation of officers.

Director Compensation

     Our non-employee directors are reimbursed for expenses incurred in connection with attending board and committee meetings but are not compensated for their services as board or committee members. We have in the past granted non-employee directors options to purchase our common stock pursuant to the terms of our Amended and Restated 1993 Stock Plan. We also grant non-employee directors options to purchase our common stock pursuant to the terms of our 1999 Director Option Plan. See "-- Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee is currently, or has ever been at any time since our formation, one of our officers or employees. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

EXECUTIVE OFFICERS

     Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Compensation

     The following table sets forth information concerning compensation for services rendered to us in all capacities earned in the fiscal year ended March 31, 1999 by our Chief Executive Officer and the four next most highly compensated executive officers who earned more than aggregate cash compensation of $100,000 during fiscal 1999 (collectively, our "Named Executive Officers"):

                                                                        LONG-TERM
                                                                       COMPENSATION
                                                        ANNUAL         ------------
                                                     COMPENSATION       SECURITIES
                                                  ------------------    UNDERLYING
          NAME AND PRINCIPAL POSITION              SALARY     BONUS      OPTIONS
          ---------------------------             --------   -------   ------------
Bill Sickler(1).................................  $198,750        --      100,000
  President and Chief Executive Officer
Kent Bridges....................................   137,667   $63,451(2)     20,000
  Vice President of Worldwide Sales
Alistair Black..................................   142,500        --       55,000
  Chief Technology Officer
Wayne Rickard...................................   143,826        --       45,000
  Senior Vice President of Research and
     Development
Kurt Chan(3)....................................   138,250        --       20,000
  Vice President of Development

-------------------------
(1) In April 1996, Mr. Sickler acquired 1,200,000 shares of restricted stock at $0.075 per share, subject to our right to repurchase such shares in the event of the termination of his employment. Our right to repurchase lapses at a rate of 25% of these shares per year. As of March 31, 1999, Mr. Sickler held 350,000 shares of restricted common stock subject to our right of repurchase, with an aggregate value of $1,583,750 (based on a per share price of $4.60, the fair market value of our common stock as of March 31, 1999, as determined by our board of directors). No dividends will be paid on this stock.

(2) Represents sales commissions.

(3) In November 1995, Mr. Chan acquired 200,000 shares subject to our right of repurchase in the event of his termination. Our right to repurchase lapses at a rate of 25% of these shares per year. As of March 31, 1999, Mr. Chan held 33,333 shares of restricted common stock subject to our right of repurchase, with an aggregate value of $152,498 (based on a per share price of $4.60, the fair market value of our common stock as of March 31, 1999, as determined by our board of directors). No dividends will be paid on this stock.

Option Grants in Fiscal 1999

     The following table sets forth information with respect to stock options granted to each of our Named Executive Officers during the fiscal year ended March 31, 1999. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are mandated by the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

                                         INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                       ------------------------------------------------------     VALUE AT ASSUMED
                       NUMBER OF    PERCENT OF TOTAL                               ANNUAL RATES OF
                       SECURITIES   OPTIONS GRANTED                              STOCK APPRECIATION
                       UNDERLYING     TO EMPLOYEES     EXERCISE                  FOR OPTION TERM(5)
                        OPTIONS        IN FISCAL       PRICE PER   EXPIRATION   ---------------------
        NAME           GRANTED(1)       1999(2)        SHARE(3)     DATE(4)        5%          10%
        ----           ----------   ----------------   ---------   ----------   ---------   ---------
Bill Sickler(6)......   100,000            8.9%          $2.00      05/12/08    $125,780    $318,750
Kent Bridges(7)......    20,000            1.8            3.10      11/18/08      38,990      98,810
Alistair Black.......    55,000            4.9            2.00      05/12/08      69,180     175,310
Wayne Rickard........    25,000            2.2            3.10      01/20/09      48,740     123,520
                         20,000            1.8            3.10      11/18/08      38,990      98,810
Kurt Chan............    20,000            1.8            3.10      11/18/08      38,990      98,810

-------------------------
(1) The options for each of the Named Executive Officers vest at the rate of 2.08% of the shares subject to the option per month, except for the option granted to Dr. Black. Dr. Black's option vests at the rate of 3.79% of the shares subject to the option per month.

(2) Based on an aggregate of 1,119,400 options we granted to our employees and consultants, including the Named Executive Officers, in fiscal 1999.

(3) The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by our board of directors.

(4) Options may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability.

(5) The potential realizable value is calculated assuming that the fair market value of the common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option (ten years) and that the option is exercised and sold on the last day of its term for the appreciated stock price.

(6) Upon a change of control, the unvested portion of stock options held by Mr. Sickler will automatically accelerate as to a number of shares equal to the lesser of: (1) 25% of the initial number of shares subject to the option or
    (2) a number of shares such that following acceleration, 12.5% of the initial number of shares subject to the option, or if a total of less than 12.5% remain unvested, such total remaining amount, will remain unvested. Upon a change of control and the involuntary termination of Mr. Sickler, all of the unvested portion of stock options held by him will automatically accelerate.

(7) Upon a change of control, 50% of the unvested portion of each stock option held by Mr. Bridges will automatically accelerate.

Aggregate Option Exercises in Fiscal 1999 and Fiscal Year-End Option Values

     With respect to our Named Executive Officers, the following table sets forth information concerning option exercises in fiscal 1999 and exercisable and unexercisable options held as of March 31, 1999:

                                                           NUMBER OF
                                                     SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                      UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS AT
                           SHARES                      AT MARCH 31, 1999             MARCH 31, 1999(1)
                         ACQUIRED ON    VALUE     ---------------------------   ---------------------------
         NAME             EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----            -----------   --------   -----------   -------------   -----------   -------------
Bill Sickler(2)........    108,333     $207,729      62,500        129,167      $  242,396      $431,709
Kent Bridges(3)........         --           --     192,917        167,083         847,826       684,975
Alistair Black.........         --           --     179,166         75,834         770,623       277,377
Wayne Rickard..........         --           --     241,626        149,374       1,078,062       540,268
Kurt Chan..............         --           --      93,501         72,499         410,948       264,882

-------------------------
(1) Based on a value of $4.60 per share, the fair market value of our common stock as of March 31, 1999, minus the per share exercise price, multiplied by the number of shares underlying the option.

(2) Upon a change of control, the unvested portion of stock options held by Mr. Sickler will automatically accelerate as to a number of shares equal to the lesser of: (1) 25% of the initial number of shares subject to the option or
    (2) a number of shares such that following acceleration, 12.5% of the initial number of shares subject to the option, or if a total of less than 12.5% remain invested, such total remaining amount, will remain unvested. If a change of control had occurred on March 31, 1999, an additional 75,000 shares subject to options held by Mr. Sickler would have vested. Upon a change of control and the involuntary termination of Mr. Sickler, all of the unvested portion of stock options held by him will automatically accelerate.

(3) Upon a change of control, 50% of the unvested portion of each stock option held by Mr. Bridges will automatically accelerate. If a change of control had occurred on March 31, 1999, an additional 83,542 shares subject to options held by Mr. Bridges would have vested.

STOCK PLANS

Amended and Restated 1993 Stock Plan

     Our Amended and Restated 1993 Stock Plan, as amended and restated, was adopted by our board of directors in May 1999 to be effective upon completion of this offering. On June 19, 1999, our stockholders approved this plan, as amended and restated. This plan provides for the grant of incentive stock options to our employees and nonstatutory stock options and stock purchase rights to our employees, directors and consultants. We have reserved an aggregate of 8,180,000 shares of common stock for issuance under this plan. The number of shares reserved for issuance under this plan will be subject to an annual increase on the first day of each fiscal year equal to the lesser of (a) 1,500,000 shares,
(b) 5.0% of the outstanding shares on that date, or (c) a lesser amount as determined by the board of directors. As of June 30, 1999, options to purchase 4,331,731 shares of common stock were outstanding under this plan, 2,954,095 shares had been issued upon exercise of options, net of repurchases, and 894,174 shares are available for future grant.

     The compensation committee of our board of directors administers the stock plan and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options. The exercise price of nonstatutory options must generally be at least 85% of the fair market value of the common stock on the date of grant. The exercise price of incentive stock options cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of incentive stock options granted to holders of more than 10% of our voting power, not less than 110% of the fair market value. The term of an incentive stock option cannot exceed 10 years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years.

     Options granted under our stock plan will accelerate and become fully vested in the event we are acquired, unless the successor corporation assumes or substitutes other options in their place. Our board of directors may not, without the adversely affected optionee's prior written consent, amend, modify or terminate the stock plan if the amendment, modification or termination would impair the rights of optionees. Our stock plan will terminate in 2009 unless terminated earlier by the board of directors.

1999 Employee Stock Purchase Plan

     Our 1999 Employee Stock Purchase Plan was adopted by our board of directors in May 1999 and by our stockholders in June 1999. This plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions. We initially reserved 150,000 shares of common stock for issuance under this purchase plan. As of June 30, 1999, we had not issued any shares under this plan. The number of shares reserved for issuance under the purchase plan will be subject to an annual increase on the first day of each fiscal year equal to the lesser of (a) 250,000 shares, (b) 1.0% of the outstanding shares on that date, or (c) a lesser amount as determined by our board of directors.

     Our purchase plan will be administered by our board of directors or by a committee appointed by the board of directors. The purchase plan permits eligible employees to purchase our common stock through payroll deductions of up to 10% of his or her compensation or up to 1,000 shares of common stock for each offering period, up to a maximum of $25,000 for all purchases within the same calendar year. Employees are eligible to participate in this purchase plan if they are customarily employed by us at least 20 hours per week and more than five months in any calendar year and only to the extent that they do not own more than 5% of our outstanding shares.

     Unless our board of directors or its committee determines otherwise, this purchase plan will be implemented in a series of consecutive, overlapping offering periods, each approximately six months in duration. Offering periods will begin on the first trading day on or after August 1 and February 1 of every year and terminate on the last trading day in the period six months later, provided that the first offering period will commence on the effective date of this offering and will end on January 31, 2000, or the last trading day prior thereto. If we are acquired and the successor corporation does not assume all outstanding options under this purchase plan, then the offering and purchase periods then in progress will be shortened so that all options will be automatically exercised immediately prior to the date of acquisition. The price at which common stock will be purchased under this purchase plan is equal to at least 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment or on the 91(st) day following an extended leave of absence from which they have not returned. Our board of directors may not, without the adversely affected optionee's prior written consent, amend, modify or terminate this purchase plan at any time if the amendment, modification or termination would impair the rights of plan participants. This purchase plan will terminate in May 2009, unless terminated earlier in accordance with its provisions.

1999 Director Option Plan

     Our 1999 Director Option Plan was adopted by our board of directors in May 1999 and by our stockholders in June 1999. This director plan provides for the grant of nonstatutory stock options to non-employee directors. We have reserved a total of 50,000 shares of common stock for issuance under it. The number of shares reserved for issuance under the plan will be subject to an annual increase every April equal to a number of shares sufficient to bring the number of shares available for future option grants to 50,000 shares.

     Under our director plan, an option to purchase 5,000 shares of common stock was automatically granted to each of our five non-employee directors serving on our board of directors upon approval of the plan by the stockholders. Each newly elected non-employee director will automatically receive an option to purchase 5,000 shares of common stock upon his or her election. Additionally, each of our non-employee directors shall automatically be granted an option to purchase 2,500 shares of common stock each year on May 1, if on that date he or she has served on our board of directors for at least the preceding six months. Each option shall have a term of three years, and each option is immediately exercisable. The exercise price of all options shall be 100% of the fair market value per share of the common stock, as determined by our board of directors, prior to the existence of a public market for our common stock, or after the existence of a public market, as reported on The Nasdaq Stock Market's National Market as the closing price of our common stock on the date of grant or on the last trading day prior to the date of grant, if the grant is made on a holiday.

     Options granted under the director plan must be exercised within 3 months after the end of an optionee's tenure as a member of our board of directors, or within 12 months after his or her death or disability, but in any case not later than the expiration of the option's term.

     As of June 30, 1999, options to purchase 25,000 shares of common stock were outstanding, and options to purchase 25,000 shares of common stock were available for future issuance.

401(k) Plan

     On March 11, 1996, our board of directors adopted a Retirement Savings and Investment Plan covering our full-time employees located in the United States. This plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to this plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn. Pursuant to this plan, employees may elect to reduce their current compensation by up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit ($10,000 in calendar 1998) and to have the amount of such reduction contributed to this plan. This plan does not permit additional matching contributions by us on behalf of plan participants.

CHANGE OF CONTROL AGREEMENTS

     We have entered into change of control agreements with Bill Sickler and Kent Bridges. In the event of a change of control (as defined in the agreements) and regardless of whether the employment relationship continues following the change of control, a portion of the outstanding stock options issued to these two executives will be accelerated and a portion of our right to repurchase applicable to their restricted stock, if any, will lapse.

     With regard to Mr. Sickler's change of control agreement, if 18 months or more of vesting or repurchase option remain, upon a change of control one year of vesting will accelerate and one year of our repurchase option will lapse. If more than 6 months but less than 18 months remain, six months of vesting and our repurchase option will continue over the original vesting schedule and any remaining unvested portion will accelerate and any remaining repurchase option will lapse. If less than 6 months remain, a change of control will have no effect. The change of control agreement also provides that upon a change of control and an involuntary termination (as defined in the agreement) of Mr. Sickler, any remaining unvested portion, not otherwise accelerated solely upon a change of control, of any stock option will be automatically accelerated in full and any remaining repurchase option on restricted stock will automatically lapse in full.

     Mr. Bridges' change of control agreement provides that one-half of the unvested portion of any stock option will be accelerated and one-half of any repurchase option shall lapse upon a change of control. The balance of any unvested shares not accelerated will continue to vest over the original vesting schedule and the balance of any shares subject to repurchase option will continue to lapse over the original schedule.

     Both change of control agreements provide that if the acceleration of vesting or lapse of any applicable repurchase option would cause the transaction resulting in the change of control to not be eligible for accounting treatment as a "pooling of interests," then each of these executive's stock options and restricted stock will not have their vesting accelerated and any applicable repurchase options will not lapse.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors, executive officers and controller, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our rights, arising out of such person's services as a director or executive officer to us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS

     On April 15, 1996, we sold 1,200,000 shares of common stock at a price of $0.075 per share to Bill Sickler for an aggregate purchase price of $90,000.

     On September 5, 1996, we sold 4,444,444 shares of Series E preferred stock at a price per share of $1.80 to a group of private investors that included the following of our directors and 5% stockholders:

                    PURCHASER                       SHARES OF SERIES E STOCK
                    ---------                       ------------------------
NEA Entities:
  New Enterprise Associates VI, L.P...............         1,944,446
  NEA Presidents Fund, L.P........................            41,666
  NEA Ventures 1996, L.P..........................             2,778
ONSET Enterprise Associates II, L.P...............         1,388,888
Dynamics Technology, Inc..........................           228,106
Milton Chang......................................           277,778

     New Enterprise Associates VI, L.P., NEA Presidents Fund, L.P. and NEA Ventures 1996, L.P. are affiliated entities and together are considered a greater than 5% stockholder. Peter Morris, one of our directors, is a partner of New Enterprise Associates. Mr. Morris disclaims any beneficial ownership of the securities held by such entities, except that due to his proportional partnership interest in the entities. Rob Kuhling, one of our directors, is a partner with ONSET Enterprise Associates. Mr. Kuhling disclaims any beneficial ownership of the securities held by ONSET Enterprise Associates II, L.P., except that due to his proportional partnership interest in the entity. Dr. Denny R. S. Ko, one of our directors, is the chairman of Dynamics Technology, Inc. Mr. Ko disclaims any beneficial ownership of the securities held by such entities except to the extent of his proportional interest therein.

     Pursuant to a sale and rights transfer agreement dated as of May 26, 1999, a third-party investor sold all of the shares of our capital stock that it held, a total of 784,314 shares of Series H preferred stock, to three investors. Of these 784,314 shares, the third-party investor sold 459,317 shares to New Enterprise Associates VIII, Limited Partnership, 2,500 shares to N.E.A. Presidents' Fund, L.P. and 322,497 shares to ONSET Enterprise Associates III, L.P. at a per share purchase price of $10.00 for an aggregate purchase price of $7,843,140.

     On various occasions during 1999 and the two preceding fiscal years, we granted the following options to purchase our common stock to the following officers, directors and stockholders who beneficially own five percent or more of our securities:

                                         DATE OF    NUMBER OF    EXERCISE
                 NAME                     GRANT      OPTIONS    PRICE/SHARE
---------------------------------------  --------   ---------   -----------
Bill Sickler...........................    5/8/96    200,000      $0.0825
                                          5/13/98    100,000         2.00
                                           5/4/99    125,000         9.00
Alistair Black.........................   5/13/98    100,000         2.00
                                           5/4/99     15,000         9.00
Howey Chin.............................   4/19/97     76,000         0.27
                                         11/19/98     20,000         3.10
                                           5/4/99     15,000         9.00
Christine E. Munson....................   3/19/97    180,000         0.27
                                         11/19/98     20,000         3.10
                                           5/4/99     15,000         9.00
Kurt Chan..............................    4/9/97     76,000         0.27
                                         11/19/98     20,000         3.10
                                           5/4/99     15,000         9.00
Wayne Rickard..........................    4/9/97     76,000         0.27
                                         11/19/98     20,000         3.10
                                          1/21/99     25,000         3.10
                                           5/4/99     15,000         9.00
Kent Bridges...........................    1/9/97    340,000         0.18
                                         11/19/98     20,000         3.10
                                           5/4/99     15,000         9.00
David Tang.............................    1/9/97     47,000         0.18
                                         10/31/97     20,000         0.72
                                          3/26/98     43,000         2.00
                                         11/19/98     30,000         3.10
                                           5/4/99     50,000         9.00
William Hubbard........................   9/16/97    155,000         0.72
                                         11/19/98     20,000         3.10
                                           5/4/99     15,000         9.00

RELATIONSHIP WITH SEAGATE TECHNOLOGY, INC.

     We have developed a strategic partnership with Seagate Technology, Inc. pursuant to which we have collaborated with Seagate Technology on the development of industry standards, the design and development of new SAN products, the interoperability of products, strategic planning and SAN market development. In addition, Seagate Technology has made several investments in us as described below. Stephen J. Luczo, one of our directors, is also the chief executive officer of Seagate Technology.

     On May 21, 1997, we sold 2,092,234 shares of Series F preferred stock at a price per share of $4.78 to Seagate Technology for an aggregate purchase price of $10,000,879. On June 16, 1998, we sold 652,569 shares of Series G preferred stock at a price per share of $7.65 to Seagate Technology for an aggregate purchase price of $4,992,153.

     On September 18, 1998, we entered into a $15,000,000 convertible note purchase agreement with Seagate Technology. The convertible note bears simple interest of 5.75% per annum with principal and interest maturing on September 18, 2001. We have the option to convert any portion of the then outstanding balance of principal and interest into

Series G preferred stock, or common stock after completion of this offering, at a price per share of $7.65. Accrued interest must be converted prior to any principal. We may, upon thirty days written notice to Seagate Technology, prepay any portion of the convertible note in cash. In the event of a default, as defined in the agreement, Seagate Technology may declare all outstanding interest and principal immediately due and payable in cash. In the event we become subject to insolvency proceedings, the outstanding principal and accrued interest will become immediately due and payable.

     On October 12, 1998, we converted approximately $59,000 of accrued interest and approximately $1,797,000 of principal into 242,694 shares of Series G preferred stock. As of June 30, 1999, the total amount of outstanding principal and accrued interest was $13,743,225.

     Pursuant to an agreement that we entered into with Seagate Technology and a third-party investor (which third-party investor subsequently sold all of its shares of our common stock to funds affiliated with New Enterprise Associates and ONSET Ventures), on October 12, 1998, Seagate Technology has the right to maintain its current percentage interest in our common stock of 19.9%. Accordingly, within 30 days of the closing of this offering, Seagate Technology will have the right to purchase shares of our common stock at the initial public offering purchase price less underwriting discounts and commissions as long as the percentage of outstanding common stock they own does not exceed 19.9%. Seagate Technology is obligated to first convert interest and principal owing under its convertible note into shares of common stock before it purchases additional shares of common stock to maintain its percentage interest. The rights of Seagate Technology to maintain terminate 30 days after the closing of this offering.

     Also pursuant to this stockholders agreement, Seagate Technology has agreed to certain restrictions on its ownership of our common stock. Specifically, unless our board of directors consents, Seagate Technology has agreed not to:

     - acquire beneficial ownership of any of our shares of capital stock if after acquiring the shares, Seagate Technology would beneficially own more than 19.9% of our outstanding voting stock;

     - form, join or in any way participate in a group acting together for the purpose of acquiring, holding or disposing of shares of our capital stock if the group beneficially owns more than 5% of our outstanding voting stock;

     - submit any resolution to our stockholders or become a participant in a proxy solicitation in opposition to the recommendation of a majority of our directors; or

     - enter into any voting arrangement with respect to any shares of our capital stock.

     In addition, if Seagate Technology acquires more than 19.9% of our voting stock we have the right to purchase from Seagate Technology a sufficient number of shares of voting stock so as to reduce the voting stock held by Seagate Technology to no more than 19.9% of our outstanding voting stock. To purchase shares held by Seagate Technology pursuant to this right, we will have to pay the average per share cash price paid by Seagate Technology calculated on a last purchased, first sold basis.

     We intend to convert a portion of the unpaid principal and interest on our convertible note sufficient to maintain Seagate Technology's holdings of our common stock at 19.9%. In this prospectus we have assumed, based upon the number of shares of our common stock outstanding as of June 30, 1999, that we will convert approximately $7,994,250 of our convertible note into 1,045,000 shares of our common stock. Accordingly, following the conversion of this amount, there would be $5,748,975 of our convertible note outstanding, which would be convertible into 751,500 shares of our common stock.

     These limitations on Seagate Technology's ownership of our capital stock expire upon the earlier of (1) three years after the closing of this offering,
(2) when a tender offer is made for not less than 50% of our outstanding shares or (3) when another entity or group acquires not less than 25% ownership of the total combined voting power of all of our outstanding shares.

     Pursuant to the stockholders' agreement, Seagate Technology agreed that it will not nor will it permit any of its affiliates to sell or transfer any shares of our capital stock to a person or entity that is engaged in or has publicly announced its intention to enter into the business of developing, manufacturing, marketing or selling storage area networks.

     In addition, for so long as Seagate Technology owns at least 7% of our outstanding voting stock, Seagate Technology agreed that it will not nor will it permit any of its affiliates to sell or transfer any shares of our capital stock, except under the following circumstances:

     - to a person or entity who owned our voting stock immediately prior to the closing of this offering;

     - to us or to any person approved by us;

     - pursuant to a bona fide public offering registered under the Securities Act;

     - pursuant to Rule 144 under the Securities Act;

     - pursuant to a bona fide pledge of shares of our capital stock to an institutional lender to secure a loan, guarantee or other financial support, provided that the lender agrees to hold such stock subject to the same restrictions applicable to Seagate Technology or the other investor;

     - in the event of a merger or consolidation in which we are acquired by another corporation, or pursuant to a plan for our liquidation;

     - to a wholly-owned subsidiary that has executed an agreement to be bound by the same restrictions applicable to Seagate Technology or the other investor;

     - sales into any tender or exchange offer (A) which is made by us or on our behalf; (B) which is made by another person or group and is not opposed by our board of directors; or (C) subject to our right of first refusal, which is made by another person or group and which would result in such person or group owning more than 50% of our total outstanding voting stock; or

     - public distributions, provided that, in cases other than public distributions underwritten by an underwriter selected by us, no single purchaser is known to be acquiring more than 5% of our outstanding capital stock in the distribution.

     Pursuant to the stockholders' agreement, Seagate Technology granted us certain rights of first refusal with respect to any shares of our common stock that they will hold immediately after the closing of this offering or those shares of common stock issuable to Seagate Technology upon conversion of the convertible note we issued to Seagate Technology. With respect to these shares, we have a right of first refusal to purchase any of these shares sold by Seagate Technology for so long as Seagate Technology owns at least 7% of our outstanding voting stock. Certain sales of our voting stock by Seagate Technology, including sales through a registered public offering, are not subject to this right of first refusal.

INDEMNIFICATION AGREEMENTS

     We have entered into indemnification agreements with each of our directors and officers. Such indemnification agreements will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management -- Limitations on Liability and Indemnification."

     All future transactions, including any loans from our company to our officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to our company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 30, 1999, and as adjusted to reflect the sale of common stock offered hereby by (1) each stockholder known by us to own beneficially more than 5% of current common stock, (2) each Named Executive Officer, (3) each of our directors and (4) all current directors and executive officers as a group.

                                                                    PERCENTAGE
                                                                    OF SHARES
                                                NUMBER OF       OUTSTANDING(1)(2)
                                                  SHARES       --------------------
                                               BENEFICIALLY     BEFORE      AFTER
          NAME OF BENEFICIAL OWNER               OWNED(1)      OFFERING    OFFERING
          ------------------------             ------------    --------    --------
Stephen Luczo(3).............................    3,863,924       19.3%       20.0%(4)
  c/o Seagate Technology, Inc.
  920 Disc Drive, Building One
  Scotts Valley, CA 95066
Seagate Technology, Inc......................    3,847,987       19.2        19.9(4)
  920 Disc Drive, Building One
  Scotts Valley, CA 95066
Peter Morris(5)..............................    2,455,707       12.3        10.0
  c/o New Enterprise Associates
  2490 Sand Hill Road
  Menlo Park, CA 94025
Entities associated with New Enterprise
  Associates VI, Limited Partnership(6)......    2,450,707       12.2        10.0
  2490 Sand Hill Road
  Menlo Park, CA 94025
Alistair Black(7)............................    1,731,353        8.6         7.0
Rob Kuhling(8)...............................    1,716,385        8.6         7.0
  c/o ONSET Ventures
  2490 Sand Hill Road
  Menlo Park, CA 94025
Entities associated with ONSET Enterprise(8)
  Associates II, L.P.........................    1,711,385        8.5         7.0
  2490 Sand Hill Road
  Menlo Park, CA 94025
Denny R. Ko(9)...............................    1,606,206        8.0         6.5
  c/o Dynamics Technology, Inc.
  21311 Hawthorne Boulevard
  Suite 300
  Torrance, CA 90503-5610
Dynamics Technology, Inc.(10)................    1,601,206        8.0         6.5
  21311 Hawthorne Boulevard
  Suite 300
  Torrance, CA 90503-5610
Bill Sickler(11).............................    1,432,315        7.1         5.8
Milton Chang.................................    1,228,166        6.1         5.0
  c/o New Focus, Inc.
  2630 Walsh Avenue
  Santa Clara, CA 95051

                                                                    PERCENTAGE
                                                                    OF SHARES
                                                NUMBER OF       OUTSTANDING(1)(2)
                                                  SHARES       --------------------
                                               BENEFICIALLY     BEFORE      AFTER
          NAME OF BENEFICIAL OWNER               OWNED(1)      OFFERING    OFFERING
          ------------------------             ------------    --------    --------
Kurt Chan(12)................................      311,728        1.6         1.3
Wayne Rickard(13)............................      283,291        1.4         1.1
Kent Bridges(14).............................      251,353        1.1         0.9
All directors and executive officers as a
  group
  (14 persons)(15)...........................   15,432,361       72.7        63.9(4)

-------------------------
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 30, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Percentage of beneficial ownership is based upon 20,042,393 shares of common stock outstanding prior to this offering and 24,587,393 shares of common stock outstanding after this offering. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The number of shares beneficially owned assumes the conversion of all outstanding shares of preferred stock into common stock as of June 30, 1999.

 (2) Assumes no exercise of the underwriters' over-allotment option.

 (3) Mr. Luczo is the chief executive officer of Seagate and a director of our company. Represents 3,847,987 shares held by Seagate, 8,333 shares of common stock held by Mr. Luczo and 7,604 shares issuable upon exercise of options held by Mr. Luczo exercisable within 60 days of June 30, 1999. Mr. Luczo disclaims beneficial ownership of shares held by Seagate.

 (4) We intend to convert a portion of the unpaid principal and interest on our convertible note sufficient to maintain Seagate Technology's holdings of our common stock at 19.9%. Based upon the number of shares of our common stock outstanding at June 30, 1999, at the completion of this offering we would convert $7,994,250 of this convertible note into 1,045,000 shares of our common stock.

 (5) Mr. Morris is a general partner of New Enterprise Associates and a director of our company. Represents 1,944,446 shares held by New Enterprise Associates VI, Limited Partnership, 459,317 shares held by New Enterprise Associates VIII, Limited Partnership, 44,166 shares held by NEA Presidents Fund, L.P., 2,778 shares held by NEA Ventures 1996, L.P. and 5,000 shares issuable upon exercise of options held by Mr. Morris exercisable within 60 days of June 30, 1999. Mr. Morris disclaims beneficial ownership of shares held by these entities, except for his proportional interest arising from his partnership interest in such funds.

 (6) Represents 1,944,446 shares held by New Enterprise Associates VI, Limited Partnership, 459,317 shares held by New Enterprise Associates VIII, Limited Partnership, 44,166 shares held by NEA Presidents Fund, L.P. and 2,778 shares held by NEA Ventures 1996, L.P.

 (7) Represents 211,353 shares issuable upon exercise of options held by Dr. Black exercisable within 60 days of June 30, 1999, 1,482,964 shares held by The Savage/ Black Living Trust, Alistair D. Black and Deborah A. Savage, Trustees, 18,518 shares held by Alistair Black, custodian for Duncan Oliver Black, under the California Uniform Transfers to Minors Act and 18,518 shares held by Alistair Black, custodian for Dylan Savage Black, under the California Uniform Transfers to Minors Act.

 (8) Mr. Kuhling is a general partner of ONSET Ventures and a director of our company. Represents 1,388,888 shares held by ONSET Enterprise Associates II, L.P., 322,497 shares held by ONSET Enterprise Associates III, L.P. and 5,000 shares issuable upon exercise of options held by Mr. Kuhling within 60 days of June 30, 1999. Mr. Kuhling disclaims beneficial ownership of shares held by this entity, except for his proportional interest arising from his partnership interest in ONSET Ventures.

 (9) Dr. Ko is the chairman of Dynamics Technology, Inc. and a director of our company. Represents 1,579,206 shares held by Dynamics Technology, Inc., 22,000 shares issuable upon exercise of options held by Dynamics Technology, Inc. and 5,000 shares issuable upon options held by Dr. Ko exercisable within 60 days of June 30, 1999. Dr. Ko disclaims beneficial ownership of the shares held by this entity except to the extent of his proportional interest therein.

(10) Represents 1,579,206 shares held by Dynamics Technology, Inc. and 22,000 shares issuable upon exercise of options held by Dynamics Technology, Inc. exercisable within 60 days of June 30, 1999.

(11) Represents 97,395 shares issuable upon exercise of options held by Mr. Sickler exercisable within 60 days of June 30, 1999, 1,299,783 shares held by K. William Sickler and Gail A. Sickler, Trustees UTA Dated July 16, 1992, 15,238 shares held by the Kenneth J. Sickler Living Trust, of which Mr. Sickler is the trustee, 6,270 shares held by K. William Sickler, Trustee UA 10-14-92 Kenneth J. Sickler Grandchildren's Trust Agreement, 4,543 shares held by K. William Sickler, Trustee, or his successor under the Brett Ellen Sickler Trust, 4,543 shares held by K. William Sickler, Trustee, or his successor under the Cole William Sickler Trust, and 4,543 shares held by K. William Sickler, Trustee, or his successor under the Joanna Jackson Sickler Trust. Of the 1,299,783 shares held by K. William Sickler and Gail A. Sickler, Trustees UTA dated July 16, 1992, 275,000 shares are subject to our right of repurchase as of June 30, 1999, which right lapses over time.

(12) Includes 20,833 shares subject to our right of repurchase as of June 30, 1999, which right lapses over time, and 111,728 shares issuable upon exercise of options held by Mr. Chan exercisable within 60 days of June 30, 1999.

(13) Includes 233,291 shares issuable upon exercise of options held by Mr. Rickard exercisable within 60 days of June 30, 1999.

(14) Includes 181,353 shares issuable upon exercise of options held by Mr. Bridges exercisable within 60 days of June 30, 1999.

(15) Includes shares described in footnotes 3, 5, 7, 8, 9 and 11 - 14 that are beneficially owned by the directors and officers and an aggregate of 1,185,303 shares issuable upon exercise of options held by these individuals exercisable within 60 days of June 30, 1999. Also includes an aggregate of 295,833 shares subject to our right of repurchase as of June 30, 1999, which right lapses over time.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the completion of this offering, we will be authorized to issue 150,000,000 shares of common stock, $0.005 par value, and 10,000,000 shares of undesignated preferred stock, $0.005 par value. The following description of our capital stock does not purport to be complete. This description is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of June 30, 1999, there were 20,042,393 shares of common stock outstanding that were held of record by approximately 140 stockholders (assuming conversion of all shares of preferred stock outstanding as of June 30, 1999). There will be 24,587,393 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of common stock offered in this offering and the conversion of an aggregate of approximately $7,994,250 of our convertible note (including accrued interest) into an aggregate of 1,045,000 shares. There are outstanding options to purchase a total of 4,356,731 shares of our common stock.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefor, as well as any distributions to the stockholders. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Gadzoox, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights.

PREFERRED STOCK

     Our certificate of incorporation filed in connection with this offering provides that our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series. The rights, preferences and privileges of each series of preferred stock may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of any preferred stock that may be issued. However, the effects might include, among other things: (1) restricting dividends on the common stock, (2) diluting the voting power of the common stock, (3) impairing the liquidation rights of the common stock and (4) delaying or preventing a change in our control without further action by the stockholders.

Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

WARRANTS

     As of the closing of this offering, there will be warrants to purchase 28,242 shares of our common stock at an exercise price of $4.78, which will remain exercisable until July 30, 2007. In addition, as of the closing of this offering, there will be warrants to purchase 19,607 shares of our common stock at an exercise price of $7.65, which will remain exercisable until July 6, 2003.

REGISTRATION RIGHTS

     Pursuant to a registration and information rights agreement entered into between us and holders of 3,026,364 shares of common stock and holders of 13,907,399 shares of common stock issuable upon conversion of our Series A, Series B, Series C, Series D, Series E, Series F, Series G and Series H preferred stock and upon conversion of the convertible note held by Seagate, we are obligated, under limited circumstances and subject to specified conditions and limitations, to use our best efforts to register the registrable shares.

     We must use our best efforts to register shares of the registrable shares:

     - if we receive written notice from holders of 50% or more of the registrable shares requesting that we effect a registration with respect to not less than 20% of the registrable shares then held by the holders requesting registration (or a lesser percentage where the reasonably anticipated price to the public of the sale of the registrable shares will exceed $2,000,000);

     - if we decide to register our own securities (except in connection with this offering); or

     - if (1) we receive written notice from holders of 25% or more of the registrable shares requesting that we effect a registration on Form S-3 (a shortened form of registration statement) with respect to shares of the registrable shares, the reasonably anticipated price to the public of which exceeds $1,000,000 and (2) we are then eligible to use Form S-3 (which at the earliest will occur twelve calendar months after the closing of this offering).

     However, in addition to certain other conditions and limitations, if requested to register shares of registrable shares, we can delay registration not more than once in any 12-month period and for not more than 90 days. In addition, unless the request is for a registration on Form S-3, we are obligated to effect only two registrations requested by the holders of the registrable shares. In any case where we decide to register our own securities pursuant to an underwritten offering, the managing underwriter may limit the registrable shares to be included in the registration to not less than 10% of the total value of securities to be registered.

     These registration rights terminate with respect to each registrable share upon the first to occur of when the holder can transfer his or her registrable shares pursuant to Rule 144 or five years after the closing of this offering. In addition, the holders of these registration rights have entered into lockup agreements and waived their registration rights until 180 days following the closing of this offering.

STOCKHOLDERS' AGREEMENT

     We entered into a stockholders' agreement with Seagate Technology, Inc. pursuant to which we granted it certain rights, and Seagate Technology agreed to limitations and restrictions with respect to the shares of our capital stock that it holds. For a more complete discussion of this stockholders' agreement, see "Certain Transactions -- Relationship with Seagate Technology, Inc."

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our company. We believe that the benefits of increased protection of our company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting. The certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of our outstanding common stock.

     Our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is BankBoston, N.A.

NATIONAL MARKET LISTING

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "ZOOX."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock.

     Upon completion of this offering, based on shares outstanding as of June 30, 1999, we will have outstanding 24,587,393 shares of common stock, assuming
(1) the issuance of 3,500,000 shares of common stock in this offering, (2) no exercise of the underwriters' over-allotment option, (3) conversion of $7,994,250 of our convertible note into 1,045,000 shares of common stock and (4) no exercise of options or warrants after June 30, 1999. All of the 3,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. However, the sale of any of these shares if purchased by "affiliates" as that term is defined in Rule 144 are subject to certain limitations and restrictions that are described below.

     The remaining 21,087,393 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares are "restricted shares" as that term is defined in Rule 144 and therefore may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. In addition, our directors and officers as well as other stockholders and optionholders have entered into "lock-up agreements" with the underwriters. These lock-up agreements provide that, except under limited exceptions, the stockholder may not offer, sell, contract to sell or otherwise dispose of any of our common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock for a period of 180 days after the date of this prospectus. Credit Suisse First Boston, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Accordingly, of the remaining 21,087,393 shares, 20,162,142 shares will become eligible for sale 180 days after the effective date subject to Rules 144 and 701.

     As of June 30, 1999, there were a total of 4,331,731 shares of common stock subject to outstanding options under our Amended and Restated 1993 Stock Plan, 1,646,899 of which were vested, and nearly all of which are subject to lock-up agreements. In addition, as of June 30, 1999, there were a total of 25,000 shares of common stock subject to outstanding options under our 1999 Director Option Plan, all of which were vested and all of which were subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our Amended and Restated 1993 Stock Plan, our 1999 Employee Stock Purchase Plan and our 1999 Director Option Plan. On the date 180 days after the effective date of the offering, the date that the lock-up agreements expire, a total of 2,423,324 shares of our common stock subject to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our Amended and Restated 1993 Stock Plan, our 1999 Employee Stock

Purchase Plan and our 1999 Director Option Plan generally would be available for resale in the public market.

Rule 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 245,874 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(K)

     Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

     In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                      , 1999, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, Hambrecht & Quist LLC and Morgan Keegan & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               Number
                        Underwriter                           of Shares
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Hambrecht & Quist LLC.......................................
Morgan Keegan & Company, Inc................................
                                                              ---------

          Total.............................................  3,500,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 525,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                        Per Share                           Total
                             -------------------------------   -------------------------------
                                Without            With           Without            With
                             Over-allotment   Over-allotment   Over-allotment   Over-allotment
                             --------------   --------------   --------------   --------------
Underwriting Discounts and
Commissions paid by us.....     $                $                $                $
Expenses payable by us.....     $                $                $                $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We and our executive officers, directors and certain other securityholders of Gadzoox have agreed not to offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering price up to 250,000 shares of the common stock for employees, directors and certain other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "ZOOX."

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include: the information in this prospectus and otherwise available to the underwriters; the history and the prospects for the industry in which we will compete; the ability of our management; the prospects for our future earnings; the present state of our development and our current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The representatives, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under the securities laws, (ii) where required by law, that the purchaser is purchasing as principal and not as agent, and
(iii) the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and with respect to the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Gadzoox by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Morrison & Foerster LLP, Palo Alto, California.

     As of the date of this prospectus, WS Investment Company 95B an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 39,138 shares of Gadzoox common stock.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

     Effective February 1998, Arthur Andersen LLP was engaged as our independent accountants and replaced other auditors who were dismissed as our independent accountants on the same date. The decision to change accountants was approved by our board of directors. Arthur Andersen LLP's reports for each of the three years in the period ended March 31, 1999, did not contain an adverse opinion or disclaimer of opinion qualified or modified as to any uncertainty, audit scope or accounting principle. During our last two fiscal years, there were no disagreements with our former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of our former auditors, would have caused them to make reference thereto in any of their reports. Our former auditors have not audited or reported on any of the financial statements included in this prospectus. Prior to February 1998, we had not consulted with Arthur Andersen LLP on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements.

                                    EXPERTS

     The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1. This prospectus, which forms a part of the Registration Statement, does not contain all the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract or other document of Gadzoox, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including exhibits and schedule filed therewith, at the Securities and Exchange Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public References Section of the Securities and Exchange Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Gadzoox, that file electronically with the Securities and Exchange Commission.

                             GADZOOX NETWORKS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Gadzoox Networks, Inc.:

     We have audited the accompanying balance sheets of Gadzoox Networks, Inc., (a Delaware corporation) as of March 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gadzoox Networks, Inc. as of March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.

                                    ARTHUR ANDERSEN LLP

San Jose, California
April 30, 1999

                             GADZOOX NETWORKS, INC.

                                 BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                         JUNE 30, 1999
                                                            MARCH 31,                      PRO FORMA
                                                       -------------------   JUNE 30,    STOCKHOLDERS'
                                                         1998       1999       1999     EQUITY (NOTE 9)
                                                       --------   --------   --------   ---------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................  $  4,624   $ 12,202   $  8,845
  Accounts receivable, net of allowance of $65, $150
     and $150, respectively..........................     3,424      5,981      7,276
  Inventories........................................     3,463      5,306      3,932
  Prepaid expenses and other current assets..........       221        305        380
                                                       --------   --------   --------
          Total current assets.......................    11,732     23,794     20,433
Property and equipment, net..........................     3,125      4,553      4,590
Other assets.........................................        85        251        251
                                                       --------   --------   --------
                                                       $ 14,942   $ 28,598   $ 25,274
                                                       ========   ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of note payable....................  $    345   $    371   $    378
  Current portion of capital lease obligations.......       550      1,080      1,153
  Accounts payable...................................     3,302      4,488      3,513
  Compensation related accruals......................       767        705        806
  Deferred revenue and other.........................       383      1,238      1,427
                                                       --------   --------   --------
          Total current liabilities..................     5,347      7,882      7,277
Convertible note.....................................        --     13,554     13,743
Note payable, net of current portion.................       567        196         99
Capital lease obligations, net of current portion....       859      1,307      1,205
                                                       --------   --------   --------
          Total liabilities..........................     6,773     22,939     22,324
                                                       --------   --------   --------
Commitments and contingencies (Note 5)
Stockholders' equity:
  Convertible preferred stock, $0.005 par value;
     aggregate liquidation preference of $34,219 as
     of June 30, 1999
     Authorized -- 16,500,000 shares at June 30, 1999
       and 10,000,000 shares pro forma
     Issued and outstanding -- 12,227,822 shares,
       13,907,399 shares and 13,907,399 shares as of
       March 31, 1998, March 31, 1999 and June 30,
       1999, respectively; no shares pro forma.......        60         69         69      $     --
  Common stock, $0.005 par value
     Authorized -- 40,000,000 shares at June 30, 1999
       and 150,000,000 shares pro forma
     Issued and outstanding -- 5,078,328 shares,
       5,589,729 shares and 6,134,994 shares as of
       March 31, 1998, March 31, 1999 and June 30,
       1999, respectively; 20,042,393 shares pro
       forma.........................................        26         28         31           100
  Additional paid-in capital.........................    21,245     37,081     37,283        37,283
  Deferred compensation..............................        --     (2,425)    (2,103)       (2,103)
  Accumulated deficit................................   (13,162)   (29,094)   (32,330)      (32,330)
                                                       --------   --------   --------      --------
          Total stockholders' equity.................     8,169      5,659      2,950      $  2,950
                                                       --------   --------   --------      ========
                                                       $ 14,942   $ 28,598   $ 25,274
                                                       ========   ========   ========

The accompanying notes to financial statements are an integral part of these financial statements.

                             GADZOOX NETWORKS, INC.

                            STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   QUARTER ENDED
                                    YEAR ENDED MARCH 31,              JUNE 30,
                                -----------------------------    ------------------
                                 1997       1998       1999       1998       1999
                                -------   --------   --------    -------    -------
                                                                    (UNAUDITED)
Net revenues..................  $   823   $  9,811   $ 24,821    $ 5,406    $ 9,211
Cost of revenues..............      483      7,898     18,638      4,181      5,414
                                -------   --------   --------    -------    -------
     Gross margin.............      340      1,913      6,183      1,225      3,797
                                -------   --------   --------    -------    -------
Operating expenses:
  Research and development....    2,168      7,178     13,928      3,112      3,917
  Sales and marketing.........    1,126      2,974      5,765      1,347      1,888
  General and
     administrative...........      902      1,774      1,649        262        764
  Amortization of deferred
     compensation.............       --         --        547         28        322
                                -------   --------   --------    -------    -------
     Total operating
       expenses...............    4,196     11,926     21,889      4,749      6,891
                                -------   --------   --------    -------    -------
Loss from operations..........   (3,856)   (10,013)   (15,706)    (3,524)    (3,094)
                                -------   --------   --------    -------    -------
Other income (expense), net:
  Sale of electronic testing
     equipment rights, net....    1,508         --         --         --         --
  Interest income.............      264        524        489         47        119
  Interest and other
     expense..................       (5)      (151)      (715)       (68)      (261)
                                -------   --------   --------    -------    -------
     Total other income
       (expense), net.........    1,767        373       (226)       (21)      (142)
                                -------   --------   --------    -------    -------
Net loss......................  $(2,089)  $ (9,640)  $(15,932)   $(3,545)   $(3,236)
                                =======   ========   ========    =======    =======
Basic net loss per share......  $ (0.59)  $  (2.41)  $  (3.33)   $ (0.79)   $ (0.58)
                                =======   ========   ========    =======    =======
Weighted average shares used
  in computing basic net loss
  per share...................    3,551      3,995      4,789      4,468      5,626
                                =======   ========   ========    =======    =======
Pro forma basic net loss per
  share (unaudited)...........                       $  (0.91)   $ (0.21)   $ (0.17)
                                                     ========    =======    =======
Weighted average shares used
  in computing pro forma basic
  net loss per share
  (unaudited).................                         17,594     16,789     19,533
                                                     ========    =======    =======

The accompanying notes to financial statements are an integral part of these financial statements.

                             GADZOOX NETWORKS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                             CONVERTIBLE PREFERRED
                                     STOCK              COMMON STOCK      ADDITIONAL                                    TOTAL
                             ---------------------   ------------------    PAID-IN       DEFERRED     ACCUMULATED   STOCKHOLDERS'
                               SHARES      AMOUNT     SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT        EQUITY
                             -----------   -------   ---------   ------   ----------   ------------   -----------   -------------
BALANCE AT MARCH 31,
  1996.....................   5,691,144      $28     4,152,000    $21      $ 3,243       $    --       $ (1,433)      $  1,859
  Issuance of common stock
    for cash...............          --       --     1,236,650      6           87            --             --             93
  Repurchase of common
    stock for cash.........          --       --      (400,000)    (2)          (8)           --             --            (10)
  Issuance of preferred
    stock for cash, net....   4,444,444       22            --     --        7,945            --             --          7,967
  Net loss.................          --       --            --     --           --            --         (2,089)        (2,089)
                             ----------      ---     ---------    ---      -------       -------       --------       --------
BALANCE AT MARCH 31,
  1997.....................  10,135,588       50     4,988,650     25       11,267            --         (3,522)         7,820
  Issuance of common stock
    for cash...............          --       --       146,000      1           51            --             --             52
  Repurchase of common
    stock for cash.........          --       --       (56,322)    --           (1)           --             --             (1)
  Issuance of preferred
    stock for cash, net....   2,092,234       10            --     --        9,928            --             --          9,938
  Net loss.................          --       --            --     --           --            --         (9,640)        (9,640)
                             ----------      ---     ---------    ---      -------       -------       --------       --------
BALANCE AT MARCH 31,
  1998.....................  12,227,822       60     5,078,328     26       21,245            --        (13,162)         8,169
  Issuance of common stock
    for cash...............          --       --       511,401      2          128            --             --            130
  Deferred compensation....          --       --            --     --        2,972        (2,972)            --             --
  Amortization of deferred
    compensation...........          --       --            --     --           --           547             --            547
  Issuance of preferred
    stock for cash, net....   1,436,883        8            --     --       10,881            --             --         10,889
  Issuance of preferred
    stock upon partial
    conversion of
    convertible note.......     242,694        1            --     --        1,855            --             --          1,856
  Net loss.................          --       --            --     --           --            --        (15,932)       (15,932)
                             ----------      ---     ---------    ---      -------       -------       --------       --------
BALANCE AT MARCH 31,
  1999.....................  13,907,399       69     5,589,729     28       37,081        (2,425)       (29,094)         5,659
  Issuance of common stock
    for cash (Unaudited)...          --       --       545,265      3          202            --             --            205
  Amortization of deferred
    compensation
    (Unaudited)............          --       --            --     --           --           322             --            322
  Net loss (Unaudited).....          --       --            --     --           --            --         (3,236)        (3,236)
                             ----------      ---     ---------    ---      -------       -------       --------       --------
BALANCE AT JUNE 30, 1999
  (UNAUDITED)..............  13,907,399      $69     6,134,994    $31      $37,283       $(2,103)      $(32,330)      $  2,950
                             ==========      ===     =========    ===      =======       =======       ========       ========

The accompanying notes to financial statements are an integral part of these financial statements.

                             GADZOOX NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       QUARTER ENDED
                                                        YEARS ENDED MARCH 31,            JUNE 30,
                                                    -----------------------------   -------------------
                                                     1997       1998       1999       1998       1999
                                                    -------   --------   --------   --------   --------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss........................................  $(2,089)  $ (9,640)  $(15,932)  $ (3,545)  $ (3,236)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Gain on sale of electronic testing equipment
       rights.....................................   (1,508)        --         --         --         --
     Depreciation and amortization................      149        730      1,739        339        566
     Amortization of deferred compensation........       --         --        547         --        322
     Allowance for doubtful accounts..............       50         15         85         --         --
     Accrued interest.............................       --         --        460         --        202
     Loss on disposal of fixed assets.............       --         --        181         --         --
     Changes in current assets and liabilities:
       Accounts receivable........................     (361)    (3,093)    (2,642)        19     (1,295)
       Inventories................................     (309)    (3,036)    (1,843)    (1,548)     1,374
       Prepaid expenses and other assets..........      (40)      (239)      (250)        83        (75)
       Accounts payable and accrued liabilities...      713      3,490      1,939      1,224       (699)
                                                    -------   --------   --------   --------   --------
          Net cash used in operating activities...   (3,395)   (11,773)   (15,716)    (3,428)    (2,841)
                                                    -------   --------   --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.............     (807)    (1,405)    (1,598)      (531)      (603)
  Purchases of available-for-sale securities......   (6,932)        --         --         --         --
  Proceeds from sale of electronic testing
     equipment rights.............................    1,508         --         --         --         --
  Proceeds from sale of available-for-sale
     securities...................................      500      6,920         --         --         --
                                                    -------   --------   --------   --------   --------
          Net cash provided by (used in) investing
             activities...........................   (5,731)     5,515     (1,598)      (531)      (603)
                                                    -------   --------   --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from convertible note..................       --         --     15,000         --         --
  Proceeds from note payable......................       --      1,082         --         --         --
  Payments on note payable........................       --       (170)      (345)       (84)       (90)
  Payments on capital lease obligations...........      (18)      (166)      (782)       152        (28)
  Proceeds from issuance of common stock..........       93         52        130      5,017        205
  Repurchase of common stock......................      (10)        (1)        --         --         --
  Proceeds from issuance of convertible preferred
     stock, net...................................    7,967      9,938     10,889         --         --
                                                    -------   --------   --------   --------   --------
          Net cash provided by financing
             activities...........................    8,032     10,735     24,892      5,085         87
                                                    -------   --------   --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents.....................................   (1,094)     4,477      7,578      1,126     (3,357)
Cash and cash equivalents at beginning of year....    1,241        147      4,624      4,624     12,202
                                                    -------   --------   --------   --------   --------
Cash and cash equivalents at end of year..........  $   147   $  4,624   $ 12,202   $  5,750   $  8,845
                                                    =======   ========   ========   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest..........................  $     4   $     54   $    240   $     52   $     57
                                                    =======   ========   ========   ========   ========
  Property and equipment acquired under capital
     lease obligations............................  $    61   $  1,532   $  1,750   $    316   $    244
                                                    =======   ========   ========   ========   ========
  Partial conversion of convertible note to
     convertible preferred stock..................  $    --   $     --   $  1,856   $     --   $     --
                                                    =======   ========   ========   ========   ========

The accompanying notes to financial statements are an integral part of these financial statements.

                             GADZOOX NETWORKS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

1.  BACKGROUND

     Gadzoox Networks, Inc. ("Gadzoox" or the "Company"), formerly Gadzoox Microsystems, Inc., was incorporated in the state of California on April 2, 1992 and was reincorporated in Delaware on January 6, 1998 (see Note 2). The Company is a provider of products for storage area networks ("SANs"). The Company's SAN products are designed to leverage the capabilities of fibre channel technology to enable companies to better manage the growth in mission-critical data by overcoming the limitations of traditional captive storage architecture and creating a foundation for data centralization.

     The Company is subject to a number of risks associated with companies in a similar stage of development, including reliance on a limited number of key customers, reliance on a limited number of products, the emergence and volatility of the storage industry, reliance on a limited number of key suppliers, dependency on key employees for technology, potential competition from larger, more established companies, the ability to penetrate the market with new products, and the ability to obtain adequate financing to support its growth.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The unaudited interim financial statements for the quarters ended June 30, 1998 and 1999 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein in accordance with generally accepted accounting principles.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Gadzoox considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents consist principally of cash deposited in money market accounts.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject Gadzoox to concentrations of credit risk consist principally of bank deposits and accounts receivable. The Company places its cash and cash equivalents in checking and money market accounts in high credit quality financial institutions. The Company's accounts receivable are derived primarily from sales to original equipment manufacturer customers and distribution channel partners, located primarily in the U.S., who are generally large, well established companies. The Company

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

performs ongoing credit evaluations of its customers and maintains an allowance for potential doubtful accounts.

     At March 31, 1998 and 1999 and June 30, 1999, approximately 83%, 76% and 73%, respectively, of accounts receivable were concentrated with five customers, as follows:

                                       MARCH 31,
                                      ------------     JUNE 30,
                                      1998    1999       1999
                                      ----    ----    -----------
                                                      (UNAUDITED)
Customer A..........................   59%     44%        24%
Customer B*.........................   11%     32%        32%
Customer C..........................   13%     --%        --%
Customer D..........................   --%     --%        17%

-------------------------
* Data for Customer B reflects the combined accounts receivable for two customers who merged during fiscal 1999.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.

     The Company's supplier arrangement for the production of wafers is concentrated with one key supplier (the "Supplier"). Although there are a number of other suppliers that could provide similar services, a change in suppliers could cause a delay in manufacturing and possible loss of sales, which could adversely affect operating results.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciation and amortization are provided using the straight-line method based upon the estimated useful lives of the related assets. Useful lives range from three to five years, or over the applicable lease term. The components of property and equipment are as follows (in thousands):

                                              MARCH 31,
                                           ----------------    JUNE 30,
                                            1998     1999        1999
                                           ------   -------   -----------
                                                              (UNAUDITED)
Computer and laboratory equipment........  $2,407   $ 4,161     $4,466
Software.................................     787     1,678      1,786
Furniture and equipment..................     551       809        829
Leasehold improvements...................     299       393        464
Construction in progress.................      --        80        179
                                           ------   -------     ------
                                            4,044     7,121      7,724
Accumulated depreciation and
  amortization...........................    (919)   (2,568)    (3,134)
                                           ------   -------     ------
Property and equipment, net..............  $3,125   $ 4,553     $4,590
                                           ======   =======     ======

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

     Included in property and equipment are assets acquired under capital lease obligations with an original cost of approximately $1,593,000, $3,370,000 and $3,587,000, as of March 31, 1998 and 1999 and June 30, 1999, respectively. Related accumulated amortization of these leased assets was approximately $213,000, $1,043,000 and $1,335,000 as of March 31, 1998 and 1999 and June 30,
1999, respectively.

     During fiscal 1999, Gadzoox moved to new headquarter facilities and is taking steps to fully sublet its previous facilities. Management anticipates that the sublease income will approximate the Company's lease expense related to the previous facility. At the time of the move, the Company disposed of improvements made to the prior facility that had an original cost of $271,000 and accumulated amortization of $90,000. The Company received no proceeds for the disposal of these improvements.

     The Company periodically evaluates the carrying amount of its long-lived assets and applies the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

REVENUE RECOGNITION

     Gadzoox records product revenue upon shipment, with the exception of sales to several distribution channel partners where product returns cannot be reasonably estimated. Where product returns cannot be reasonably estimated, revenue is recognized upon sell-through to the end user by the distribution channel partner. Allowances for estimated sales returns are provided at the time of revenue recognition.

WARRANTY

     Gadzoox warrants its products against defects in materials and workmanship for one to three year periods. The estimated cost of warranty obligations is recognized at the time of revenue recognition.

STOCK-BASED COMPENSATION

     The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), in October 1995. SFAS No. 123 permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that elect to employ the valuation method provided in APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. Gadzoox has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25, and, accordingly, it has included the pro forma disclosures required under SFAS No. 123 in Note 10.

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

SOFTWARE DEVELOPMENT COSTS

     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed", development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, Gadzoox' software development has been completed concurrent with the establishment of technological feasibility and, accordingly, all software development costs have been charged to research and development expense in the accompanying statements of operations.

STOCK SPLIT AND REINCORPORATION

     In May 1997, the Company's Board of Directors approved a two-for-one stock split of its convertible preferred and common stock. All convertible preferred and common share amounts in the accompanying financial statements have been adjusted retroactively to give effect to this split.

     In May 1997, the Company's Board of Directors approved the reincorporation of the Company in Delaware. Upon reincorporation, the Company issued new shares with a par value of $0.005 per share to all convertible preferred and common shareholders. All convertible preferred and common share amounts in the accompanying financial statements have been adjusted retroactively to give effect to this change.

BASIC NET LOSS PER SHARE AND PRO FORMA BASIC NET LOSS PER SHARE

     Historical net loss per share has been calculated under Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net loss per share on a historical basis is computed using the weighted average number of shares of common stock outstanding. No diluted loss per share information has been presented in the accompanying statements of operations since potential common shares from conversion of the convertible note, convertible preferred stock, stock options, and warrants are antidilutive. The total number of shares excluded from diluted loss per share relating to these securities was 12,882,458, 16,481,009, 20,256,699, 17,209,012 and 20,108,479 shares for fiscal
1997, 1998 and 1999 and for the quarters ended June 30, 1998 and 1999, respectively.

     Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, convertible preferred stock and common stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, Gadzoox has not had any issuances or grants for nominal consideration.

     Pro forma basic net loss per share has been calculated assuming the conversion of convertible preferred stock into an equivalent number of common shares, as if the shares had converted on the dates of their issuance.

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

     The following table presents the calculation of basic and pro forma basic net loss per share (in thousands, except per share data):

                                                                      QUARTER ENDED
                                      YEAR ENDED MARCH 31,              JUNE 30,
                                 ------------------------------    -------------------
                                  1997       1998        1999       1998        1999
                                 -------    -------    --------    -------    --------
                                                                       (UNAUDITED)
Net loss.......................  $(2,089)   $(9,640)   $(15,932)   $(3,545)   $ (3,236)
                                 =======    =======    ========    =======    ========
Basic:
Weighted average shares of
  common stock outstanding.....    4,936      4,980       5,374      5,203       5,961
Less: Weighted average shares
  of common stock subject to
  repurchase...................   (1,385)      (985)       (585)      (735)       (335)
                                 -------    -------    --------    -------    --------
Weighted average shares used in
  computing basic net loss per
  share........................    3,551      3,995       4,789      4,468       5,626
                                 =======    =======    ========    =======    ========
Basic net loss per share.......  $ (0.59)   $ (2.41)   $  (3.33)   $ (0.79)   $  (0.58)
                                 =======    =======    ========    =======    ========
Pro forma:
Net loss.......................                        $(15,932)   $(3,545)   $ (3,236)
                                                       ========    =======    ========

Shares used above..............                           4,789      4,468       5,626
Pro forma adjustment to reflect
  weighted average effect of
  assumed conversion of
  convertible preferred stock
  (unaudited)..................                          12,805     12,321      13,907
                                                       --------    -------    --------
Weighted average shares used in
  computing pro forma basic net
  loss per share (unaudited)...                          17,594     16,789      19,533
                                                       ========    =======    ========
Pro forma basic net loss per
  share (unaudited)............                        $  (0.91)   $ (0.21)   $  (0.17)
                                                       ========    =======    ========

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Comprehensive Income." ("SFAS No. 130"), which was adopted by Gadzoox in fiscal 1999. SFAS No. 130 requires companies to report a new, additional measure of income on the statement of operations or to create a new financial statement that has the new measure of income on it. "Comprehensive Income" is to include amounts which have been previously excluded from net income and reflected instead in stockholders' equity. Comprehensive loss for each of the three years in the period ended March 31, 1999 approximated net loss.

     In June 1997, the Financial Accounting Standards Board also issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

No. 131"). Gadzoox adopted SFAS No. 131 in fiscal 1999. SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and significant customers. Gadzoox is organized and operates as one operating segment: the design, development, manufacturing, marketing and selling of SAN products. For fiscal 1997, 1998 and 1999 and for the quarters ended June 30, 1998 and 1999, product net revenues amounted to 95%, 99%, 98%, 98% and 93%, respectively, of total net revenues. Gadzoox sells its SAN products domestically and internationally. See Note 3 regarding significant customers and export sales.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria has been met. Gadzoox adopted SOP No. 98-1 in fiscal 1999. The adoption did not have a material impact on Gadzoox' financial position or results of operations.

     In April 1998, the AICPA issued SOP No. 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP No. 98-5"). SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were previously capitalized must be written off when SOP No. 98-5 is adopted. Gadzoox adopted SOP No. 98-5 in fiscal 1999. The adoption did not have a material impact on Gadzoox' financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 will be effective for Gadzoox on July 1, 1999. SFAS No. 133 requires certain accounting and reporting standards for derivative financial instruments and hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, management does not believe that the adoption of SFAS No. 133 will have a material impact on the Company's financial position or results of operations.

     In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," ("SOP 98-9"). SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2, amended by SOP 98-4, through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. Management does not expect the adoption of SOP 98-9 to have a significant effect on the Company's financial position or results of operations.

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

3.  SIGNIFICANT CUSTOMERS AND EXPORT SALES

     For the years ended March 31, 1997, 1998 and 1999 and the quarters ended June 30, 1998 and 1999, certain customers individually accounted for more than 10% of net revenues as follows:

                                                     QUARTER ENDED
                             YEAR ENDED MARCH 31,       JUNE 30,
                             --------------------    --------------
                             1997    1998    1999    1998     1999
                             ----    ----    ----    -----    -----
                                                      (UNAUDITED)
Customer A.................   18%     58%     42%     50%      32%
Customer B.................   --      --      15%     --       29%
Customer C.................   --      11%     10%     17%      --
Customer D.................   16%     --      --      --       --
Customer E.................   --      --      --      12%      --
Customer F.................   --      --      --      --       15%

     Sales to Europe and Japan represented approximately 17% (Germany comprising 12%) and 3%, respectively, of net revenues for fiscal 1999. In years prior to fiscal 1999, export sales were less than 10% of net revenues.

4.  INVENTORIES

     Inventories consist of the following (in thousands):

                                         MARCH 31,
                                      ---------------    JUNE 30,
                                       1998     1999       1999
                                      ------   ------   -----------
                                                        (UNAUDITED)
Raw materials.......................  $1,539   $2,565     $1,248
Work-in-process.....................   1,730      210        761
Finished goods......................     194    2,531      1,923
                                      ------   ------     ------
                                      $3,463   $5,306     $3,932
                                      ======   ======     ======

5.  COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

     During fiscal 1998 and 1999, Gadzoox acquired certain equipment under capital leases. Additionally, the Company leases three facilities under non-cancelable operating leases which expire November 1999, January 2002 and November 2005. Future minimum

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

lease payments under all capital and operating lease agreements as of March 31, 1999 are as follows (in thousands):

                                              CAPITAL    OPERATING
                                              LEASES      LEASES
                                              -------    ---------
2000........................................  $1,206      $1,358
2001........................................   1,042       1,477
2002........................................     332       1,531
2003........................................       3       1,486
2004........................................      --       1,256
Thereafter..................................      --       2,186
                                              ------      ------
                                               2,583      $9,294
                                                          ======
Less amounts representing interest (weighted
  average interest rate of 7.25%)...........    (196)
                                              ------
Present value of minimum lease payments.....   2,387
Less: current portion.......................   1,080
                                              ------
Non-current portion.........................  $1,307
                                              ======

     For the years ended March 31, 1997, 1998 and 1999, rent expense under non-cancelable operating lease agreements was approximately $144,000, $382,000 and $781,000, respectively.

LEGAL PROCEEDINGS

     From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. For example, in May 1999, a former employee filed a complaint against the Company. Management believes this claim is without merit and that resolution of this claim will not have a material adverse effect on the Company's financial position or statements of operations. However, litigation is subject to inherent uncertainties, and an adverse result in this or other matters may arise from time to time that may harm the Company's business.

6.  CONVERTIBLE NOTE

     In September 1998, Gadzoox entered into a $15,000,000 convertible note purchase agreement (the "Agreement") with Seagate Technology, Inc. ("Seagate"). Under this Agreement, Seagate purchased a convertible subordinated promissory note in the aggregate principal amount of $15,000,000 (the "Convertible Note"), bearing simple interest on the unpaid principal balance at a rate equal to 5.75% per annum with principal and interest maturing in September 2001. As further outlined and defined in the Agreement, the Company may convert, at its sole option, any portion or all of the outstanding balance of principal and interest on the Convertible Note into shares of Series G preferred stock at a price of $7.65 per share. Accrued interest is converted prior to any principal owing under the Convertible Note. The Agreement also provides that without the Company's consent, conversion of the Convertible Note may not result in Seagate holding more than 19.9% of

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

the Company's outstanding shares. In the event of a default, as defined in the Agreement, Seagate may declare all outstanding interest and principal immediately due and payable in cash. Gadzoox may, upon 30 days written notice to Seagate, prepay the Convertible Note in whole or in part.

     In October 1998, the Company converted $59,000 of interest and $1,797,000 of principal into 242,694 shares of Series G preferred stock. At June 30, 1999, there was a total of $13,743,225 of unpaid principal and interest outstanding under the Convertible Note which, if converted, would have converted into 1,796,500 shares of Series G preferred stock.

7.  NOTE PAYABLE

     In August 1997, the Company entered into a loan agreement (the "Note") secured by equipment. The face amount of the Note was $1,082,000. The repayment period is 36 months with 35 monthly payments of principal and interest of approximately $33,000 and a final installment of approximately $162,000 due on September 1, 2000. The Note bears interest at approximately 9.0% per annum. As of March 31, 1999, principal maturities under the Note are $371,000 and $196,000 in fiscal 2000 and 2001, respectively.

8.  REVOLVING CREDIT AGREEMENT

     In January 1998, Gadzoox entered into a revolving credit agreement (the "Line") with a bank, which provided for maximum borrowings of an amount not to exceed the lower of 70% of eligible accounts receivable or $5,000,000. On March 15, 1999, the Company renewed the Line, which now expires on February 1, 2000. Borrowings under the Line are secured by all of the Company's assets and bear interest at the bank's prime rate plus 0.5% per annum (approximately 8.25% at March 31, 1999). The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth and also restricts the Company's ability to pay cash dividends. During fiscal 1998 and 1999 and as of June 30, 1999, there were no borrowings outstanding under the line.

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

9.  CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock, at par, consists of the following (in thousands, except share information):

                                                         MARCH 31,
                                                        ------------     JUNE 30,
                                                        1998    1999       1999
                                                        ----    ----    -----------
                                                                        (UNAUDITED)
                                                                        -----------
Series A, 856,600 shares authorized, issued and
  outstanding in 1999 and 1998, liquidation preference
  of $217.............................................  $ 4     $ 4         $ 4
Series B, 660,000 shares authorized, issued and
  outstanding in 1999 and 1998, liquidation preference
  of $250.............................................    3       3           3
Series C, 1,454,544 shares authorized, issued and
  outstanding in 1999 and 1998, liquidation preference
  of $800.............................................    7       7           7
Series D, 2,720,000 shares authorized, issued and
  outstanding in 1999 and 1998, liquidation preference
  of $2,103...........................................   14      14          14
Series E, 4,444,444 shares authorized, issued and
  outstanding in 1999 and 1998, liquidation preference
  of $8,000...........................................   22      22          22
Series F, 2,120,476 shares authorized in 1999 and
  1998, 2,092,234 issued and outstanding in 1999 and
  1998, liquidation preference of $10,000.............   10      10          10
Series G, 3,243,936 shares authorized in 1999 and none
  in 1998, 895,263 issued and outstanding in 1999 and
  none in 1998, liquidation preference of $6,849......   --       5           5
Series H, 1,000,000 shares authorized in 1999 and none
  in 1998, 784,314 issued and outstanding in 1999 and
  none in 1998, liquidation preference of $6,000......   --       4           4
                                                        ---     ---         ---
                                                        $60     $69         $69
                                                        ===     ===         ===

     Series A, B, C, D, E, F, G and H convertible preferred stock (collectively, the "preferred stock") are convertible into common stock at the option of the shareholder on a one-for-one basis, subject to antidilution adjustments. Conversion is mandatory concurrent with a firm underwritten public offering of not less than $10,000,000 and with a per share price of not less than twice the per share issuance price of Series A, B, C, D, and E and of not less than one times the per share issuance price of Series F, G and H subject to adjustments.

     The holders of the preferred stock have voting rights equal to the voting rights of the common shareholders on an as-if converted basis.

     Series A, B, C, D, E, F, G and H preferred shareholders are entitled to receive noncumulative dividends, when and as declared by the Board of Directors, at an annual amount of $0.02, $0.03, $0.045, $0.06, $0.145, $0.38, $0.612 and
$0.612 per share, respectively. No cash dividends have been declared to date by the Board of Directors.

     In the event of a liquidation, Series A, B, C, D, E, F, G and H preferred shareholders are entitled to receive, prior to, and in preference to any distribution to the holders of common stock, $0.25275, $0.37875, $0.55, $0.74, $1.80, $4.78, $7.65 and $7.65 per share,

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

respectively, plus all declared and unpaid dividends. If undistributed assets remain after satisfying the preferred shareholders, such assets shall be distributed ratably among the holders of preferred stock and common stock, on an as-if converted basis, provided that no holder of preferred stock shall receive a distribution in excess of twice the original purchase price of each share of preferred stock.

     In August 1997, in connection with lease financing and a note payable, Gadzoox issued warrants to purchase 15,690 and 12,552 shares, respectively, of Series F preferred stock at an exercise price of $4.78 per share. The warrants are immediately exercisable for the longer of ten years from the date of issuance or five years from the effective date of the Company's initial public offering. The fair value of the warrants at the date of issuance was not material.

     In July 1998, in connection with lease financing, Gadzoox issued warrants to purchase 19,607 shares of Series G preferred stock at an exercise price of $7.65 per share. The warrants are immediately exercisable for the longer of five years or two years from the effective date of the Company's initial public offering. The fair value of the warrants at the date of issuance was not material.

UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

     In May 1999, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering (the "IPO"). If the IPO is consummated under the terms presently anticipated, all of the currently outstanding shares of convertible preferred stock will be converted into 13,907,399 shares of common stock upon the closing of the IPO. The effect of the convertible preferred stock conversion has been reflected as unaudited pro forma stockholders' equity in the accompanying balance sheet as of March 31, 1999. The conversion of the Convertible Note into 1,796,500 shares of Series G preferred stock (see Note 6) does not automatically occur in connection with the IPO and, accordingly, such conversion is not reflected in the unaudited pro forma stockholders' equity.

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

10.  COMMON STOCK

     At June 30, 1999, shares of common stock were reserved for future issuances as follows (unaudited):

1993 Stock Plan:
  Outstanding options and rights...................   4,331,731
  Reserved for future grants.......................     894,174
Employee Stock Purchase Plan.......................     150,000
Director Stock Option Plan:
  Outstanding options..............................      25,000
  Reserved for future grants.......................      25,000
Conversion of preferred stock......................  13,907,399
Conversion of Convertible Note.....................   1,796,500
Warrants to purchase Series F preferred stock......      28,242
Warrants to purchase Series G preferred stock......      19,607
                                                     ----------
                                                     21,177,653
                                                     ==========

STOCK OPTION PLAN

     Under the 1993 Stock Plan (the "Plan"), Gadzoox may grant incentive stock options to employees, nonstatutory stock options to employees, consultants and nonemployee directors of the Company and stock purchase rights up to 7,680,000 shares of common stock. During the year ended March 31, 1999, the Board of Directors increased the number of stock options available for future grant by 1,100,000. All incentive and nonstatutory stock option grants must be at prices of at least 100% and 85%, respectively, of the fair value of the stock on the date of grant, as determined by the Board of Directors.

     The options are exercisable as determined by the Board of Directors. Generally, stock options vest ratably over a four-year period except for options granted to new employees which vest 25% on the first anniversary of the grant date and vest ratably over the remaining three years. The options expire upon the earlier of ten years from the date of grant or thirty days following termination of employment. Stock purchase rights granted under the Plan must be accepted within ninety days from the date of grant. Shares purchased pursuant to the grant of a stock purchase right shall be subject to repurchase, and the repurchase option shall lapse at a minimum rate of 20% per year.

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

     A summary of transactions under the Plan is as follows:

                                                               OUTSTANDING
                                                           OPTIONS AND RIGHTS
                                           SHARES     -----------------------------
                                         AVAILABLE                 WEIGHTED-AVERAGE
                                         FOR GRANT      NUMBER      EXERCISE PRICE
                                         ----------   ----------   ----------------
Balance at March 31, 1996..............   2,095,610    1,295,870        $0.074
  Authorized...........................   1,551,120           --            --
  Granted..............................  (2,691,650)   2,691,650         0.130
  Cancelled............................       4,000       (4,000)        0.025
  Exercised............................          --   (1,236,650)        0.075
                                         ----------   ----------
Balance at March 31, 1997..............     959,080    2,746,870         0.128
  Authorized...........................   1,028,800           --            --
  Granted..............................  (1,664,450)   1,664,450         0.877
  Cancelled............................      77,875      (77,875)        0.098
  Exercised............................          --     (108,500)        0.091
  Restricted shares repurchased........      56,322           --            --
                                         ----------   ----------
Balance at March 31, 1998..............     457,627    4,224,945         0.423
  Authorized...........................   1,100,000           --            --
  Granted..............................  (1,119,400)   1,119,400         2.759
  Cancelled............................     303,251     (303,252)        1.270
  Exercised............................          --     (511,401)        0.235
                                         ----------   ----------
Balance at March 31, 1999..............     741,478    4,529,692         0.969
  Authorized (unaudited)...............     500,000           --            --
  Granted (unaudited)..................    (396,300)     396,300         9.000
  Cancelled (unaudited)................      48,996      (48,996)        1.107
  Exercised (unaudited)................          --     (545,265)        0.407
                                         ----------   ----------
Balance at June 30, 1999 (unaudited)...     894,174    4,331,731         1.773
                                         ==========   ==========

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

     The following table summarizes the stock options outstanding and exercisable as of March 31, 1999:

                  OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
--------------------------------------------------------   ------------------------
                                  WEIGHTED-    WEIGHTED-                  WEIGHTED-
    RANGE OF                       AVERAGE      AVERAGE                    AVERAGE
    EXERCISE                      REMAINING    EXERCISE                   EXERCISE
     PRICE           NUMBER         YEARS        PRICE        NUMBER        PRICE
----------------  ------------   -----------   ---------   ------------   ---------
$0.025..........      11,870         4.4        $0.025         11,870      $0.025
 0.075 - $0.083...  1,251,500        6.9         0.076        878,667       0.075
 0.18  - $0.27...  1,322,126         7.9          0.23        641,168        0.23
 0.72...........     436,967         8.4          0.72        132,663        0.72
 1.20...........     207,350         8.7          1.20         69,233        1.20
 2.00...........     548,829         9.1          2.00         90,750        2.00
 3.10...........     751,050         9.6          3.10         25,867        3.10
                   ---------                                ---------
                   4,529,692                     0.969      1,850,218
                   =========                                =========

     At March 31, 1999, 391,667 shares previously issued under stock purchase rights were subject to repurchase at a weighted-average price of $0.066.

VALUATION OF STOCK OPTIONS

     Gadzoox has elected to follow APB 25, under which no compensation expense is recognized when stock options are granted at a price equal to the fair market value of the underlying shares on the date of grant. Had compensation expense for the Plan been determined consistent with SFAS No. 123, the Company's pro forma net loss (reflecting adjustment for compensation expense consistent with SFAS No. 123) would have been $2,099,000, $9,741,000 and $16,129,000 in fiscal
1997, 1998 and 1999, respectively, and the Company's pro forma net loss per share (reflecting adjustment for compensation expense consistent with SFAS No.
123) would have been $(0.59), $(2.44), and $(3.37) in fiscal 1997, 1998 and
1999, respectively.

     The weighted-average fair value of options granted during fiscal 1997, 1998 and 1999 was $0.015, $0.22 and $0.49, respectively. To determine compensation expense under SFAS No. 123, Gadzoox used the following assumptions to estimate the fair value of each option granted on the date of grant using the Black-Scholes option valuation model: risk-free interest rates ranging from 4.56 to 6.73 percent, expected dividend yields of zero percent, an average expected life of 4 years, expected volatility of 0.01%.

DEFERRED COMPENSATION

     In connection with the grant of certain stock options to employees during fiscal 1999, Gadzoox recorded deferred compensation within stockholders' equity of approximately $3.0 million, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. The Company recorded amortization of deferred compensation of $547,000 during fiscal 1999. At March 31, 1999, the remaining deferred compensation of approximately

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

$2.4 million will be amortized as follows: $1.3 million during fiscal 2000, $670,000 during fiscal 2001, $350,000 during fiscal 2002 and $120,000 during fiscal 2003, respectively. The amortization expense relates to options awarded to employees in all operating expense categories. The amortization of deferred compensation has not been separately allocated to these categories. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

11.  SALE OF ELECTRONIC TEST EQUIPMENT RIGHTS

     In November 1997, Gadzoox sold its rights to the high-speed parametric test equipment to a third party for $1,550,000 and recorded $42,000 in expenses. As part of the sale, a patent with no historical basis held by Gadzoox relating to the testing technology was assigned to the third party.

12.  RELATED PARTY TRANSACTIONS

     The holder of the Series H convertible preferred stock (the "Series H Holder") is a customer of the Company. During fiscal 1999, the Company entered into a commercial relationship with the Series H Holder providing that the Series H Holder would reimburse the Company for certain research efforts undertaken by the Company. During fiscal 1999, the Company received approximately $489,000 of such reimbursement which has been recorded within Deferred Revenue and Other on the accompanying balance sheet as of March 31, 1999. In April 1999, the Series H Holder advised the Company of its intent to exit the SAN market and divest its shares of Series H. The Company has a right of first refusal for the purchase of the Series H. Management is currently evaluating whether to exercise its repurchase rights and is negotiating with the Series H Holder to terminate their commercial relationship. The deferred revenue will not be recognized until the Company and the Series H Holder reach agreement on the terms of terminating the commercial relationship. The Series H Holder accounted for approximately 2% of the Company's net revenues for fiscal 1999. Management does not anticipate that the termination of the commercial relationship will have a material effect on the Company's financial position or results of operations.

13.  INCOME TAXES

     Due to the Company's loss position, there was no provision for income taxes for the years ended March 31, 1997, 1998 and 1999 and the quarters ended June 30, 1998 and 1999.

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

     The components of the net deferred tax asset at March 31, 1998 and 1999 were as follows (in thousands):

                                             1998        1999
                                            -------    --------
Net operating loss carryforwards..........  $ 4,258    $  9,555
Cumulative book to tax differences........      964       1,751
Tax credit carryforwards..................      649       1,699
                                            -------    --------
                                              5,871      13,005
Valuation allowance.......................   (5,871)    (13,005)
                                            -------    --------
                                            $    --    $     --
                                            =======    ========

     A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance due to the variability of operating results. As of March 31, 1999, Gadzoox has net cumulative operating loss carryforwards for Federal and state income tax reporting purposes of approximately $26,759,000 and $3,324,000, respectively. The Company also has Federal and state research and development tax credit carryforwards of approximately $877,000 and $822,000, respectively The net cumulative operating loss and credit carryforwards will expire at various dates beginning in the years 1999 through 2014, if not utilized. Utilization of net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

14.  SUBSEQUENT EVENTS (UNAUDITED)

1999 EMPLOYEE STOCK PURCHASE PLAN

     In May 1999, the Board of Directors approved the adoption of the Company's 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan"), subject to stockholder approval. A total of 150,000 shares of common stock have been reserved for issuance under the Stock Purchase Plan. The number of shares reserved for issuance under the Stock Purchase Plan will be subject to an annual increase to be added on the first day of the Company's fiscal year, beginning in 2000, equal to the lesser of (i) 250,000 shares, (ii) 0.5% of the outstanding shares on such date or (iii) a lesser amount determined by the Board of Directors. The Stock Purchase Plan allows eligible employees to purchase shares of common stock through payroll deductions at 85% of the fair market value of the common stock.

1993 STOCK OPTION PLAN

     In May 1999, the Board of Directors approved and adopted, subject to stockholder approval and effective upon the closing of the proposed initial public offering, an Amended and Restated 1993 Stock Option Plan (the "Amended Plan"). Under the Amended Plan, the number of shares authorized for issuance is increased to 8,180,000. The number of shares reserved for issuance under the Amended Plan will be subject to an annual increase

                             GADZOOX NETWORKS, INC.

                                 MARCH 31, 1999
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)

to be added on the first day of the Company's fiscal year, beginning in 2000, equal to the lesser of (i) 1,500,000 shares, (ii) 1% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board of Directors.

1999 DIRECTOR STOCK OPTION PLAN

     In May 1999, the Board of Directors approved the adoption of the 1999 Director Stock Option Plan (the "Director Plan") which provides for the automatic grant of 5,000 shares of common stock to each non-employee director on the later of the date of adoption of the Director Plan or the date on which such person first becomes a director (the "Initial Grant"). After the Initial Grant, the non-employee director will receive an automatic annual grant of 2,500 shares of common stock. All shares granted under the Director Plan are 100% vested at the grant date and expire upon the earlier of three years or the resignation of the director from the Board of Directors. A total of 50,000 shares of common stock have been reserved for issuance under the Director Plan. The number of shares reserved for issuance under the Director Plan will be subject to an annual increase, beginning with the fiscal year beginning in 2000, sufficient to bring the number of shares available for future issuance to 50,000 shares. As of June 30, 1999, options to acquire 25,000 shares of common stock were outstanding under the Director Plan.

                       APPENDIX - DESCRIPTION OF GRAPHICS
                       GADZOOX NETWORKS PROSPECTUS WRAPPER


Front inside cover:

Headline: "Growth In Enterprise Data"

Graphics: The following product names, with pictures of each product, are set forth: "Ventana," "Capellix," Denali," "Gibralter" and "Bitstrip."

The following words appear in the background: "OLTP," "Internet," "Multimedia," "E-Commerce," "Decision Support" and "Data Warehousing."

In the upper right-hand corner, the Gadzoox logo is set forth.

Front Gatefold:

Graphics:

A pictorial presentation of the Gadzoox products, and the primary function of each product, within the SAN topology is presented. A pictorial presentation of the traditional captive storage architecture is also presented. The "LAN" and "WAN" topology, relative to the SAN topology, is indicated.

The following text appears in connection with each Gadzoox product: Ventana - "San Management Software," Capellix - "Chassis Switch," Gibralter - "Managed Hub," Denali - "Area Switch," and Bitstrip - "Active Hub."

Headline: "the Gadzoox SAN Solution"

Main Text:

*Capacity Scalability
*Increased Performance
*Data Availability and Disaster Tolerance
*Interoperability
*Modular Scalability
*Increased Network Stability
*Advanced Data Management

Headline: "Traditional Captive Storage Architecture"

Main Text:

*Capacity Constraints
*Performance Constraints
*Lack of Management
*Lack of Availability and Disaster Tolerance

In the upper right-hand corner, the Gadzoox logo is set forth.

Back Inside Cover:

Headline: "the Gadzoox Solution"

Main Text:

*Capacity Scalability - the ability to connect millions of data storage devices to more effectively support the growth of data

*Increased Performance - the ability to transmit data faster between computers and storage devices to provide rapid access to data

*Data Availability and Disaster Tolerance - the ability to monitor and control the function of storage area network devices from remote locations to reduce the cost and complexity of transmitting data and troubleshooting failures

*Interoperability - the ability to simplify the installation of storage area network products and enhance the protection of existing user investments

*Modular Scalability - the ability to upgrade capabilities with a building block approach to extend data storage capacity and enhance data availability

*Increased Network Stability - the ability to provide dependable connections to help ensure reliable access to data

*Advanced Data Management - the ability to provide a platform for the development of new methods that further increase data availability and reliability

Set forth at the bottom of the page are the respective logos of "Gadzoox Strategic Partners," including "Tel," "LSI Logic," "Agate," "Ideal," "ATL Products," "Sanmina," "Consan," "Hewlett Packard," "NEC," "Veritas,"
"Legato Systems, Inc.," "Cranel," "Exabyte," "Compaq," "Vitesse," "Bull," "Bell Microproducts," "Anadataco," "Merisel," and "Seagate," "Tektronix," "Avid," "EMC," and "Sun."

In the upper right-hand corner, the Gadzoox logo is set forth.

Back Outside Cover:

The Gadzoox logo is set forth in the center of the page.

[Gadzoox Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Gadzoox in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $ 14,067
NASD filing fee.............................................     5,560
Nasdaq National Market listing fee..........................     5,000
Printing and engraving costs................................   140,000
Legal fees and expenses.....................................   450,000
Accounting fees and expenses................................   200,000
Blue Sky fees and expenses..................................    25,000
Transfer Agent and Registrar fees...........................     5,000
Miscellaneous expenses......................................    30,373
                                                              --------
          Total.............................................  $875,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article Eighth of the Registrant's restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     In addition to indemnification provided for in the Registrant's certificate of incorporation and bylaws, the Registrant has entered into indemnification agreements with its directors, executive officers and controller. The Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Registrant and its predecessor, Gadzoox Networks, Inc., a California corporation, have issued unregistered securities to a limited number of persons as described below. The share information and conversion rates presented below have been adjusted to give effect to the two-for-one stock split of the Registrant's common stock approved by the board of directors of the Registrant in May 1997.

          1. From inception through April 15, 1999 (the latest practical date), we granted stock options to purchase an aggregate of 7,379,970 shares of our common stock at exercise prices ranging from $0.025 to $3.10 per share to our employees, consultants, and directors pursuant to our 1993 Stock Plan.

          2. From inception through April 15, 1999 (the latest practical date), we issued and sold an aggregate of 2,506,088 shares of our common stock to employees, consultants and directors for aggregate consideration of $257,862 pursuant to the exercise of options granted under our 1993 Stock Plan.

          3. On September 5, 1996, we sold 4,444,444 shares of Series E Preferred Stock for $1.80 per share to a group of private investors for an aggregate purchase price of $7,999,999.

          4. On May 21, 1997, we sold 2,092,234 shares of Series F Preferred Stock for $4.78 per share to Seagate Technology, Inc., a Delaware corporation, for an aggregate purchase price of $10,000,879.

          5. On July 30, 1997, in connection with an equipment lease financing agreement and a loan agreement, we issued two warrants to Comdisco, Inc., a Delaware corporation. The first warrant entitled Comdisco to purchase 15,690 shares of our Series F Preferred Stock at an exercise price of $4.78 per share. The second warrant entitled Comdisco to purchase 12,552 shares of our Series F Preferred Stock at an exercise price of $4.78 per share.

          6. On July 30, 1997, in connection with certain consulting agreements, we issued a total of 30,000 shares of our common stock to three individuals at $1.20 per share.

          7. On September 15, 1997, in connection with a consulting agreement, we issued 3,750 shares of our common stock to an individual at $0.72 per share.

          8. On December 17, 1997, in connection with a consulting agreement, we issued 3,750 shares of our common stock to an individual at $1.20 per share.

          9. On June 16, 1998, we sold 652,569 shares of Series G Preferred Stock for $7.65 per share to Seagate Technology, Inc. for an aggregate purchase price of $4,992,153.

          10. On July 6, 1998, in connection with an equipment lease financing agreement, we issued a warrant to Comdisco, Inc., to purchase 19,607 shares of our Series G Preferred Stock at an exercise price of $7.65 per share.

          11. On September 18, 1998, we entered into a Note Purchase Agreement with Seagate Technology, Inc. and issued a convertible note in the amount of $15,000,000, convertible into shares of our Series G Preferred Stock. Concurrent with the closing of the Series H Preferred Stock financing on October 12, 1998, we issued and sold to Seagate Technology, Inc. 242,694 shares of Series G Preferred Stock for $7.65 per share upon conversion of $1,799,897 aggregate principal amount plus accrued, but unpaid, interest on the convertible note. The original promissory note for $15,000,000 was cancelled. A new convertible note containing the same terms was issued in the amount of $13,200,103, representing the remaining principal amount outstanding less the principal amount converted into shares of our Series G Preferred Stock.

          12. On October 12, 1998, we sold 784,314 shares of Series H Preferred Stock for $7.65 per share to 3Com Corporation, a Delaware corporation, for an aggregate purchase price of $6,000,002.

     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes that each of the above-listed transactions was exempt from any registration requirements by virtue of
Section 4(2) or Regulation D of the Securities Act, or Rule 701 of the Securities Act for issuances of securities pursuant to compensatory benefit plans and contracts relating to compensation.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


EXHIBIT
NUMBER
-------
  1.1     Form of Underwriting Agreement.
  3.1     Amended and Restated Certificate of Incorporation.**
  3.2     Amended and Restated Bylaws.**
  4.1     Specimen Common Stock Certificate.**
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.**
 10.1     Form of Indemnification Agreement between the Registrant and each of its directors and officers.**
 10.2     Amended and Restated 1993 Stock Plan and form of agreements thereunder.**
 10.3     1999 Employee Stock Purchase Plan and form of agreements
          thereunder.**
 10.4     1999 Director Option Plan and form of agreement
          thereunder.**
 10.5     Agreement for electronic manufacturing services between the
          Registrant and Sanmina Corporation dated December 29,
          1998.+**
 10.6     Convertible Subordinated Promissory Note, dated October 12,
          1998, made by the Registrant and payable to Seagate
          Technology, Inc.**
 10.7     Change of Control Agreement between Registrant and K.
          William Sickler, as amended.**
 10.8     Change of Control Agreement between Registrant and Kent
          Bridges.**
 10.9     Restricted Stock Purchase Agreement between Registrant and
          K. William Sickler.**
 10.10    Compaq Computer Corporation Purchase Agreement -- JIT
          Program, entered into as of June 13, 1997, by Compaq
          Computer Corporation and Registrant.+**
 10.11    First Amended and Restated Registration and Information
          Rights Agreement, dated as of October 12, 1998 (previously filed as Exhibit 4.2).**
 10.12    Warrant to purchase shares of Series F Preferred Stock of
          the Registrant issued to Comdisco, Inc. (previously filed as
          Exhibit 4.3).**
 10.13    Warrant to purchase shares of Series G Preferred Stock of
          the Registrant issued to Comdisco, Inc. (previously filed as
          Exhibit 4.4).**
 10.14    First Amended and Restated Series F, G and H Preferred
          Stockholders' Agreement, dated as of October 12, 1998
          (previously filed as Exhibit 4.5).**
 16.1     Letter of Ernst & Young LLP.**
 23.1     Consent of Arthur Andersen LLP, Independent Accountants.
 23.2     Consent of Counsel (see Exhibit 5.1).**
 24.1     Power of Attorney.**
 27.1     Financial Data Schedules.


-------------------------
 * To be filed by amendment.

** Previously filed.

 + Confidential treatment to be requested as to certain portions of this exhibit.

(b) Financial Statement Schedules

Schedule II -- Valuation and Qualifying Accounts............  S-2

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1993, as amended, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 16th day of July, 1999.


                                          GADZOOX NETWORKS, INC.

                                          By:                  *
                                             -----------------------------------
                                              Bill Sickler, President,
                                              Chief Executive Officer and
                                              Director

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                       NAME                                   TITLE                DATE
                       ----                                   -----                ----

                         *                               President, Chief      July 16, 1999
---------------------------------------------------   Executive Officer and
                   Bill Sickler                        Director (Principal
                                                        Executive Officer)

              /s/ CHRISTINE E. MUNSON                Chief Financial Officer,  July 16, 1999
---------------------------------------------------     Vice President of
                Christine E. Munson                       Administration
                                                       (Principal Financial
                                                             Officer)

                         *                           Chief Technology Officer  July 16, 1999
---------------------------------------------------        and Director
                Dr. Alistair Black

                         *                                   Director          July 16, 1999
---------------------------------------------------
                 Dr. Milton Chang

                         *                                   Director          July 16, 1999
---------------------------------------------------
                Dr. Denny R. S. Ko

                         *                                   Director          July 16, 1999
---------------------------------------------------
                  Robert Kuhling

                         *                                   Director          July 16, 1999
---------------------------------------------------
                 Stephen J. Luzco

                         *                                   Director          July 16, 1999
---------------------------------------------------
                   Peter Morris

           *By: /s/ CHRISTINE E. MUNSON
---------------------------------------------------
                Christine E. Munson
                 Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER
-------
 1.1      Form of Underwriting Agreement.
 3.1      Amended and Restated Certificate of Incorporation.**
 3.2      Amended and Restated Bylaws.**
 4.1      Specimen Common Stock Certificate.**
 5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.**
10.1      Form of Indemnification Agreement between the Registrant and each of its directors and officers.**
10.2      Amended and Restated 1993 Stock Plan and form of agreements thereunder.**
10.3      1999 Employee Stock Purchase Plan and form of agreements
          thereunder.**
10.4      1999 Director Option Plan and form of agreement
          thereunder.**
10.5      Agreement for electronic manufacturing services between the
          Registrant and Sanmina Corporation dated December 29,
          1998.+**
10.6      Convertible Subordinated Promissory Note, dated October 12,
          1998, made by the Registrant and payable to Seagate
          Technology, Inc.**
10.7      Change of Control Agreement between Registrant and K.
          William Sickler, as amended.**
10.8      Change of Control Agreement between Registrant and Kent
          Bridges.**
10.9      Restricted Stock Purchase Agreement between Registrant and
          K. William Sickler.**
10.10     Compaq Computer Corporation Purchase Agreement -- JIT
          Program, entered into as of June 13, 1997, by Compaq
          Computer Corporation and Registrant.+**
10.11     First Amended and Restated Registration and Information
          Rights Agreement, dated as of October 12, 1998 (previously filed as Exhibit 4.2).**
10.12     Warrant to purchase shares of Series F Preferred Stock of
          the Registrant issued to Comdisco, Inc. (previously filed as
          Exhibit 4.3).**
10.13     Warrant to purchase shares of Series G Preferred Stock of
          the Registrant issued to Comdisco, Inc. (previously filed as
          Exhibit 4.4).**
10.14     First Amended and Restated Series F, G and H Preferred
          Stockholders' Agreement, dated as of October 12, 1998
          (previously filed as Exhibit 4.5).**
16.1      Letter of Ernst & Young LLP.**
23.1      Consent of Arthur Andersen LLP, Independent Accountants.
23.2      Consent of Counsel (see Exhibit 5.1).**
24.1      Power of Attorney.**
27.1      Financial Data Schedules.


-------------------------
 * To be filed by amendment.

** Previously filed.

 + Confidential treatment to be requested as to certain portions of this exhibit.

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Stockholders of Gadzoox Networks, Inc.

     We have audited, in accordance with generally accepted auditing standards, the financial statements of Gadzoox Networks, Inc. included in this Registration Statement and have issued our report thereon dated April 30, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                              ARTHUR ANDERSEN LLP

San Jose, California
April 30, 1999

                             GADZOOX NETWORKS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                       BALANCE AT   CHARGED TO                 BALANCE
                                       BEGINNING    COSTS AND                  AT END
             DESCRIPTION               OF PERIOD     EXPENSES    DEDUCTIONS   OF PERIOD
             -----------               ----------   ----------   ----------   ---------
Year ended March 31, 1997:
  Allowance for returns and doubtful
     accounts........................   $     --     $50,000       $   --     $ 50,000
Year ended March 31, 1998:
  Allowance for returns and doubtful
     accounts........................   $ 50,000     $15,000       $   --     $ 65,000
Year ended March 31, 1999:
  Allowance for returns and doubtful
     accounts........................   $ 65,000     $88,535       $3,535     $150,000
Quarter ended June 30, 1998:
  Allowance for returns and doubtful
     accounts........................   $ 65,000     $    --       $   --     $ 65,000
Quarter ended June 30, 1999:
  Allowance for returns and doubtful
     accounts........................   $150,000     $    --       $   --     $150,000

                                       S-2